     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                            DIGITAL LIGHTWAVE, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                               3663                              95-4313013
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)             Identification Number)

                             15550 LIGHTWAVE DRIVE
                              CLEARWATER, FL 33760
                                 (727)442-6677
(Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)
                             ---------------------
                                STEVEN H. GRANT
         EXECUTIVE VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
                            DIGITAL LIGHTWAVE, INC.
                             15550 LIGHTWAVE DRIVE
                              CLEARWATER, FL 33760
                                 (727)442-6677
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                SCOTT D. LESTER                                GAIL CLAYTON HUSICK
              ELIZABETH H. LEFEVER                             MARTIN A. WELLINGTON
                 ANGELA C. HILT                                   KELLY S. BOYD
        BROBECK, PHLEGER & HARRISON LLP                  WILSON SONSINI GOODRICH & ROSATI
         ONE MARKET, SPEAR STREET TOWER                         650 PAGE MILL ROAD
            SAN FRANCISCO, CA 94105                            PALO ALTO, CA 94304
                 (415) 442-0900                                   (650) 493-9300

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM     PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF               AMOUNT TO        OFFERING PRICE          AGGREGATE            AMOUNT OF
      SECURITIES TO BE REGISTERED         BE REGISTERED(1)      PER SECURITY        OFFERING PRICE      REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------
    % Convertible Subordinated Notes due
  2004..................................     $23,000,000             --               $23,000,000            $6,394
--------------------------------------------------------------------------------------------------------------------------
Common Stock, $.0001 par value..........         (2)                 (2)                  (2)                  (2)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

(1) Includes $3,000,000 aggregate principal amount of   % Convertible
    Subordinated Notes due 2004 that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) We are also registering an indeterminate number of shares of Common Stock as may be required for issuance upon conversion of the Notes. We will not receive any additional consideration upon conversion of the Notes. Under Rule 457, no additional registration fee for these shares is required.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED APRIL 19, 1999

PROSPECTUS
                                  $20,000,000
                         (Logo Digital Lightwave, Inc.)

                       % Convertible Subordinated Notes due 2004
                                Issue Price: Par

THE TERMS

     - We will pay interest on the Notes twice a year on           and
                 , beginning on           , 1999.

     - Your right to payment under the Notes will be junior in right of payment to our Senior Indebtedness which is more fully described in this prospectus. The Notes are unsecured.

     - The Notes are convertible into shares of our common stock initially at
       the price of $     per share. The conversion price will change if certain
       events occur.

     - We have the right to redeem the Notes after           , 2002 at a
       redemption price that is described more fully in this prospectus.

     - You may require us to repurchase all or a portion of the Notes following a Repurchase Event, which is more fully described in this prospectus.

     - We intend to list the Notes on the Nasdaq National Market under the
       proposed trading symbol "          ."

     - The trading format of the Notes will be book-entry form through the same-day funds of the Depository Trust Company.

     - The trading symbol of our common stock on the Nasdaq National Market is "DIGL." On April 16, 1999 the closing price for the common stock was $3 7/16 per share.

     - For more details, see the section "Description of Notes."
                           -------------------------
    THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                           -------------------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.
                           -------------------------
     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
                           -------------------------

                                                              PER NOTE      TOTAL
                                                              --------   -----------
Public Offering Price.......................................   $1,000    $20,000,000
Underwriting Discounts and Commissions......................
Proceeds to Digital Lightwave...............................

                           -------------------------
     Digital Lightwave has granted the underwriter the right to purchase up to an additional $3,000,000 in principal amount of Notes to cover over-allotments. The underwriter expects to deliver the Notes against payment in New York, New
York, on or about             , 1999.
                           -------------------------
                      (C.E. UNTERBERG, TOWBIN UNDERWRITER)
                                            , 1999

              [GRAPHIC SHOWING WHERE DIGITAL LIGHTWAVE'S PRODUCTS
                           ARE DEPLOYED IN A NETWORK]

     Network Information Computer(TM), ASA 312(R) and Network Access Agent(TM) are trademarks of Digital Lightwave, Inc. This Prospectus also includes trademarks of companies other than Digital Lightwave.

                               PROSPECTUS SUMMARY

     This is a summary, and, therefore, it may not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we refer you to. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. Certain terms contained herein have the respective meanings set forth in the glossary at page G-1. The words "Digital Lightwave," "we," "our," and "us" refer to Digital Lightwave, Inc., its predecessors and subsidiaries, but not to the underwriter. Except as otherwise specified, all information in this prospectus assumes no exercise of the underwriter's over-allotment option.

                               DIGITAL LIGHTWAVE

     Digital Lightwave provides the telecommunications industry with network analysis equipment for monitoring, maintaining and managing fiber optic networks. Telecommunications service providers utilize fiber optics to provide increased network bandwidth to transmit Internet, voice, data and multimedia video traffic. Our customers use our products to cost-effectively verify and qualify service during network installation and to monitor and manage deployed networks to ensure their optimal performance. Our customers include telecommunications service providers, such as AT&T, GTE, MCI WorldCom, Qwest Communications and Sprint, and telecommunications equipment manufacturers, such as Alcatel Network Systems, Northern Telecom and Tellabs.

     Increasing consumer demands and a changing regulatory environment have created new challenges for the telecommunications industry. The dramatic growth in data traffic, including the Internet, e-commerce, fax and video, has created capacity constraints on legacy networks that were originally designed to transmit voice traffic. The telecommunications industry has responded to the need for increased network capacity by installing new fiber optic transmission lines, increasing data transmission rates and employing new technologies such as Dense Wave Division Multiplexing (DWDM), a process which increases the carrying capacity of existing fiber. Enhanced transmission speeds and new technologies magnify the complexity of telecommunications networks while continuing demands for greater bandwidth stress their capacity, resulting in a heightened risk of network interruptions or failures. The increased use of telecommunications networks for data and voice communications, together with the increased number of entrants in the industry as a result of deregulation, have heightened the need to provide uninterrupted service while creating new competitive pressures to improve operational efficiencies. To meet these challenges, telecommunications service providers require sophisticated network analysis equipment to effectively manage new and existing network assets and reduce the possibility of network downtime.

     The network test equipment historically available was originally designed for legacy networks. We believe that our network analysis equipment provides a more cost-effective solution capable of meeting the challenges of the new and increasingly complex network environment. Our products, which are based on modular and scaleable hardware and software platforms with a flexible architecture, allow customers to readily upgrade existing systems to accommodate new technologies as they develop. Our initial product, the Network Information Computer, is designed to provide technicians with a truly portable, more compact, easy-to-use product with increased functionality compared to other products currently available. Utilizing the technology of the Network Information Computer, in 1998, we introduced our first Network Access Agent. Our Network Access Agents are software controlled, performance monitoring and diagnostic equipment permanently installed at multiple access points throughout a network to provide real-time analysis and network management from a centralized location. The Company plans to utilize the core technology of its Network Information Computers and Network Access Agents to continue to develop products that address the evolving needs of the optical networking industry.

     Digital Lightwave's strategy is to increase our market share and expand distribution across a wide range of customers. Key elements of this strategy include:

     - Penetrating new and existing markets and broadening our customer base by marketing to Regional Bell Operating Companies (RBOCs), Interexchange Carriers (IXCs), Competitive Local Exchange Carriers (CLECs) and other telecommunications service providers and equipment suppliers;

     - Developing new products and enhancements by leveraging technology and product design expertise to offer advanced, easy-to-use products with flexible platforms that can be readily upgraded to include advanced features and functionality;

     - Entering into strategic relationships to enhance our marketing and distribution capabilities and to promote future development of new products and technologies; and

     - Developing and marketing international products to take advantage of the significant opportunities which exist outside the United States for optical networking products.

     We were incorporated in California on October 12, 1990 and reincorporated in Delaware on March 18, 1996. We are ISO 9001 certified. Our principal executive offices are located at 15550 Lightwave Drive, Clearwater, Florida 33760. Our telephone number is (727) 442-6677.

                                  THE OFFERING

Total Amount of Notes Offered...    $20,000,000

Trustee.........................

Maturity........................              , 2004

Issue Price.....................    Par

Interest........................    Annual Rate --      %

                                    Payment Frequency -- every six months on
                                                   and
                                    First Payment --

Ranking.........................    The Notes are subordinated in right of
                                    payment to all Senior Indebtedness.

Conversion Rights...............    Our Notes may be converted in whole or in
                                    part at any time on or before the maturity
                                    date, subject to certain limited exceptions.
                                    The initial conversion price will be
                                    $          . The conversion price may be
                                    adjusted for certain reasons described in "Description of Notes" under the heading
                                    "Conversion."

Optional Redemption by Us.......    On or after                , 2002, we may
                                    redeem some or all of the Notes at any time at the redemption prices listed in "Description of Notes" under the heading
                                    "Optional Redemption by Us."

Mandatory Offer to Repurchase...    If we experience specific kinds of changes
                                    of control, liquidate or sell our business or if our common stock ceases to be traded on an exchange, we must offer to repurchase the Notes at a repurchase price of 100% of the principal amount of the Notes.

Use of Proceeds.................    We will use the proceeds of the Notes to
                                    repay indebtedness and for working capital and general corporate purposes.

Listing.........................    We intend to list our Notes on the Nasdaq
                                    National Market under the symbol "     ."

                      SUMMARY FINANCIAL AND OPERATING DATA
         (in thousands, except per share data and operating statistics)

     The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and balance sheet data as of December 31, 1998 are derived from our Consolidated Financial Statements which have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1994 and 1995 are derived from financial statements not included in this prospectus, which have also been audited by PricewaterhouseCoopers LLP.

                                               YEARS ENDED DECEMBER 31,
                                   ------------------------------------------------
                                    1994      1995      1996      1997       1998
                                   -------   -------   -------   -------   --------
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Sales............................  $    --   $    --   $ 6,044   $ 9,081   $ 24,191
Cost of goods sold...............       --        --     2,079     3,124      9,219
                                   -------   -------   -------   -------   --------
Gross profit.....................       --        --     3,965     5,957     14,972
                                   -------   -------   -------   -------   --------
Operating expenses:
  Engineering and development....    1,241     1,509     2,403     5,342     14,335
  Sales and marketing............       67       199     1,706     5,260     11,363
  General and administrative.....      260     1,017     1,380     3,812      7,223
  Reorganization charges(1)......       --        --        --        --      1,018
  Litigation settlements(2)......       --        --        --        --     11,500
                                   -------   -------   -------   -------   --------
          Total operating
             expenses............    1,568     2,725     5,489    14,414     45,439
                                   -------   -------   -------   -------   --------
Operating loss...................   (1,568)   (2,725)   (1,524)   (8,457)   (30,467)
Other income (expense)...........     (114)     (609)     (584)    1,767        642
                                   -------   -------   -------   -------   --------
Net loss.........................  $(1,682)  $(3,334)  $(2,108)  $(6,690)  $(29,825)
                                   =======   =======   =======   =======   ========
Net loss per share...............  $  (.04)  $  (.08)  $  (.10)  $  (.25)  $  (1.13)
                                   =======   =======   =======   =======   ========
Weighted average shares(3).......   41,045    39,444    21,829    26,084     26,476
OTHER DATA:
Ratio of earnings to fixed
  charges(4).....................       --        --        --        --         --

                                                             DECEMBER 31, 1998
                                                          ------------------------
                                                          ACTUAL    AS ADJUSTED(5)
                                                          -------   --------------
                                                                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.........................................  $ 2,267      $
Total assets............................................   27,558
Total long-term debt....................................      281
Stockholders' equity....................................   12,320

                                                       YEARS ENDED DECEMBER 31,
                                                      ---------------------------
                                                       1996      1997      1998
                                                      -------   -------   -------
                                                              (UNAUDITED)
OPERATING STATISTICS:
Units shipped in period(6)..........................      171       275       723
Cumulative units shipped(6).........................      171       446     1,169
Average selling price...............................  $35,345   $33,022   $33,459
Total customers shipped during the period...........       24        31        66
Cumulative customers shipped........................       24        44        90

-------------------------

(1) Includes a charge of $1.0 million for reorganization charges as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and Note 14 of the Consolidated Financial Statements -- Reorganization Charges.

(2) Includes a charge of $8.5 million made in connection with the settlement of a class action legal proceeding and a charge of $3.0 million made in connection with the settlement of litigation with a former stockholder, as described under "Risk Factors -- We are defending significant litigation," "Business -- Legal Proceedings," "Management's Discussion and Analysis of Financial Condition -- Overview" and Notes 15 and 16 of the Consolidated Financial Statements -- Legal Proceedings and -- Subsequent Events.

(3) On November 30, 1995, we purchased 19,215,686 shares of common stock from a former stockholder pursuant to an option granted to us by the former stockholder in February 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and Note 15 of the Consolidated Financial Statements -- Legal Proceedings.

(4) The ratio of earnings to fixed charges is determined by dividing (i) the sum of income before income taxes and interest expense by (ii) interest expense, including the interest component of leases. Earnings were inadequate to cover fixed charges in 1994 through 1998 by $1.7 million, $3.3 million, $2.1 million, $6.7 million and $29.8 million, respectively.

(5) As adjusted to give effect to the sale of the Notes offered hereby as of December 31, 1998, after deduction of estimated offering expenses and the discount to the Underwriter. See "Use of Proceeds" and "Capitalization."

(6) Substantially all units shipped were Network Information Computers.

                                  RISK FACTORS

     You should consider carefully the following risks before buying our Notes. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties may also adversely impair our business operations or financial condition.

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. Our actual results could differ materially from those anticipated in such forward-looking statements. Certain factors that could cause our actual results to differ from the forward-looking statements are more fully described in this section. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

     We are uncertain about the future of our business and, in preparing this prospectus, have made a number of assumptions and projections. We generally use words like "expect," "believe" and "intend" to indicate these assumptions and projections. Our assumptions and projections could be wrong for many reasons, including the reasons discussed below.

WE HAVE A LIMITED OPERATING HISTORY AND CUMULATIVE LOSSES AND WE EXPECT TO INCUR ADDITIONAL LOSSES

     We have a limited operating history. We shipped our first product, the ASA 312 Network Information Computer, in February 1996, and have shipped only limited quantities of our second product, the Network Access Agent. To date, we have incurred substantial costs, including costs to:

     - Develop and enhance our technology and products;

     - Establish our engineering, production and quality assurance operations;

     - Recruit and train a sales and marketing group; and

     - Build an administrative organization.

As a result of these costs, we have incurred operating losses in each fiscal year through December 31, 1998. Our operating losses, combined with $11.5 million in charges and settlement amounts recorded in connection with the settlement of certain lawsuits and a $1.0 million reorganization charge, were $30.5 million for the year ended December 31, 1998. We anticipate that our costs will continue to increase for the foreseeable future as we create and introduce new products and develop additional distribution channels. We expect that any related increases in revenues will lag behind these cost increases for the foreseeable future. If we cannot achieve and sustain operating profitability or positive cash flow from operations, we may not be able to meet our working capital requirements. This would have a material adverse effect on our business, financial condition and results of operations.

     An investor in our Notes must consider the risks, challenges and difficulties frequently encountered by early stage companies, particularly companies in intensely competitive and rapidly evolving markets such as the telecommunications and fiber optic equipment markets. To address these risks, we must, among other things:

     - Respond to competitive and technological developments;

     - Continue to attract, retain and motivate qualified personnel;

     - Establish, maintain and enhance the Digital Lightwave brand; and

     - Increase the scope of our product offerings.

     We may be unsuccessful in addressing these risks, which could have a material adverse affect on our business, financial condition and results of operations.

WE EXPERIENCE FLUCTUATIONS IN OUR OPERATING RESULTS AND OUR SALES ARE SEASONAL

     Our quarterly operating results have fluctuated in the past and our future quarterly operating results are likely to vary significantly due to a variety of factors, many of which are outside our control. Factors that could affect our quarterly operating results include:

     - The product mix, volume, timing and number of orders we receive from our customers;

     - The long sales cycle for obtaining new orders;

     - Our ability to obtain sufficient supplies of sole or limited source components for our products;

     - Our ability to attain and maintain production volumes and quality levels for our products;

     - The timing of introduction and market acceptance of new products by us, our competitors or our suppliers;

     - Our success in developing, introducing and shipping product enhancements and new products;

     - Pricing actions by us or our competitors;

     - Changes in costs of materials;

     - Our ability to enter into long term agreements or blanket purchase orders with customers; and

     - General economic conditions.

Because of these factors, our operating results for any particular quarter may not be indicative of future operating results. These factors have historically been, and are likely to continue to be, difficult to forecast. Any unfavorable changes in these or other factors could negatively affect our business, financial condition and operating results.

     Our revenues and operating results generally depend on the volume and timing of the orders we receive from customers, as well as our ability to fulfill the orders received. Most of our expenses, particularly employee compensation and rent, are relatively fixed and cannot be reduced in response to decreases in revenues. As a result, variations in the timing of revenues could cause significant variations in results of operations from quarter to quarter and could result in continuing quarterly losses. The deferral of any large order from one quarter to another would negatively affect our results of operations for the earlier quarter. To achieve our revenue objectives, we must obtain orders during each quarter for shipment in that quarter. If we fail to do this, we may be unable to achieve or sustain profitability on a quarterly or annual basis. Quarterly fluctuations in operating results may result in volatility in the market prices of our common stock and our Notes.

     We have experienced and expect to continue to experience seasonality in our business. Historically, our sales have been affected by a seasonal decrease in demand in the first quarter of each calendar year due to budgetary constraints. We expect this trend to continue, which may contribute to quarterly or annual fluctuations in our operating results, and could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT ON A LIMITED NUMBER OF PRODUCTS AND ARE UNCERTAIN OF THE MARKET FOR OUR PRODUCTS AND OUR PLANNED PRODUCTS

     We derive the vast majority of our sales from our initial product, the Network Information Computer, and we expect that sales of Network Information Computers will continue to account for a substantial portion of our sales for the foreseeable future. In 1998, we started shipping commercial versions of our Network Access Agent, which utilizes the same core technology as the Network Information Computer. Because the market for our products is evolving and subject to rapid technological change, we are uncertain about the size and scope of the market for our current and future products. Our future performance will depend on increased sales of the Network Information Computer, market acceptance of Network Access Agents and the successful development, introduction and market acceptance of other new and enhanced products. If we are delayed in introducing or producing new products or fail to detect software or hardware errors in new products (which frequently occur when new products are first introduced), market acceptance of our products and our credibility with our customers might be diminished. This could have a material adverse affect on our business, financial condition and results of operations.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL POSITION

     After this offering, we will have a significant amount of indebtedness. The following chart shows certain important credit statistics and is presented assuming we had completed this offering as of the date specified below:

                                                          AT DECEMBER 31, 1998,
                                                               AS ADJUSTED
                                                          ---------------------
                                                               (UNAUDITED)
Total indebtedness......................................       $20,436,000
Stockholders' equity....................................       $12,320,000
Debt-to-equity ratio....................................              1.66

The degree to which we are leveraged could materially adversely affect our ability to fund our operations for working capital and other purposes and could make us more vulnerable to industry downturns and competitive pressures.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO PAY DEBT SERVICE ON THE NOTES OR FOR OTHER CAPITAL REQUIREMENTS

     We believe that the proceeds of this offering, together with our existing capital resources, will be sufficient to meet our capital requirements through at least the next twelve months. We expect to use the proceeds from this offering to repay outstanding indebtedness, for working capital, and for general corporate purposes. Our capital requirements depend on several factors, including the rate of market acceptance of our products and our ability to expand our client base. If our capital requirements are materially different from those currently planned, we may require additional financing. If additional funds are raised through the issuance of debt securities, such securities may be senior to the Notes. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced and such securities may have rights, preferences or privileges senior to those of our common stock. We cannot assure you that additional financing will be available on favorable terms or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to make payments on the Notes, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures.

OUR INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND WE ARE DEPENDENT ON NEW PRODUCT INTRODUCTIONS

     To remain competitive, we must develop, manufacture and sell new products and improve our existing products. Our market is characterized by:

     - Rapid technological change;

     - Changes in customer requirements and preferences;

     - Frequent new product introductions; and

     - The emergence of new industry standards and practices.

These factors could cause our sales to decrease or render our current products obsolete. Our success will depend, in part, upon our ability to:

     - Create improvements on and enhancements to our existing products;

     - Develop, manufacture and sell new products to address the increasingly sophisticated and varied needs of our current and prospective customers;

     - Respond to technological advances and emerging industry standards and practices on a cost effective and timely basis; and

     - Increase market acceptance of our products.

We cannot assure you that we will be able to meet these objectives. If we fail to adapt to changing market conditions or customer requirements, our business, financial condition and operating results would be materially adversely affected.

OUR INDUSTRY IS EXTREMELY COMPETITIVE AND SUCH COMPETITION MAY NEGATIVELY AFFECT OUR BUSINESS

     The market for our products is intensely competitive and is subject to rapid technological change, frequent product introductions with improved performance, competitive pricing and shifting industry standards. We believe that the principal factors on which we compete include:

     - Product capabilities and design;

     - Price;

     - Customer service and support;

     - Ease of operation and reliability of products;

     - Length of operating history, industry experience and name recognition;
       and

     - Extent and maturity of sales and distribution relationships.

Our principal competitors are Hewlett-Packard, Technology Techniques Corporation
(TTC) (a subsidiary of Dynatech), Tektronix, Anritsu, Wavetek Wandel Goltermann, ANDO Corporation and other companies which offer network monitoring products. We are a relative newcomer to the telecommunications equipment market, and many of these competitors have significantly longer operating histories, greater name recognition, and greater technical, financial, manufacturing and marketing resources than we have. A number of our competitors have long-established relationships with our current and potential customers. Furthermore, many of our large competitors may offer customers a broader product line than we currently offer or anticipate offering in the near future. These companies may have a competitive advantage over us in sales of similar products or alternative lightwave management solutions. We expect that competition will increase in the future and that new competitors will enter the market for most if not all of the products we will offer. Increased competition could reduce our profit margins and cause us to lose, or prevent us from gaining, market share. Any of these events could have a material adverse effect on our business, financial condition and results of operation.

WE ARE DEPENDENT ON A LIMITED NUMBER OF MAJOR CUSTOMERS

     For the year ended December 31, 1998, our four largest customers accounted for approximately 57% of total revenues, with Qwest, MCI WorldCom, Tellabs, and GTE accounting for approximately 17%, 16%, 13% and 11% of total sales, respectively. For the year ended December 31, 1997, sales to our five largest customers comprised 69% of our total revenues, with WorldCom (prior to its acquisition of MCI Communications) and its subsidiaries accounting for 42% of total sales. For the year ended December 31, 1996, our five largest customers accounted for approximately 62% of total revenues, with MCI Communications (prior to its acquisition by WorldCom, Inc.), Ameritech and Pacific Telesis Group accounting for 23%, 19% and 15% of total sales, respectively. No other customers accounted for sales of 10% or more during such periods. There can be no assurance regarding the amount or timing of purchases by any customer in any future period.

     Our success is dependent upon our ability to broaden our customer base to increase the level of sales. None of our customers has a written agreement with us that obligates it to purchase additional products, and we cannot assure you that our customers will purchase additional products. We also cannot assure you that we will be able to retain our largest customers or to attract additional major customers. If we lose one or more of our major customers or if we fail to broaden our customer base, it could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT ON CONTRACT MANUFACTURERS AND SOLE AND LIMITED SOURCE SUPPLIERS WHICH COULD ADVERSELY AFFECT OUR OPERATION

     Our operational strategy is to outsource component manufacturing. We subcontract the manufacture of computer system boards, plastic molds and metal chassis and certain subassemblies and components. We do not maintain large inventories of components for building our products. From time to time, our suppliers have failed to meet component delivery schedules, have failed to provide us with sufficient quantities of components and have failed to meet our component quality standards. We expect that these or other difficulties may occur in the future. These difficulties may be magnified as we introduce new products and product enhancements in 1999. If demand for our products increases, we will need to coordinate our efforts with our contract manufacturers in order to achieve sufficient production levels. We do not know whether we will be able to manage our contract manufacturers effectively or whether the manufacturers will be able to supply us with the quantity and quality of products on the delivery schedule that we require. Although we are attempting to identify additional potential component manufacturers, we cannot assure you that we will be able to obtain sufficient quantities of quality components. If our contract manufacturers are unable to provide us with adequate supplies of high-quality products or if we lose any of our contract manufacturers without qualifying others, our ability to meet orders may be diminished. Such delays could have a material adverse effect on our business, financial condition and results of operations.

     Several key components used in the manufacture of our products are currently purchased from a sole-source or limited sources, the loss of which could seriously disrupt our operations. We purchase certain laser and laser amplifier components, power supplies, touch-screen sensors, single-board computers and SONET overhead terminators used in the Network Information Computer and the Network Access Agent from a single or a limited number of contractors. In addition, for the Network Access Agent, we purchase a controller board and an interface board from a single or limited number of contractors. We do not have long-term agreements with any of these sole or limited sources of supply. Any interruption in the supply of any of these components, or in our ability to procure these components from alternate sources at acceptable prices and within a reasonable time, could have a material adverse effect upon our business, financial condition and results of operations. We are currently attempting to qualify certain additional suppliers for certain of the sole-sourced components. However, qualifying additional suppliers is time consuming and expensive and the likelihood of errors could be greater with new suppliers.

WE INTEND TO RELOCATE AND EXPAND OUR PRODUCTION AND ASSEMBLY OPERATIONS WHICH COULD INTERRUPT OUR OPERATIONS

     In late 1998, we initiated a plan to consolidate our production and assembly operations from our facility in St. Petersburg, Florida to our corporate headquarters in Clearwater, Florida. We anticipate that we will complete this move by September 1999. The new facility will be configured to assemble all of our product lines. We may encounter difficulty in consolidating our production and assembly operations, and we may experience business interruptions as we relocate our personnel and equipment. Interruptions and transition difficulties could impair our ability to meet customer orders and lead customers to cancel orders, which would have a material adverse affect on our business, financial condition and results of operations.

FAILURE TO MANAGE OUR GROWTH MAY AFFECT OUR RESULTS

     Successful implementation of our business strategy in the rapidly evolving fiber optic equipment market will require effective planning and management. We are continuing to expand our product lines and introduce new products and features and intend to extend our operations internationally. We have expanded our operations over the past year and our success depends upon continued expansion. Our growth has placed, and we expect future growth to continue to place, a significant strain on our management, operational and financial resources. To manage our growth, we will need to continue to:

     - Improve our financial and managerial controls, reporting systems and procedures;

     - Increase, train and manage our work force;

     - Develop our sales and marketing network; and

     - Expand our manufacturing, production and assembly capacity.

Currently we are pursuing strategic relationships as part of our growth strategy, and we cannot forecast the impact that any strategic relationships will have upon our growth. If we experience difficulty in managing our growth, our business, financial condition and operating results could be materially adversely affected.

FAILURE TO ENTER INTO STRATEGIC RELATIONSHIPS MAY ADVERSELY AFFECT OUR RESULTS

     An important component of our business strategy is to enter into strategic relationships in order to expand our product lines and offer our products and services to a larger customer base. For example, we are seeking strategic relationships to market our products on an original equipment manufacturer basis. We have not entered into any such arrangements to date. If we do enter into such arrangements, we anticipate that our pricing to strategic partners would be less than our pricing for direct sales, resulting in lower gross margins in connection with these arrangements. We may not be able to successfully enter into such arrangements or, if we do, we may become overly dependent on our strategic partners. Either development could have a material adverse effect on our business, operating results and financial condition.

WE ARE DEPENDENT ON PROPRIETARY TECHNOLOGY AND SUBJECT TO RISKS OF INFRINGEMENT

     Our success and our ability to compete depends in part upon our proprietary technology, which we protect through a combination of patent, copyright, trade secret and trademark law. As of March 31, 1999, in the United States, we have two issued patents relating to the Network Information Computer and Network Access Agent. We have filed continuation applications for each of these issued patents. We may apply for additional patents for our Network Access Agent technology. We cannot assure you that the patents for which we have applied or intend to apply will be issued, or that the steps that we take to protect our technology will be adequate to prevent misappropriation. Our competitors may independently develop technologies that are substantially equivalent or superior to our technology. In addition, our growth strategy includes a plan to enter international markets, and the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. If our protective measures are not successful, our business, financial condition and operating results could be materially and adversely affected.

     As part of our confidentiality procedures, we generally enter into non-disclosure agreements and proprietary information and invention agreements with our employees and suppliers and limit access to and distribution of our proprietary information. Despite those precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization. Accordingly, there can be no assurance that we will be successful in protecting our intellectual property or that our rights will preclude competitors from developing products or technology equivalent or superior to ours.

     From time to time we may either license our proprietary rights to third-parties or in-license certain technologies from third-parties for use in our products. The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We have no reason to believe that our technology infringes on the proprietary rights of others and we have not received any notice of claimed infringements. Nonetheless, third parties may assert infringement claims against us in the future that may or may not be successful. If we must defend ourselves or our customers against such claims, we could incur substantial costs regardless of the merits of the claims. Parties making such claims may be able to obtain injunctive or other equitable relief which could effectively block our ability to sell our products, and could obtain an award of substantial damages. Any such claim could seriously damage our business. In the event of a successful claim of infringement against us, we may be required to obtain one or more licenses from third parties, including our customers. We cannot assure you that any such licenses would be available on terms acceptable to us, if at all.

OUR PRINCIPAL STOCKHOLDER HAS SUBSTANTIAL INFLUENCE OVER OUR COMPANY

     As of March 31, 1999, Dr. Bryan J. Zwan, the Chairman of Digital Lightwave, together with entities affiliated with him, beneficially own approximately 75% of outstanding shares of common stock. Accordingly, Dr. Zwan is able to elect our directors, has the voting power to approve all matters requiring stockholder approval and has significant influence over our affairs, including the power to cause, delay or prevent a change in control of Digital Lightwave.

WE ARE DEFENDING SIGNIFICANT LITIGATION

     As of April 9, 1998, 23 class action complaints (which were subsequently consolidated into a single action) for violations of the federal securities laws during certain periods in 1997 and 1998 had been filed in the United States District Court for the Middle District of Florida, on behalf of purchasers of our common stock. The complaints named as defendants Digital Lightwave, Bryan J. Zwan, our Chairman, Steven H. Grant, our Executive Vice President, Finance, Chief Financial Officer and Secretary, and other former corporate officers. The complaints allege that Digital Lightwave and certain officers during the relevant time period violated Sections 10(b) and 20(a) of the Securities Exchange Act by, among other things, issuing to the investing public false and misleading financial statements and press releases concerning our revenues, income and earnings, which artificially inflated the price of our common stock.

     On July 23, 1998, we entered into a memorandum of understanding for the settlement of these class action complaints. In late October 1998, a Stipulation of Settlement was filed with the court and on December 21, 1998, the court preliminarily approved the settlement. On March 12, 1999, the court indicated that it would grant final approval of the settlement. The settlement is subject to appeal. The settlement consists of $4.3 million in cash, to be paid to plaintiffs primarily by a claim on our directors and officers liability insurance policy, and the issuance of up to 1.8 million shares of common stock. We recorded a charge of $8.5 million during 1998 as a result of the settlement.

     In addition, we are aware of a related informal investigation by the Securities and Exchange Commission, which was commenced in March 1998. We believe that the investigation relates to the circumstances underlying the restatement of our financial results. The investigation is ongoing. We are unable to predict the outcome of the investigation. There can be no assurance that such investigation will not have a material adverse effect on our business, financial condition or results of operations.

     We are from time to time involved in other lawsuits arising in the ordinary course of business. Our management believes that we have adequate legal defenses and/or adequate reserves for related costs for these lawsuits. As of the date of this prospectus, we were not aware of any additional lawsuits that were pending that could have a material adverse effect on our business, financial condition and operating results.

A SIGNIFICANT NUMBER OF SHARES ARE ELIGIBLE FOR FUTURE SALE AND THEIR SALE COULD DEPRESS OUR STOCK PRICE

     Sales or issuances of a large number of shares of common stock in the public market or the perception that sales may occur could cause the market price of our Notes and common stock to decline. As of March 31, 1999, 26,558,766 shares of common stock were outstanding. Of these shares, 6,558,766 are eligible for sale in the public market without restriction. The remaining 20,000,000 shares of outstanding common stock are held by Dr. Zwan, our Chairman. As an "affiliate" (as defined under Rule 144, under the Securities Act ("Rule 144")) of Digital Lightwave, Dr. Zwan may only sell his shares of common stock in the public market in compliance with the volume limitations of Rule 144. In addition, in connection with the settlement of the class action litigation against us, we expect to issue up to 1.8 million shares of common stock, all of which will be freely tradeable immediately upon issuance. Further, there are currently warrants outstanding to purchase up to 550,000 shares of common stock. These warrants were issued in connection with the sale by Digital Lightwave of its 9% Secured Bridge Notes Due January 17, 2000. The warrants are exercisable immediately, have an exercise price of $2.75 per share of common stock and have a term of five years. Digital Lightwave has agreed to register the warrants and shares of common stock issuable upon exercise thereof. Upon their registration, such warrants and common stock will be freely tradeable.

WE ARE DEPENDENT ON KEY PERSONNEL

     Our success depends to a significant degree upon the continued contributions of key management, engineering, sales and marketing, finance and product assembly personnel, some of whom would be difficult to replace. In particular, we believe that our future success is highly dependent on Dr. Bryan
J. Zwan, our Chairman. We do not intend to maintain key man life insurance covering our key personnel. Until 1996, we were in the development stage. Most of our executive officers joined us during 1997 and 1998 and, therefore, have been involved only with our most recent operating activities. For example, Mr. Gerry Chastelet, our President and Chief Executive Officer, joined us on December 31, 1998. Our success will depend on the performance of our officers, our ability to retain and motivate our executive officers, our ability to integrate new officers into our operations and the ability of all personnel to work together effectively as a team.

THE MARKET PRICES OF OUR COMMON STOCK AND NOTES MAY BE VOLATILE

     The market prices of our common stock has been and is likely in the future to be highly volatile. We also expect that the market price of our Notes may fluctuate significantly. These prices may fluctuate significantly in response to factors such as:

     - Quarterly variations in our operational results;

     - Announcements of technological innovations;

     - New product introductions by us or our competitors;

     - Changes in earnings estimates by analysts or our failure to meet such earnings estimates;

     - Announcements by us regarding significant acquisitions, strategic relationships or capital expenditure commitments;

     - Additions or departures of key personnel;

     - Sales or issuances of common stock or other securities; and

     - Changes in federal, state or foreign regulations affecting the telecommunications industry.

     In addition, the stock markets in general, and the stocks of technology companies in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may have a material adverse effect on the market price of our common stock and Notes, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation often has been initiated against that company. Litigation like this, if initiated, could result in substantial costs and divert attention and resources of our management personnel.

THE SUBORDINATION PROVISIONS MAY NEGATIVELY AFFECT THE HOLDERS OF THE NOTES

     The Notes will be unsecured and subordinated in right of payment to all present and future senior indebtedness, as described in "Description of the Notes." As a result, if we file for bankruptcy, dissolve, wind-up our business, liquidate or reorganize, our assets will be available for payment of the Notes only after all senior indebtedness has been paid in full. There may not be sufficient assets remaining to pay the Notes. The Notes also are effectively subordinated in right of payment to all liabilities, including trade payables, of any of our present or future subsidiaries. The Indenture, as described in "Description of the Notes," does not prohibit us from incurring senior indebtedness or from creating subsidiaries, nor does the Indenture prohibit our subsidiaries from incurring liabilities.

     In December 1998, we entered into an accounts receivable-based credit agreement pursuant to which we can borrow up to $2.9 million and which is secured by our accounts, accounts receivable, contract rights, equipment, chattel paper, general intangibles, instruments, inventory and all proceeds of the foregoing. In addition, we expect to enter into a new $5.0 million line of credit, which we expect will be collateralized by substantially all of our assets. We expect that such credit line will replace the existing $2.9 million receivable-based credit agreement. All of our obligations under these borrowing arrangements are senior to the Notes. As of March 31, 1999 after giving effect to this offering and the application of the net proceeds therefrom, we will have no indebtedness outstanding other than the Notes and capital lease obligations. If we were to incur additional substantial senior indebtedness, or if our subsidiaries were to incur substantial liabilities, our ability to pay the Notes could be substantially impaired.

WE MAY NOT BE ABLE TO REPURCHASE THE NOTES FOLLOWING A "REPURCHASE EVENT"

     Upon a Repurchase Event, which is defined to include a liquidation, certain changes of control, certain asset sales and certain terminations of trading of our common stock, we will be obligated, at the option of each holder, to repurchase the Notes on the terms and conditions provided in the Indenture. See "Description of the Notes -- Repurchase Event." In the event of a Repurchase Event, we may not have sufficient funds to pay the repurchase price. A Repurchase Event may result in a default under other agreements governing indebtedness agreements. If this occurs, the subordination provisions contained in the Indenture may prevent us from making any payment on the Notes, including a payment of the repurchase price, unless we first obtain the consent of the holders of defaulted senior indebtedness or repay the senior indebtedness in full.

THERE IS NO ACTIVE TRADING MARKET FOR OUR NOTES

     Prior to the effective date of this prospectus, there has been no trading market for our Notes, and we cannot assure you that one will develop, or if one does develop, that it will be maintained. If an active market for the Notes does not develop, or cannot be sustained, the trading price of the Notes could be materially adversely affected.

SOME ANTI-TAKEOVER PROVISIONS MAY AFFECT THE PRICE OF OUR NOTES AND COMMON STOCK

     Our Board of Directors has the authority to issue up to 20,000,000 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by our stockholders. The rights of the holders and the market value of our Notes and common stock may be adversely affected by the rights of the holders of any series of preferred stock that may be issued in the future. Some provisions of our certificate of incorporation, our bylaws and Delaware law could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, even if doing so would be beneficial to our stockholders. These include provisions that prohibit stockholders from taking action by written consent and restrict the ability of stockholders to call special meetings.

WE MAY EXPERIENCE "YEAR 2000" PROBLEMS

     Many currently installed computer systems and software products are coded to accept only two digit entries for the year in the date code field and, as a result, cannot distinguish

21st century dates from 20th century dates. Failure to distinguish 21st century dates from 20th century dates could result in systems failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

     We have made a preliminary assessment of our Year 2000 readiness. We are in the process of providing our customers with product upgrades which we believe are Year 2000 compliant. We have identified and evaluated the actions needed to upgrade our information technology ("IT") and non-IT embedded systems to Year 2000 compliance. We are preparing to contact certain third-party suppliers of key components or services regarding their Year 2000 readiness. Following completion of these items, we will be better able to make a complete evaluation of our Year 2000 readiness, to determine what additional costs will be necessary to be Year 2000 compliant and whether we will have to develop contingency plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance" for detailed information on our state of readiness, assessment of costs, potential risks and contingency plans regarding the Year 2000 issue.

CERTAIN OF OUR PRODUCTS MUST MEET REGULATORY REQUIREMENTS BEFORE WE CAN SELL
THEM

     In the United States, our products must meet industry standards and comply with various regulations promulgated by the Federal Communications Commission, Underwriters Laboratories and Bellcore in the event we sell our products in international markets, it will be necessary for our products to comply with standards established by telecommunications authorities in various foreign countries, as well as with recommendations of the Consultative Committee on International Telegraph and Telephony. If we fail to meet industry standards or regulatory requirements, or if in the future we have difficulty obtaining regulatory approvals or certifications, our business, financial condition and results of operations could be materially adversely affected.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes offered hereby, after deducting underwriting discounts and commissions and estimated expenses payable by us, are
estimated to be approximately $     million ($     million if the Underwriter's
over-allotment option is exercised in full). We intend to use approximately $3.0 million of the net proceeds of the offering to repay the 9% Secured Bridge Notes due January 17, 2000 and accrued interest thereon. Currently, there is $3.0 million principal amount of 9% Secured Bridge Notes outstanding. We intend to use the remaining net proceeds for working capital and general corporate purposes. Pending use of the net proceeds, we will invest the net proceeds in short-term investment grade securities.

     We anticipate that the net proceeds of this offering together with our existing capital resources, will be adequate to satisfy our capital needs for the next twelve months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our shares of common stock have traded on the Nasdaq National Market System under the symbol "DIGL" since February 7, 1997. The prices set forth below represent quotes between dealers and do not include commissions, mark-ups or mark-downs, and may not necessarily represent actual transactions.

                                                               HIGH      LOW
                                                              -------   ------
1997
1st Quarter (from February 7, 1997).........................  $12.875   $7.125
2nd Quarter.................................................    9.250    3.250
3rd Quarter.................................................   17.750    7.875
4th Quarter.................................................   23.750   12.000
1998
1st Quarter.................................................  $16.813   $2.000
2nd Quarter.................................................    6.469    3.000
3rd Quarter.................................................    4.500    1.281
4th Quarter.................................................    4.375    1.156
1999
1st Quarter.................................................  $ 5.000   $2.313
2nd Quarter (through April 16, 1999)........................    3.563    2.500

     On April 16, 1999, the closing price of our common stock was $3.438. As of March 31, 1999, there were approximately 200 holders of record for our common stock.

     We have not paid any dividends since our inception and do not contemplate payment of dividends in the foreseeable future. We anticipate that any earnings in the near future will be retained from the development and expansion of our business. Certain of our credit agreements require consent prior to payments of dividends.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1998
(i) on an actual basis and (ii) on an as adjusted basis to give effect to the issuance of the Notes offered hereby (assuming no exercise of the Underwriter's over-allotment option) and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus.

                                                               DECEMBER 31, 1998
                                                             ---------------------
                                                             ACTUAL    AS ADJUSTED
                                                             -------   -----------
                                                                       (UNAUDITED)
                                                                (IN THOUSANDS)
Short-term debt............................................  $   155    $    155
                                                             =======    ========
Long-term obligations(1)...................................  $   281    $ 20,281
                                                             -------    --------
Stockholders' equity:
Preferred Stock, $.0001 par value; authorized 20,000,000
  shares; no shares issued and outstanding.................       --
Common Stock, $.0001 par value; 200,000,000 shares
  authorized; 26,535,332 shares issued and
  outstanding(2)...........................................        3           3
Additional paid-in capital.................................   57,927      57,927
Accumulated deficit........................................  (45,610)    (45,610)
                                                             -------    --------
  Total stockholders' equity...............................   12,320      12,320
                                                             -------    --------
     Total capitalization..................................  $12,601    $ 32,601
                                                             =======    ========

-------------------------

(1) As of December 31, 1998, excludes $3.0 million of 9% Secured Bridge Notes due January 17, 2000, which were issued after December 31, 1998.

(2) As of December 31, 1998, excludes 2,690,146 shares of common stock issuable pursuant to outstanding employee stock options under our 1996 Stock Option Plan at a weighted average exercise price of $3.98 per share. Also excludes warrants to purchase up to 550,000 shares of common stock at $2.75 per share, which were issued after December 31, 1998. See "Management -- 1996 Stock Option Plan" and Notes 10 and 16 of the Consolidated Financial Statements -- Common Stock, Stock Options, and Warrants and -- Subsequent Events.

                      SELECTED CONSOLIDATED FINANCIAL DATA
              (In thousands, except share data and per share data)

     The following selected consolidated financial data are derived from our Consolidated Financial Statements. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 1996, 1997 and 1998 and consolidated balance sheet data as of December 31, 1997 and 1998 are derived from the Consolidated Financial Statements, which have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1994 and 1995 and the balance sheet data as of December 31, 1994, 1995 and 1996 are derived from financial statements not included in this prospectus, which have also been audited by PricewaterhouseCoopers LLP.

                                                          YEARS ENDED DECEMBER 31,
                                     -------------------------------------------------------------------
                                        1994          1995          1996          1997          1998
                                     -----------   -----------   -----------   -----------   -----------
CONSOLIDATED STATEMENTS OF
  OPERATIONS:
Sales..............................  $        --   $        --   $     6,044   $     9,081   $    24,191
Cost of goods sold.................           --            --         2,079         3,124         9,219
                                     -----------   -----------   -----------   -----------   -----------
Gross profit.......................           --            --         3,965         5,957        14,972
                                     -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Engineering and development......        1,241         1,509         2,403         5,342        14,335
  Sales and marketing..............           67           199         1,706         5,260        11,363
  General and administrative.......          260         1,017         1,380         3,812         7,223
  Reorganization charges(1)........           --            --            --            --         1,018
  Litigation settlements(2)........           --            --            --            --        11,500
                                     -----------   -----------   -----------   -----------   -----------
Total operating expenses...........        1,568         2,725         5,489        14,414        45,439
                                     -----------   -----------   -----------   -----------   -----------
Operating loss.....................       (1,568)       (2,725)       (1,524)       (8,457)      (30,467)
Other income (expense).............         (114)         (609)         (584)        1,767           642
                                     -----------   -----------   -----------   -----------   -----------
Net loss...........................  $    (1,682)  $    (3,334)  $    (2,108)  $    (6,690)  $   (29,825)
                                     ===========   ===========   ===========   ===========   ===========
Net loss per share.................  $      (.04)  $      (.08)  $      (.10)  $      (.25)  $     (1.13)
                                     ===========   ===========   ===========   ===========   ===========
Weighted average shares(3).........   41,044,921    39,443,614    21,829,235    26,084,208    26,475,749

                                                                DECEMBER 31,
                                     -------------------------------------------------------------------
                                        1994          1995          1996          1997          1998
                                     -----------   -----------   -----------   -----------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficit)..........  $    (1,939)  $    (8,595)  $     2,349   $    32,495   $     2,267
Total assets.......................          332         1,277         6,374        44,361        27,558
Total long-term debt...............        2,102         7,985           983            25           281
Stockholders' equity (deficit).....       (2,328)       (8,163)        3,449        39,419        12,320

-------------------------

(1) Includes a charge of $1.0 million for reorganization charges as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and Note 14 of the Consolidated Financial Statements -- Reorganization Charges.

(2) Includes a charge of $8.5 million made in connection with the settlement of a class action legal proceeding and a charge of $3.0 million made in connection with the settlement of litigation with a former stockholder. See "Risk Factors -- We are defending significant litigation,"
    "Business -- Legal Proceedings" and Notes 15 and 16 of the Consolidated Financial Statements -- Legal Proceedings and -- Subsequent Events.

(3) On November 30, 1995, we purchased 19,215,686 shares of common stock from a former stockholder pursuant to an option granted to us by the former stockholder in February 1995. See Note 15 of the Consolidated Financial Statements -- Legal Proceedings.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This prospectus contains certain statements of a forward-looking nature relating to future events or the future performance of Digital Lightwave. Prospective and current investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements as well as the future prospects of Digital Lightwave generally, such investors should specifically consider various factors identified in this prospectus, including the matters set forth therein under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements. Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     Digital Lightwave designs, develops, markets and supports network analysis equipment for monitoring, maintaining and managing fiber optic networks. Our products provide telecommunications service providers and equipment manufacturers with capabilities to cost-effectively deploy and manage fiber optic networks to address the rapidly increasing demand for bandwidth.

     From inception in 1990 through 1996, we focused our primary activities on developing the necessary technology and infrastructure required to launch our first product, the Network Information Computer. We had no sales until February 1996, when we began shipping the Network Information Computer. As of December 31, 1998, we had sold 1,100 Network Information Computers to over 80 customers, including telecommunications services providers, such as AT&T, GTE, MCI WorldCom, Qwest Communications and Sprint, and telecommunications equipment manufacturers, such as Alcatel Network Systems, Northern Telecom and Tellabs. In 1998, we commenced limited sales of the Network Access Agent. Our net sales were $24.2 million, $9.1 million and $6.0 million for the years ended December 31, 1998, 1997 and 1996, respectively.

     Our net sales are generated from sales of our products, less an estimate for customer returns. Net sales are recognized when products are shipped to a customer. The average sales price ("ASP") of the Network Information Computer was approximately $33,459, $33,022 and $35,345 for the years ended December 31, 1998, 1997, and 1996, respectively. We expect that the ASP of the Network Information Computer will fluctuate based on a variety of factors, including product configuration, potential volume discounts to customers, the timing of new product introductions and enhancements and the introduction of competitive products. Fluctuations in the ASP may have a material adverse effect on our results of operations.

     We sell our products through a direct sales force to telecommunications service providers and equipment manufacturers. The sales cycle for new customers tends to be long. In addition, the telecommunications industry historically has had a limited number of competitors. Given long sales cycles and few industry participants, sales of our products have tended to be concentrated, and we expect that sales will continue to be concentrated in the future. For the year ended December 31, 1998, our four largest customers accounted for approximately 57% of total revenues, with Qwest, MCI Worldcom, Tellabs, and GTE accounting for approximately 17%, 16%, 13% and 11% of total sales, respectively. For the year ended December 31, 1997, sales to our five largest customers comprised 69% of our total revenues, with WorldCom, Inc. (prior to its acquisition of MCI Communications Corporation) and its subsidiaries accounting for 42% of total sales. For the year ended December 31, 1996, our five largest customers accounted for approximately 62% of total revenues, with MCI Communications Corporation (prior to its acquisition by WorldCom, Inc.), Ameritech Corporation and Pacific Telesis Group accounting for 23%, 19% and 15% of total sales, respectively. No other customers accounted for sales of 10% or more during such periods. There can be no assurance regarding the amount or timing of purchases by any customer in any future period. See "Risk Factors -- We are dependent on a limited number of major customers."

     Our sales are generally seasonal, with the largest portion of quarterly sales tied to the telecommunications industry purchasing patterns, which usually decrease during the first calendar quarter of the year.

     We have not entered into long-term agreements or blanket purchase orders for the sale of our products, but generally obtain purchase orders for immediate shipment and other cancelable purchase commitments. As a result, we do not expect to carry substantial backlog from quarter to quarter in the future. Our sales during a particular quarter are, therefore, highly dependent upon orders placed by customers during the quarter. Sales may fluctuate significantly from quarter-to-quarter and year-to-year due to the timing and amount of orders from customers, among other factors. Because most of our expenses, particularly employee compensation and rent, are relatively fixed and cannot be reduced in response to decreased revenues, quarterly fluctuations in sales have a significant effect on our results of operations.

     Since inception we have incurred substantial net operating losses as a result of significant investment in research and development, sales and marketing and administrative expenses. As of December 31, 1998, we had an accumulated deficit of approximately $45.6 million and net operating loss carryforwards of approximately $39.0 million for tax purposes. We intend to continue to build our organization in anticipation of growth and believe that our operating expenses will continue to increase accordingly due to a variety of factors including: (1) increased research and development expenses associated with the completion of the products in development and the continued enhancement of existing products; and (2) increased selling, general and administrative expenses associated with continued expansion of sales and marketing capabilities, product advertising and promotion. There can be no assurance that we will achieve profitability, or that if profitability is achieved that it will be sustained.

     In January 1998, we restated our revenue from the second and third quarters of fiscal 1997. Our decision to restate the 1997 results of operations resulted from the discovery of certain errors in the timing of revenue recognition and a review of related accounting policies and procedures. A committee consisting of the independent members of our board of directors was established to review the policies, procedures and circumstances which may have been factors in the restatement of revenue and made recommendations regarding the adoption of appropriate revenue recognition policies and procedures. In April 1998, 23 class action lawsuits (which were subsequently consolidated into a single action) were filed against Digital Lightwave arising out of such restatement and alleged violations of the federal securities laws. We have a proposed settlement pending in connection with the class action and recorded a charge of $8.5 million in the second quarter of 1998. Pursuant to the terms of the settlement, we will pay $4.3 million in cash, which payment will be primarily funded by our directors' and officers' liability insurance policy, and issue up to 1.8 million shares of common stock, all of which will be freely tradable upon issuance. In late October 1998, a Stipulation of Settlement was filed with the court and on December 21, 1998, the court preliminarily approved the settlement. On March 12, 1999, the court indicated that it would grant final approval of the settlement. The settlement is subject to appeal. See "Risk Factors -- We are defending significant litigation," Notes 15 and 16 of the Consolidated Financial Statements, and "Business -- Legal Proceedings."

     In February 1995, we entered into a Stock Purchase Option (the "Option") with a former stockholder to repurchase the 19,215,686 shares of common stock held by the former stockholder for a purchase price of $2.5 million. The purchase price was subsequently reduced to $800,522. On November 30, 1995, we exercised the Option and retired the shares of treasury stock acquired. In November 1997, the former stockholder commenced an action in the United States District Court alleging violations of Section 10(b) of the Securities Exchange Act, violations of state corporation statutes, and various common law violations in connection with the exercise of the Option. On October 20, 1998, Digital Lightwave and Dr. Bryan J. Zwan, our Chairman of the Board and principal stockholder, entered into an agreement with the former stockholder to settle the action. The settlement agreement provides, among other things, for dismissal of the action with prejudice, for a $500,000 payment by Digital Lightwave to the former stockholder for his attorneys' fees and for the grant to the former stockholder of an option exercisable for 10 years, to purchase two million shares of Dr. Zwan's stock in Digital Lightwave for $1.00 per share. Pursuant to that agreement, the action was dismissed with prejudice on November 13, 1998. We recorded a $3.0 million charge to earnings consisting of the cash payment and the valuation of the Option upon settlement. See Note 15 of the Consolidated Financial Statements -- Legal Proceedings.

     To decrease costs and improve operating efficiencies, we began streamlining our management and operating structure in February 1998 and eliminated 20 full time positions resulting in a one-time charge of $1.0 million in connection with this restructuring. Additionally, we eliminated approximately 55 full time positions in August 1998 which did not result in a significant charge to earnings. During 1998, we also significantly enhanced our management team by hiring new executives, including a new President and Chief Executive Officer hired at the end of the year.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of net sales.

                                                           YEAR ENDED DECEMBER 31,
                                                           -----------------------
                                                           1996     1997     1998
                                                           -----    -----    -----
Net sales................................................   100%     100%     100%
Cost of goods sold.......................................    34       34       38
                                                           ----      ---     ----
Gross profit.............................................    66       66       62
Operating expenses:
     Engineering and development.........................    40       58       59
     Sales and marketing.................................    28       58       47
     General and administrative..........................    23       42       30
     Reorganization and litigation charges...............    --       --       52
                                                           ----      ---     ----
          Total operating expenses.......................    91      158      188
                                                           ----      ---     ----
Operating loss...........................................   (25)     (92)    (126)
Other income (expense), net..............................    (8)      19        3
                                                           ----      ---     ----
  Net loss...............................................   (33)%    (73)%   (123)%
                                                           ====      ===     ====

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

Net Sales

     Net sales include total revenues from customer purchases of Network Information Computers and, to a limited extent, Network Access Agents, net of accrual for product returns. Net sales for the year ended December 31, 1998 increased by $15.1 million, or 166%, to $24.2 million from $9.1 million in fiscal 1997. Sales to existing customers for the year represented 77% of sales, or $18.6 million as compared to 55% of sales, or $5.0 million for fiscal 1997. During fiscal 1998, we shipped 723 units of the Network Information Computer in varying configurations at an ASP of $33,459 compared with 275 units at an ASP of $33,022 for fiscal 1997.

     Sales to existing customers continue to represent a large portion of our net sales. We believe repeat sales to an existing customer are an important measure of growing product acceptance in the highly concentrated telecommunications industry. While this trend may not continue, management believes that new product offerings including upgrades of existing products offer our existing customers an opportunity to continue to extend the life of their initial investment in our products.

Cost of Goods Sold

     Cost of goods sold principally includes inventory, labor and overhead, management costs, facility rental and depreciation of equipment. Cost of goods sold for the year ended December 31, 1998 increased by $6.1 million to $9.2 million, or 38% of net sales, from $3.1 million, or 34% of net sales in fiscal 1997. The primary reason for the increase in cost of goods sold is the increase in the volume of units sold.

Gross Profit

     Gross profit for the year ended December 31, 1998 increased by $9.0 million to $15.0 million from $6.0 million last year. As a percentage of sales, gross margin for the year ended December 31, 1998 decreased to 62% from 66% in 1997.

     The increase in gross profit is directly related to the increase in sales for the year ended December 31, 1998. Despite the increase in sales, gross margin has decreased for the year. The primary reason for the decline is the relatively flat ASP burdened with a higher average cost per unit in 1998. The higher average cost per unit was affected by the sale of units produced in previous periods requiring additional labor and overhead costs in order to provide the customer with the most current configuration available and, in the fourth quarter, by the introduction of the new OC-48 configuration, which costs more to produce than the lower speed optical configurations.

Engineering and Development

     Engineering and development expenses principally include compensation attributable to engineering and development personnel, depreciation of production assets, consulting fees and other development expenses. Engineering and development expenses for the year ended December 31, 1998 increased by $9.0 million to $14.3 million, or 59% of net sales, from $5.3 million, or 58% of net sales, last year.

     The increase is primarily related to the ongoing engineering and development efforts on products such as the Network Access Agents, and enhancements to our Network Information Computers (most significantly, the OC-48 option). In addition, during the last two quarters of 1998, we incurred a significant level of overhead costs that could not be absorbed into inventory production due to a lower level of production activity during the last six months. Although our efforts to lower overhead costs by reducing the number of manufacturing personnel were successful, some fixed costs such as facility rental and depreciation of production assets could not be reduced. Accordingly, a disproportionate share of overhead expenses could not be capitalized as part of inventory costs.

Sales and Marketing

     Sales and marketing expenses principally include salaries and commissions paid on sales of products, travel expenses, tradeshow costs, and costs of promotional materials and customer incentives. Sales and marketing expenses for the year ended December 31, 1998 increased by $6.1 million to $11.4 million from $5.3 million last year. As a percentage of net sales, sales and marketing expenses in the year ended December 31, 1998 declined to 47%, from 58% in 1997. The dollar increase is directly related to a larger sales force, higher commissions resulting from the increased sales activity, and an increase in marketing related expenses.

General and Administrative

     General and administrative expenses principally include professional fees, facility rentals, compensation, and information systems related to general management functions. General and administrative expenses for the year ended December 31, 1998 increased by $3.4 million to $7.2 million from $3.8 million last year. As a percentage of net sales, general and administrative expenses declined to 30%, from 42% in 1997. The dollar increase is primarily due to professional fees associated with outstanding litigation and various legal matters. These fees increased approximately $3.3 million for the year ended December 31, 1998.

Reorganization Charges

     During the year ended December 31, 1998, we actively pursued streamlining our management and operating structure. During the first quarter, we focused on our management structure and eliminated 20 positions which resulted in a one-time charge of approximately $1.0 million. In August 1998, we streamlined our operating structure by eliminating approximately 55 full-time positions which did not result in a material charge to earnings. We believe that these reductions in force did not materially affect our ability to operate.

Litigation Settlement

     We signed a memorandum of understanding and a Stipulation of Settlement for the settlement of class action complaints filed against us in U.S. District Court for alleged violations of federal securities laws. The settlement has resulted in a charge of approximately $8.5 million recorded during the second quarter of 1998. In addition, Dr. Bryan Zwan and Digital Lightwave entered into an agreement to settle an action commenced by Hugh Brian Haney. Pursuant to that agreement, the action was dismissed with prejudice on November 13, 1998. We recorded a non-cash charge to earnings of approximately $2.5 million and a $0.5 million accrual of related legal expenses during the fourth quarter of 1998.

Other Income (Expense)

     Other income for the year ended December 31, 1998 decreased by $1.1 million to $0.6 million from $1.7 million last year. The decrease is the result of the utilization of cash reserves to fund our operations which caused a decrease in interest earned on invested cash balances.

Net Loss

     Net loss for the year ended December 31, 1998 increased by $23.1 million to a net loss of $29.8 million or $1.13 per share, from a net loss of $6.7 million or $.25 per share in 1997. The net loss for the year ended December 31, 1998 included charges of approximately $8.5 million to record the settlement of outstanding securities litigation, $3.0 million to record the settlement of the Haney litigation, $1.0 million to record the reorganization, $1.3 million in legal expenses, and $0.3 million of other special charges. Without these charges, the pro-forma net loss would have been $15.7 million or a loss of $.59 per share.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

Net Sales

     Net sales in 1997 increased $3.1 million to $9.1 million from $6.0 million in 1996. Sales to existing customers in 1997 represented 55% of sales, or $5.0 million as compared to 48% of sales, or $2.9 million in 1996. During 1997 we shipped 275 units of the Network

Information Computer in varying configurations at an ASP of $33,022 compared with 171 units of the Network Information Computer at an ASP of $35,345 in 1996.

Cost of Goods Sold

     Cost of goods sold in 1997 increased by $1.0 million to $3.1 million from $2.1 million in 1996, and remained constant at 34% of net sales in both years. The primary reason for the increase in cost of goods sold in 1997 relates to the increase in volume of units produced and the increased infrastructure and manufacturing costs incurred in supporting these efforts. While the overall cost of goods sold has increased, the average cost of goods sold per unit has declined as a result of absorption of fixed production costs over a larger volume of units produced and the component cost reductions associated with the purchase of larger lot sizes. During the quarter ended September 30, 1997, we moved our manufacturing operation to a new expanded facility and we recorded certain non-recurring expenses in connection with this move.

Gross Profit

     Gross profit in 1997 increased by $2.1 million to $6.0 million from $3.9 million in 1996. As a percentage of sales, gross margin for the years ended December 31, 1997 and 1996 was 65.6%. As highlighted above, the increase in gross profit in 1997 is directly related to the increase in sales.

Engineering and Development

     Engineering and development expenses in 1997 increased by $2.9 million to $5.3 million, or 58% of net sales from $2.4 million, or 40% of net sales, in 1996. The increase is primarily related to the addition of engineering and quality control personnel and the other expenses associated with our ongoing research and development efforts on products such as the Network Access Agents and enhancements to our Network Information Computers.

Sales and Marketing

     Sales and marketing expenses in 1997 increased by $3.6 million to $5.3 million, or 58% of net sales, from $1.7 million, or 28% of net sales in 1996. The increase is related to the addition of personnel for our direct sales force and marketing functions, an increase in trade show appearances, and customer incentives.

General and Administrative

     General and administrative expenses in 1997 increased by $2.4 million to $3.8 million, or 42% of net sales, from $1.4 million, or 23% of net sales in 1996. The increase is due to the expansion of facilities, personnel, and information systems to support the growth of our business.

Other Income (Expense)

     Other income in 1997 increased by $2.2 million to an income of $1.7 million from an expense of $0.5 million in 1996. The increase relates to interest income generated primarily from the investment of proceeds from our initial public offering in 1997.

Net Loss

     Net loss in 1997 increased by $4.6 million to a net loss of $6.7 million or $.25 per share, from a net loss of $2.1 million or $.10 per share in 1996. The computation of weighted shares outstanding for the 1997 periods reflect a higher number of shares outstanding as a result of the completion of our initial public offering.

QUARTERLY RESULTS OF OPERATIONS

     The following tables present certain unaudited quarterly consolidated statements of operations data for the eight quarters ended December 31, 1998. In the opinion of management, this information has been presented on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this prospectus, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our audited Consolidated Financial Statements. Results of operations for any quarter are not necessarily indicative of the results to be expected for the entire fiscal year or for any future period.

                                                                     QUARTER ENDED
                         ------------------------------------------------------------------------------------------------------
                          MAR. 31,     JUNE 30,    SEPT. 30,     DEC. 31,      MAR. 31,     JUNE 30,    SEPT. 30,     DEC. 31,
                            1997         1997         1997         1997          1998         1998         1998         1998
                         ----------   ----------   ----------   -----------   ----------   ----------   ----------   ----------
                                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales..............  $    1,498   $    2,601   $    1,240   $     3,742   $    5,432   $    3,517   $    6,915   $    8,327
Cost of goods sold.....         567          795          426         1,336        2,103        1,334        2,620        3,162
                         ----------   ----------   ----------   -----------   ----------   ----------   ----------   ----------
Gross profit...........         931        1,806          814         2,406        3,329        2,183        4,295        5,165
Operating expenses:
 Engineering and
   development.........         779          948        1,230         2,385        3,309        3,692        4,290        3,044
 Sales and marketing...         879        1,179        1,799         1,403        1,942        3,094        3,526        2,801
 General and
   administrative......         878          795          911         1,228        1,899        1,644        1,096        2,584
 Reorganization and
   litigation
   charges.............          --           --           --            --        1,018        8,500           --        3,000
                         ----------   ----------   ----------   -----------   ----------   ----------   ----------   ----------
   Total operating
     expenses..........       2,536        2,922        3,940         5,016        8,168       16,930        8,912       11,429
                         ----------   ----------   ----------   -----------   ----------   ----------   ----------   ----------
Operating loss:........      (1,605)      (1,116)      (3,126)       (2,610)      (4,839)     (14,747)      (4,617)      (6,264)
Other income...........         293          539          511           595          279          167          102           95
                         ----------   ----------   ----------   -----------   ----------   ----------   ----------   ----------
   Net loss............  $   (1,312)  $     (577)  $   (2,615)  $    (2,186)  $   (4,560)  $  (14,580)  $   (4,515)  $   (6,169)
                         ==========   ==========   ==========   ===========   ==========   ==========   ==========   ==========
   Net loss per
     share.............  $    (0.05)  $    (0.02)  $    (0.10)  $     (0.08)  $    (0.17)  $    (0.55)  $    (0.17)  $    (0.23)
                         ==========   ==========   ==========   ===========   ==========   ==========   ==========   ==========
Weighted average common
 shares outstanding....  24,754,887   26,321,990   26,374,388    27,596,955   26,441,775   26,461,151   26,484,670   26,512,397

LIQUIDITY AND CAPITAL RESOURCES

     From our inception through December 31, 1998, we have financed our operations primarily through private sales of common stock, cash from operations and the initial public offering of 3,658,860 shares of common stock. We completed our initial public offering in February 1997, resulting in net proceeds to Digital Lightwave of $39.6 million. During 1997, we used the net proceeds from our initial public offering to fund the repayment of notes payable for approximately $0.8 million, to purchase computer equipment, software, test equipment and other assets for approximately $6.0 million and to fund product research and development for approximately $5.3 million. In addition, approximately $3.5 million was used to fund our expansion in the form of additional manufacturing and administrative space and a significant increase in engineering, production and financial management personnel to support our growth.

     Cash and cash equivalents at December 31, 1998 were approximately $3.8 million compared to approximately $24.0 million at December 31, 1997. As of December 31, 1998, our working capital was approximately $2.3 million as compared to $32.5 million at December 31, 1997. The decrease in working capital was primarily associated with cash used in operations as a result of operating losses during the fiscal year ended December 31, 1998, as detailed in our Consolidated Statements of Cash Flows, and the proposed settlement of the litigation previously discussed. For the year ended December 31, 1998, capital expenditures were approximately $4.5 million. Future capital expenditures will depend on several factors including timing of introductions of new products and enhancements to existing products as well as continued product development efforts.

     We entered into an accounts receivable agreement dated December 28, 1998 with EAB Leasing Corp. ("EAB") providing for the sale of our accounts receivable to EAB. The aggregate maximum amount we can borrow at one time under this agreement is $2.9 million through June 28, 1999 with a maximum of $2.0 million available on a monthly basis. As of March 31, 1999, there were no borrowings under this agreement. In connection with this agreement, we granted EAB a security interest in our bank accounts, accounts receivable, contract rights, equipment, chattel paper, general intangibles, instruments, inventory and all proceeds of the foregoing. The annual interest rate equivalent charged to us under this agreement is the prime rate plus 1.5%. The agreement also provides that we pay a minimum monthly service fee in the amount of $10,000.

     On March 31, 1999, we entered into a financing agreement with certain investors pursuant to which we issued $3.0 million of 9% Secured Bridge Notes due January 17, 2000 (the "Bridge Notes"). The Bridge Notes are collateralized by all of our assets and are subordinated to the accounts receivable agreement with EAB and the proposed line of credit agreement with Emergent Business Capital described in the following paragraph. In connection with the Bridge Notes, we issued warrants to purchase an aggregate of 550,000 shares of our common stock at an exercise price of $2.75 per share, the closing price of the stock on the date prior to the issuance of the warrants. The warrants have a term of five years from the date of issuance. We have agreed to register the warrants and the common stock issuable upon exercise thereof under the Securities Act of 1933.

     On March 31, 1999, we entered into a Letter of Commitment with Emergent Business Capital pursuant to which Emergent Business Capital would provide us with a $5.0 million line of credit (the "Emergent Line of Credit"). Under the Emergent Line of Credit, we would be entitled to borrow up to $5.0 million, subject to certain borrowing limitations based on amounts of our accounts receivable and other assets. The Emergent Line of Credit will have a term of two years. All indebtedness outstanding under the Emergent Line of Credit Agreement will be collateralized by substantially all of our assets.

YEAR 2000 READINESS DISCLOSURE

Year 2000 Issues and State of Readiness

     We are aware of the issues associated with existing computer-controlled systems properly recognizing and processing information relating to dates in and after the Year 2000. Systems that cannot adequately process dates beyond the year 1999 could generate erroneous data or cause a system to fail. The problem may affect internal information technology ("IT") systems we use for product development, accounting, distribution and planning. The problem may also affect non-IT embedded systems such as building security systems, machine controllers, and other equipment. We have made a preliminary assessment of our Year 2000 readiness for our operations relating to
(1) our software products, (2) our internal IT and non-IT systems and (3) third party customers, vendors and others with whom we do business.

     We believe that the current versions of our products (ASA 312 Network Information Computer software versions 3.500 and later and Network Access Agents) are Year 2000 compliant. Our products use time and dates only as a "time stamp" for data-logging events, for file dates, for display of elapsed time, and setting the test duration. The products' internal system calendar years are entered as a 2-digit number in the range of "95" (for 1995) through "94" (for
2094). Since there is never a reason for "back dating," this provides an unambiguous means of entry for the year. The date is displayed in a 4-digit year format (e.g., 01-Jan-1998) to enhance understandability. Based on the foregoing, we do not expect that our current products will be adversely affected by date changes in the Year 2000.

     Certain of our customers may be running earlier versions of our products that are not Year 2000 compliant. These earlier software versions, like the compliant versions, rely on time and dates only as a "time stamp" for data-logging events, for file dates, for display of elapsed time, and setting the test duration and do not prohibit function of the equipment. We have made our policy statement regarding our product line available on the Internet as well as providing written copies at customer request. This alerts customers to the noncompliance of earlier versions of the ASA 312 software. Of these earlier versions, 3.100 through prior to 3.500 partially comply, although if allowed to run past 1999 and into January 1, 2000, the date after power-down will be incorrectly set to 1980. Instructions regarding correcting this are provided both on the Internet and via customer inquiry. This leaves only versions earlier than 3.100 which are truly non-compliant. The suggested solution for these products is an upgrade to a more recent, compliant version of the software at our cost. We have evaluated the number of customers still operating with these non-compliant versions. Of these customers, it is estimated that approximately half have already received the desired upgrades. As of March 31, 1999, the cost to upgrade the remaining units is estimated to total $36,000 which would not have a material adverse impact on our business, operating results or financial condition.

     With respect to IT systems, we have inventoried our internal software and electronic hardware devices currently in use to determine which of these devices rely on a valid date to function. Of these, certain operating, accounting, and telephony systems were identified as critical. Resources required to make these systems Year 2000 compliant were evaluated based on availability and cost of the related upgrade. In general, we are obtaining Year 2000 compliant versions from third party software vendors and modifying these systems, which we expect to complete during the second quarter of 1999. Total costs of such remediation are estimated at $21,000. Non-IT embedded systems, consisting primarily of security systems, the emergency power generator, HVAC controls and elevators have also been reviewed. These systems were found to be Year 2000 compliant.

     We also have certain key relationships with suppliers and subcontractors. We are preparing to contact certain third-party suppliers of key components or services regarding their Year 2000 readiness. Following completion of contacting these vendors, we will be better able to make a complete evaluation of the costs associated with identifying alternative vendors if the need arises.

Risks Associated with Year 2000 and Contingency Plan

     Based on information currently available to us, we believe that the most reasonably likely worst case Year 2000 scenarios with respect to us relate to the potential failure of third party suppliers, subcontractors and customers to become Year 2000 compliant. The inability of suppliers and subcontractors to complete their Year 2000 remediation processes in a timely fashion could result in delays in introducing new products, reduced sales of new or existing products and disruptions in any future strategic relationships. The failure of these entities to become Year 2000 compliant could in turn have a material adverse effect on our results of operations and financial condition. The effect of non-compliance by suppliers, subcontractors and customers is not reasonably quantifiable.

     We believe that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues. Many companies are expending significant resources to correct or upgrade their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase testing products such as those we offer. This could have a material adverse effect upon our business, operating results and financial condition.

     We anticipate that generally throughout the computer industry substantial litigation may be brought against software vendors of non-compliant operating environments. We believe that any such claims against us, with or without merit, could have a material adverse effect on our business, operating results and financial condition.

     We currently do not have any Year 2000 contingency plan. The most significant aspect of any such plan would involve our ability to identify alternative vendors if the need arose. We believe we have that ability.

     We are not aware of any Year 2000 compliance problems relating to our current products or our IT or non-IT systems that would have a material adverse effect on our business, results of operations and financial condition. However, we may discover Year 2000 problems in our products that will require substantial revisions. In addition, third-party software or hardware incorporated into our products and material IT and non-IT systems may need to be revised or replaced, all of which could be time consuming and expensive. If material Year 2000 problems are discovered, our failure to fix our products or fix or replace third-party software, third party software incorporated into our products and in our IT systems could result in lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could have a material adverse effect on our business, results of operations and financial conditions.

Expenses Related to Year 2000 Compliance

     The total cost of the Year 2000 preparedness effort is funded through operating cash flows and we are expensing these costs. We have not established any specific reserves for these costs. We have not incurred significant expense in becoming Year 2000 compliant as both the majority of our product software and the infrastructure of our internal systems were developed after the Year 2000 risks were realized. Future costs related to Year 2000 compliance are not expected to have a material adverse effect on our results of operations or financial condition. However, we may experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems, which are composed predominantly of third party software and hardware technology with embedded software, and our own products.

NEW ACCOUNTING PRONOUNCEMENTS

     STATEMENT OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO. 130, "REPORTING COMPREHENSIVE INCOME." In June 1997, the Financial Accounting Standards Board
(FASB) issued SFAS No. 130, effective for fiscal periods beginning after December 15, 1997. The new standard requires that comprehensive income, which includes net income as well as certain changes in assets and liabilities recorded in common equity, be reported in the financial statements. We adopted SFAS No. 130 during the year ended December 31, 1998. For the years ended December 31, 1998, 1997, and 1996, there were no components of comprehensive income other than net income.

     SFAS NO. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION." In 1998, we adopted SFAS No. 131, which requires a "management" approach of disclosing segment information. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of our reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. For the years ended December 31, 1998, 1997, and 1996, there was no impact on our financial statements.

     SFAS NO. 132, "EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POST-RETIREMENT BENEFITS." In February 1998, the FASB issued SFAS No. 132 which is effective for periods ending after December 15, 1998. The new standard revises employers' disclosures about pensions and other post-retirement benefits. For the years ended December 31, 1998, 1997, and 1996, there was no impact on our financial statements.

     SFAS NO. 133, "ACCOUNTING FOR DERIVATIVE INVESTMENTS AND HEDGING ACTIVITIES." SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. We do not currently maintain any derivative investments nor do we conduct any hedging activities; therefore, SFAS No. 133 is not expected to impact us.

                                    BUSINESS

GENERAL

     Digital Lightwave designs, develops, markets and supports network analysis equipment for monitoring, maintaining and managing fiber optic networks. Telecommunications service providers utilize fiber optics to provide increased network bandwidth to transmit Internet, voice, data, and multimedia video traffic. Our products provide telecommunications service providers and equipment manufacturers with capabilities to cost-effectively deploy and manage fiber optic networks to address the rapidly increasing demand for bandwidth. Our current customers include telecommunications service providers, such as AT&T, GTE, MCI WorldCom, Qwest Communications and Sprint, and telecommunications equipment manufacturers, such as Alcatel Network Systems, Northern Telecom and Tellabs.

     Our products are used to qualify and verify service during network installation and to provide ongoing real-time quality assurance for deployed networks. In contrast to other existing telecommunications test equipment, our products are based on modular and scaleable hardware and software platforms with a flexible architecture that allows customers to readily upgrade existing systems to accommodate new technologies.

     Our ASA 312 Network Information Computer provides engineers and technicians with a truly portable, easy-to-use diagnostic product that offers increased functionality for the installation and maintenance testing of advanced, high speed networks and transmission equipment. In 1998, we introduced our initial Network Access Agent, which incorporates the technology developed for the Network Information Computer and is an unattended, software-controlled performance monitoring and diagnostic product permanently installed within optical-based networks for management from a central location.

INDUSTRY

     Over the past several years, the telecommunications industry has undergone fundamental changes. The volume of traffic carried over telecommunications networks has increased significantly, principally as the result of the rapid growth of data traffic as well as steady growth of voice traffic. Data traffic has increased substantially due to a variety of factors, including the Internet, e-commerce, fax, video and a proliferation of bandwidth intensive applications. International Data Corporation has estimated that the number of devices that access the Internet worldwide will increase from approximately 78 million at the end of 1997 to approximately 515 million by the end of 2002, representing a compound annual growth rate of 60.3%.

     The telecommunications industry has addressed the demand for increased network capacity by installing new fiber optic transmission lines, increasing transmission rates and employing new technologies such as Dense Wave Division Multiplexing (DWDM), a process that increases the carrying capacity of existing fiber. Faster transmission speeds and new technologies magnify the complexity of telecommunications networks while continuing demands for greater bandwidth stress their capacity. In addition, various standards or "protocols" are required for encoding and transmitting information across these networks, including the T-Carrier protocol, SONET and ATM. New fiber optic networks must be compatible with existing legacy networks and protocols as well as with wireless networks used in cellular technologies.

     The increasing demand for telecommunications capabilities, together with worldwide deregulation of the telecommunications industry, has led to an increase in the number of service providers entering the industry. These conditions have heightened the need to provide uninterrupted service while creating new competitive pressures to increase operational efficiencies.

     As the network environment becomes increasingly complex and the telecommunications industry becomes more competitive, network communications equipment is required for quality assurance during network installation and to monitor and maintain the integrity of existing networks. During the installation of new networks, test equipment is required to qualify and verify the communications infrastructure, including transmission lines, signal generators, switches and other network equipment. Once the network is deployed, real-time simultaneous and independent analysis is required to monitor network performance and reduce the possibility of network interruptions or system failures to improve overall operational efficiency.

     The network test equipment historically available was originally designed for legacy networks. These products: (i) have been primarily hardware based, and therefore difficult to upgrade to accommodate new technologies; (ii) have typically worked with only one transmission speed at a time; (iii) do not have the capability to permit users to simultaneously switch and multiplex different signals; (iv) tend to be large and heavy making them difficult to operate in the field; and (v) do not provide easy-to-use intuitive user interfaces. To meet the challenge of managing increasingly complex networks, telecommunications service providers require increasingly sophisticated optical diagnostic equipment that provide a cost-effective solution capable of meeting the challenges of the new and increasingly complex network environment.

THE DIGITAL LIGHTWAVE SOLUTION

     Our products provide telecommunications service providers and equipment manufacturers with capabilities to cost-effectively deploy and manage fiber optic networks to address the rapidly increasing demand for bandwidth. Characterized by their ease of use, Digital Lightwave's products qualify and verify service during optical network installation and provide ongoing quality assurance after new equipment is deployed.

     We believe that our Network Information Computers and Network Access Agents offer a broad range of features and capabilities that provide distinct competitive advantages over the traditional network test equipment offered by our competitors. Our Network Information Computers were designed to provide technicians with a more compact, easy-to-use, lightweight product with increased functionality compared to other products currently available. The Network Information Computer (i) is an integrated product that is capable of independently and simultaneously testing multiple protocols; (ii) utilizes an intuitive windows-based graphical user interface with a touch sensor display to create an easy-to-use diagnostic tool; and (iii) is a software-based solution which can be easily upgraded and customized.

     Utilizing the technology of the Network Information Computer, in 1998, we introduced our first Network Access Agent. Network Access Agents are software-controlled performance monitoring and diagnostic equipment, permanently installed at multiple access points within optical networks to provide real-time analysis and network management from a centralized location. Using the real-time analysis provided by the Network Access Agent, a network operator is able to monitor signed degradation and respond immediately in order to prevent potential network interruptions or failures.

     Our products are based on advanced technologies, including modular and scaleable hardware and software platforms and a flexible architecture that allows customers to easily upgrade existing systems to accommodate new technologies. We plan to utilize the core technology of our Network Information Computer and our Network Access Agents to continue to develop products that address the evolving needs of the optical networking industry.

THE DIGITAL LIGHTWAVE STRATEGY

     Digital Lightwave has developed a growth strategy to increase its market share and expand distribution across a wide range of customers, the key elements of which are:

     CONTINUE TO PENETRATE NEW AND EXISTING MARKETS AND BROADEN CUSTOMER
BASE. We believe that our family of products offers superior performance over competing products. We intend to continue to market our Network Information Computers and Network Access Agents to new and established telecommunications equipment manufacturers and service providers, including the Regional Bell Operating Companies (RBOCs), Interexchange Carriers (IXCs), Competitive Local Exchange Carriers (CLECs) and other recent entrants to the telecommunications industry that require network analysis equipment. We intend to leverage our customer relationships and our reputation for high quality products to attract new key accounts.

     DEVELOP NEW PRODUCTS AND ENHANCEMENTS BY LEVERAGING TECHNOLOGY AND PRODUCT DESIGN EXPERTISE. Digital Lightwave believes that there is significant opportunity for the development of a family of lightwave management products that address the evolving and emerging markets within the telecommunications industry. We plan to continue to build upon the core technologies and architecture developed for our Network Information Computers and Network Access Agents to offer advanced, easy-to-use products based on a flexible platform that can be easily upgraded to include advanced features and functionality. In the third quarter of 1998, we released our latest enhancement to the Network Information Computer, adding OC-48 analysis capabilities, which enable customers to monitor higher speed networks. Future products are expected to include enhanced Network Access Agents and other lightwave management products.

     ESTABLISH STRATEGIC RELATIONSHIPS. We are actively engaged in efforts to enter into strategic OEM relationships for the marketing and distribution of our Network Access Agent technology for optical networking and DWDM applications. We believe such relationships will enable us to more effectively develop and market additional products. We believe that strategic relationships will be critical to our continued growth and to future development of new products and technologies.

     DEVELOP AND MARKET INTERNATIONAL PRODUCTS. We believe that significant opportunities exist outside the United States for our products, and are currently developing versions of the Network Information Computer for international markets.

PRODUCTS

     Our current family of products is organized into two product lines: Network Information Computers and Network Access Agents.

     NETWORK INFORMATION COMPUTERS. Our portable Network Information Computers, enable users to verify, qualify and monitor the performance of telecommunications networks and transmission equipment. The Network Information Computer was designed to replace existing network test instruments by incorporating their functions into a software-based information processing system, adding additional functions and improving performance while maintaining competitive pricing. With the Network Information Computer, telecommunications service providers and equipment manufacturers are able to plan for and implement fiber optic network expansion more cost-effectively and verify and manage information concerning the transmission of voice, data, image and video traffic. Telecommunications equipment manufacturers also use the Network Information Computer in designing, engineering and manufacturing their products, installing their products in the networks of their customers and providing ongoing customer support.

     The following diagram illustrates where our Network Information Computers are used in telecommunications networks.

     [GRAPHIC ILLUSTRATING WHERE NETWORK INFORMATION COMPUTERS ARE USED IN
                          TELECOMMUNICATIONS NETWORKS]

     The Network Information Computer generates, transmits, receives, multiplexes and processes legacy and lightwave signals and provides network analysis. The Network Information Computer's easy-to-use graphical user interface is a touch sensor over a large color display which provides simple and intuitive windowed graphics and menus. The Network Information Computer may be accessed and operated remotely by modem or through direct connection to an Ethernet local area network ("LAN").

     The Network Information Computer competes against the network test instruments currently available, which are primarily hardware-based, work with one transmission speed or protocol at a time, do not provide an easy-to-use graphical user interface, do not permit users to simultaneously switch and multiplex different signals to derive information concerning embedded signals, cannot store a significant amount of data. We believe that these test instruments are generally more difficult to use than the Network Information Computer.

     The following table sets forth certain features of the Network Information Computer that we believe provide superior performance over competitive devices:


------------------------------------------------------------------------------
               FEATURE                             CUSTOMER BENEFIT
------------------------------------------------------------------------------
  Software-based                        Provides for custom features and field
                                        upgrades
------------------------------------------------------------------------------
  One simple menu format for all        Easy to learn and set up
     protocols
------------------------------------------------------------------------------
  Touch sensor over full color          Easy to use by personnel of all levels
     windowed graphics                  of aptitude
------------------------------------------------------------------------------
  Intuitive graphic user interface      Clear display of data
------------------------------------------------------------------------------
  Transmitting and receiving of         Simultaneous review of multiple
     signals through all protocols      protocols reduces overall task time
     simultaneously
------------------------------------------------------------------------------
  Switch matrix                         Facilitates configuration of the
                                        product for dropping and inserting
                                        traffic from, into and between
                                        different protocols
------------------------------------------------------------------------------
  Remote operation capability           Provides complete, direct and
                                        identical operation of the product at
                                        a remote site
------------------------------------------------------------------------------
  Ethernet interface                    Provides operation of the product via
                                        LAN
------------------------------------------------------------------------------
  Laptop profile/lightweight            Truly portable
------------------------------------------------------------------------------
  PCMCIA card for expanded memory       Can display long-term history graphs
                                        Provides recallable setups and can
                                        store significant amounts of data.
------------------------------------------------------------------------------
  Non-volatile memory                   Saves data when turned off
------------------------------------------------------------------------------
  Software calibration                  Allows calibration by the customer
                                        which reduces cost and down-time
------------------------------------------------------------------------------

     The following core technologies are used in the Network Information Computer and provide a basis for certain of our products in development: (1) a software operating environment which runs over a windows or a MS-DOS platform;
(2) programs which operate our firmware and hardware; (3) graphical user interface programs, written in object-oriented code, running in a windowed environment; (4) Network Protocol Translators, which logically process discrete network information from signals at specific bandwidths and specific protocols; and (5) Network Protocol Processors, which process information encoded in a specific protocol over a range of bandwidth.

     To allow our customers to work simultaneously with different bandwidths and protocols, we have developed a non-blocking switch matrix and applications software that allow our customers to "frame up" on a given signal, multiplex or demultiplex the signal into different transmission speeds and map the signal into different protocols without interfering with signal transmission. These functions allow customers to derive information concerning the performance of the network under various existing or potential conditions.

     NETWORK ACCESS AGENTS. Network Access Agents are unattended, software controlled performance monitoring and diagnostic equipment installed within optical networks for analysis and management of a telecommunications network from a centralized location. We recently commenced sales of our Network Access Agents which is a modular hardware/software platform designed to provide network operators with real-time information concerning performance of the network segments where a Network Access Agent has been installed. Installation of Network Access Agents at multiple access points throughout networks provides the capability for end-to-end monitoring, maintenance and management of fiber optic networks. Network Access Agents provide performance and quality data to the network operator through a standard operations interface. Network Access Agents incorporate technology we developed for the Network Information Computer, which includes advanced hardware and software technology that accesses bits in lightwave and legacy telecommunications transmissions, a non-blocking switch matrix that maps signals into different transmission speeds and protocols, and object-oriented software that controls selectable features accessible through Windows operating system or other user environments.

     The following table sets forth certain features of the Network Access
Agent:


      -------------------------------------------------------------------------------------
                   FEATURE                                CUSTOMER BENEFIT
      -------------------------------------------------------------------------------------
        Comprehensive remote              Cost-effective network and service reliability
           bi-directional broadband       analysis with reduced downtime
           testing
      -------------------------------------------------------------------------------------
        Remote ATM service level testing  Verification of "Quality of Service" and proper
                                          ATM operations
      -------------------------------------------------------------------------------------
        Interoperability with Network     Single platform for analysis throughout the
           Information Computer           network
      -------------------------------------------------------------------------------------
        Hardware and software based       Field reprogrammable and upgradeable
      -------------------------------------------------------------------------------------
        Centralized management of remote  Reduced time to install service and maintain
           testing capabilities           networks
                                          Utilizes senior level technicians to perform
                                          testing
      -------------------------------------------------------------------------------------
        Non-intrusive test capabilities   Qualify circuits without service interruption
      -------------------------------------------------------------------------------------
        Similar graphical user interface  Decrease learning curve associated with new test
           to Network Information         equipment
           Computer
      -------------------------------------------------------------------------------------
        Industry standard interface       Integrates into existing operating system
      -------------------------------------------------------------------------------------
        Enhanced digital cross connects   Increased return on investment through grooming
           testing                        and routing testing
      -------------------------------------------------------------------------------------

     FUTURE PRODUCTS AND ENHANCEMENTS. We plan to leverage the core technologies of our Network Information Computer and Network Access Agents to continue to develop a family of advanced products and enhancements that address the evolving needs of the optical networking industry.

CUSTOMERS

     Through December 31, 1998, we have sold over 1,100 units of the Network Information Computer to over 80 customers. Set forth below is a representative list of purchasers of our products:

INTEREXCHANGE CARRIERS             EQUIPMENT MANUFACTURERS
-------------------------------    ---------------------------------------------
AT&T                               ADC Telecommunications
IXC Communications                 Alcatel Network Systems
Level 3 Communications             Ascend Communications
MCI WorldCom                       CIENA
Qwest Communications               Cisco Systems
Sprint                             Fujitsu
                                   Hitachi Telecom Technologies
                                   Lucent Technologies
                                   NEC America
                                   Northern Telecom Limited Systems
                                   QUALCOMM
                                   Tellabs Operations
REGIONAL BELL OPERATING
COMPANIES                          COMPETITIVE LOCAL EXCHANGE CARRIERS
-------------------------------    ---------------------------------------------
Ameritech                          AT&T Local Service (TCG)
Bell Atlantic Communications       Electric Lightwave
Pacific Telesis Group              GST
SBC Communications                 Hyperion Communications
US West Communications             ICG Communications
                                   MFS WorldCom
                                   WorldxChange Communications
INDEPENDENT TELEPHONE COMPANIES    WIRELESS SERVICE PROVIDERS
-------------------------------    ---------------------------------------------
Frontier Communications            AT&T Wireless
GTE                                GTE Mobilnet
                                   Pacific Bell Mobile Services
EQUIPMENT LEASING COMPANIES        PRIVATE NETWORK OPERATORS
-------------------------------    ---------------------------------------------
Newcourt Capital                   Bear Stearns
GE Capital                         IBM Global Services
McGrath Rentelco                   Time Warner
Telogy                             U.S. Department of Defense

     We involve key customers in the evaluation of products in development and continually solicit suggestions from customers regarding additional desirable features of products that we have introduced or plan to develop. Because our products are software-based, we have generally been able to satisfy requests for additional feature sets by providing software upgrades for loading into our products in the field.

     For the year ended December 31, 1998, our four largest customers accounted for approximately 57% of total revenues, with Qwest, MCI Worldcom, Tellabs, and GTE accounting for approximately 17%, 16%, 13% and 11% of total sales, respectively. For the year ended December 31, 1997, sales to our five largest customers comprised 69% of our total revenues, with WorldCom (prior to its acquisition of MCI Communications) and its subsidiaries accounting for 42% of total sales. For the year ended December 31, 1996, our five largest customers accounted for approximately 62% of total revenues, with MCI Communications (prior to its acquisition by WorldCom, Inc.), Ameritech and Pacific Telesis Group accounting for 23%, 19% and 15% of total sales, respectively. No other customers accounted for sales of 10% or more during such periods. There can be no assurance regarding the amount or timing of purchases by any customer in any future period. See "Risk Factors -- We are dependent on a limited number of major customers."

SALES, MARKETING AND CUSTOMER SUPPORT

     SALES. We sell our products to telecommunications service providers and network equipment manufacturers through a sales organization of 29 employees, including managers, sales engineers and sales administrative staff based at our principal executive offices. The primary functions of our direct sales force are
(i) to ensure that existing and potential customers in each territory are being regularly contacted, (ii) to differentiate the features and capabilities of our products from competitive offerings, (iii) to assist customers with the implementation of our products and (iv) to serve as a direct link to assure quality and timely customer support. In addition, we believe that our direct sales staff helps us to monitor changing customer requirements, as well as the development of industry standards.

     MARKETING. In marketing the Network Information Computer, we focus on the divisions of telecommunications service providers that are responsible for planning and installing extensions of the network, as well as the quality assurance divisions of telecommunications equipment manufacturers. In marketing the Network Access Agents, we have directed our preliminary efforts towards the strategic planning divisions of telecommunications service providers and private network operators in order to define customer requirements. We seek to build awareness of our products through a variety of marketing channels and methodologies, including industry trade shows and conferences and direct mailings to targeted customers.

     CUSTOMER SUPPORT. We offer technical support to our customers 24 hours a day, seven days a week, via a toll-free hotline to reach on-site or on-call personnel. Our customer support organization is comprised of 19 employees. All service, repair and technical support are performed at our facilities. Our technical support engineers are trained in the hardware and software incorporated in our products, as well as the networks and transmission equipment operated by our customers. We offer a three-year limited warranty on all components of our products other than the laser transmitter unit, which has a one-year limited warranty, and software and firmware, which have 90-day limited warranties.

PRODUCTION

     Our production operations consist primarily of material planning and procurement, final assembly, software loading, testing and quality assurance. Our operational strategy relies on outsourcing of manufacturing to reduce fixed costs and to provide flexibility in meeting market demand. We subcontract the manufacture of computer system boards, plastic molds and metal chassis, and certain subassemblies and components for the Network Information Computer and the Network Access Agent. We perform final assembly and program the products with our software. We have implemented strict quality control procedures throughout each stage of the manufacturing process, and test the boards and subassemblies at various stages in the process, including final test and qualification of the product. We are ISO 9001 certified. To further enhance quality and efficiency, we are in the process of centralizing all of our production in one location by transferring all operations to our new headquarters facility in Clearwater, Florida.

     Although we generally use standard parts and components for our products, several key components used in the manufacture of our products are currently purchased only from a sole-source or limited sources, the loss of which could seriously disrupt our operations. We purchase certain laser and laser amplifier components, power supplies, touch-screen sensors, single-board computers and SONET overhead terminators used in the Network Information Computer and the Network Access Agent from a single or a limited number of contractors. In addition, for the Network Access Agent, we purchase a controller board and an interface board from a single or limited number of contractors. We do not have long-term agreements with any of these sole or limited sources of supply. Any interruption in the supply of any of these components, or our inability to procure these components from alternate sources at acceptable prices and within a reasonable time, could have a material adverse effect upon our business, financial condition and results of operations. We are currently attempting to qualify certain additional suppliers for certain of the sole-sourced components. However, qualifying additional suppliers is time consuming and expensive and the likelihood of errors could be greater with new suppliers.

     In connection with our outsourcing strategy, we are seeking to identify and secure additional sources of supply, including additional contract subassembly and component manufacturers. We have experienced in the past, and may in the future experience, problems with our contract manufacturers, in areas such as quality, quantity and on-time delivery. In addition, we may in the future experience pricing pressure from our contract manufacturers.

     We forecast product demand on a quarterly basis, based on anticipated product sales and order materials and components based on these forecasts. Lead times for materials and components we order vary significantly, and depend on factors such as the specific supplier, purchase terms and demand for a component at a given time. If actual orders vary significantly from forecasts, we may have excess or inadequate inventory of certain materials and components.

ENGINEERING AND DEVELOPMENT

     We have organized our engineering and development efforts into product or project teams, currently ranging in size from three to eleven engineers. The teams are organized around the development of a particular product, and are responsible for all aspects of the development of that product and any enhanced features or upgrades. Our research and development teams are located at our corporate headquarters in Clearwater, Florida and a facility in Wall Township, New Jersey.

     As of March 31, 1999, we maintain an engineering and development department of 45 individuals, 39 of whom are full time employees and the remainder of whom are contractors. During fiscal years 1998, 1997 and 1996, the amounts spent on sponsored engineering and development activities were approximately $14.3 million, $5.3 million and $2.4 million, respectively.

INTELLECTUAL PROPERTY

     Our success and our ability to compete depends in part upon our proprietary technology, which we protect through a combination of patent, copyright, trade secret and trademark law. As of March 31, 1999, in the United States, we have two issued patents relating to the Network Information Computer and Network Access Agent. We have filed continuation applications for each of these issued patents. We may apply for additional patents for our Network Access Agent technology. We cannot assure you that the patents for which we have applied or intend to apply will be issued, or that the steps that we take to protect our technology will be adequate to prevent misappropriation. Our competitors may independently develop technologies that are substantially equivalent or superior to our technology. In addition, our growth strategy includes a plan to enter international markets, and the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States.

     As part of our confidentiality procedures, we generally enter into non-disclosure agreements and marketing information and invention agreements with our employees and suppliers and limit access to and distribution of our proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization.

     From time to time we may either license our proprietary rights to third-parties or in-license certain technologies from third-parties for use in our products. The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We have no reason to believe that our technology infringes on the proprietary rights of others and we have not received any notice of claimed infringements. Nonetheless, third parties may assert infringement claims against us in the future that may or may not be successful. If we must defend ourselves or our customers against such claims, we could incur substantial costs regardless of the merits of the claims. Parties making such claims may be able to obtain injunctive or other equitable relief which could effectively block our ability to sell our products, and could obtain an award of substantial damages. Any such claim could seriously damage our business. In the event of a successful claim of infringement against us, we may be required to obtain one or more licenses from third parties, including our customers.

BACKLOG

     Our backlog at December 31, 1998 was approximately $1.0 million. Variations in the size and delivery schedule of purchase orders we receive, as well as changes in customers' delivery requirements, may result in substantial fluctuations in backlog from period to period. Accordingly, We believe that our backlog cannot be considered a meaningful indicator of future financial results.

SEASONALITY

     Our sales are generally seasonal, with the largest portion of quarterly sales tied to telecommunications industry purchasing patterns, which usually decrease during the first calendar quarter of the year.

COMPETITION

     The market for our products is intensely competitive and is subject to rapid technological change, frequent product introductions with improved performance, competitive pricing ratios and shifting industry standards. We believe that the principal competitive factors in our markets are product capabilities and design, price, customer service and support, ease of operation and reliability, length of operating history, industry experience and name recognition, and extent and maturity of sales and distribution relationships.

     We believe that there are six principal competitors which currently offer products that compete with the Network Information Computer, including Hewlett-Packard, Technology Techniques Corporation (TTC) (a subsidiary of Dynatech), Anritsu, Tektronix, Wavetek Wandel Goltermann, and ANDO. However, the companies that offer test instruments in competition with the Network Information Computer do not provide an integrated comprehensive solution to performance monitoring transmission speeds from DS-0 through OC-48 in a single, upgradeable, portable unit. Although there are several companies that offer network monitoring and test instruments, including Hekimian Laboratories, Inc., TTC, Applied Digital Access, and Sage Instruments, none of these companies offer lightwave network monitoring products in competition with our Network Access Agents. Accordingly, we believe that there are currently no competitors that provide optical network monitoring capability which cover the full range of features offered by the Network Access Agent. We are aware of certain companies that are also developing equipment to monitor lightwave transmissions. Many of our competitors and certain prospective competitors have significantly longer operating histories, larger installed bases, greater name recognition and significantly greater technical, financial, manufacturing and marketing resources than we do. In addition, a number of these competitors have long established relationships with our customers and potential customers. We believe it is likely that competitors will enter the market for most, if not all, of the products which we will offer. See "Risk Factors -- Our industry is extremely competitive and such competition may negatively affect our business."

REGULATORY MATTERS

     Our products must meet industry standards and, in the United States, our products must comply with various regulations promulgated by the Federal Communications Commission and Underwriters Laboratories. In the event we sell our products in international markets, it will be necessary for our products to comply with standards established by telecommunications authorities in various countries as well as with recommendations of the Consultative Committee on International Telegraph and Telephony. In addition, certain planned products of the Company may be required to be certified by Bell Communications Research ("Bellcore") to be commercially viable. Any inability to obtain on a timely basis or retain domestic or foreign regulatory approvals or certifications that may be required in the future or to comply with existing or evolving industry standards could have a material adverse effect on our business, financial condition and results of operations.

EMPLOYEES

     As of March 26, 1999, we employed a full-time staff of 161 employees, of which 75 were engineering and production personnel, and the remainder were sales and marketing staff and administrative personnel. We believe that our relationship with our employees is good.

FACILITIES

     In November 1998, we relocated our operations, other than our production operations, into our corporate headquarters facility of 92,225 square feet in Clearwater, Florida. We also lease space for our software development operations in Wall Township, New Jersey. Currently, we lease a manufacturing facility in St. Petersburg, Florida, but anticipate that we will consolidate our manufacturing activities to our corporate headquarters in Clearwater, Florida by September 1999.

     The lease for our Clearwater, Florida headquarters expires in November 2008; the Wall Township, New Jersey lease expires in December 2002; and the St. Petersburg, Florida lease expires in July 2000.

LEGAL PROCEEDINGS

     As of April 9, 1998, 23 class action complaints (which were subsequently consolidated into a single action) for violations of the Federal Securities Laws during certain periods in 1997 and 1998 had been filed in the United States District Court for the Middle District of Florida, on behalf of purchasers of our common stock. The complaints named as defendants the Company, Bryan J. Zwan, the Company's Chairman, Steven H. Grant, the Company's Executive Vice President, Finance, Chief Financial Officer and Secretary, and other former corporate officers. The complaints allege that we and certain officers during the relevant time period violated Sections 10(b) and 20(a) of the Securities Exchange Act by, among other things, issuing to the investing public false and misleading financial statements and press releases concerning our revenue, income and earnings, which artificially inflated the price of our common stock.

     On July 23, 1998, we entered into a memorandum of understanding for the settlement of these class action complaints. In late October 1998, a Stipulation of Settlement was filed with the court and on December 21, 1998, the court preliminarily approved the settlement. On March 12, 1999, the court indicated that it would grant final approval of the settlement. The settlement is subject to appeal. The settlement consists of $4.25 million in cash, to be paid to plaintiffs primarily by a claim on our directors and officers liability insurance policy, and the issuance of up to 1.8 million shares of common stock. We recorded a charge of $8.5 million during 1998 as a result of the settlement.

     In addition, we are aware of a related informal investigation by the Securities and Exchange Commission, which was commenced in March 1998. We believe that the investigation relates to the circumstances underlying the restatement of our financial results. The investigation is ongoing. We are unable to predict the outcome of the investigation. There can be no assurance that such investigation will not have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning our executive officers and directors.

NAME                                        AGE                   POSITION
----                                        ---                   --------
Dr. Bryan J. Zwan.........................  51    Chairman of the Board
Gerry Chastelet...........................  52    President and Chief Executive Officer
                                                    and Director
Steven H. Grant...........................  39    Executive Vice President, Finance, Chief
                                                    Financial Officer and Secretary
George Matz...............................  49    Executive Vice President and General
                                                    Manager, Network Products
Ali Haider................................  48    Senior Vice President, Engineering
Joe Fuchs.................................  47    Vice President, Quality Management
Dr. William F. Hamilton(1)(2)(3)..........  59    Director
William Seifert(1)(2)(3)..................  49    Director

-------------------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating Committee

Following is a description of the background of each of our executive officers and directors:

     Dr. Zwan founded Digital Lightwave in October 1990 and has served as Chairman of the board since its inception. In addition, Dr. Zwan served as our Chief Executive Officer from our inception until December 1998 and served as its President from inception until March 1996 and from October 1996 until December 1998. From 1987 to 1991, Dr. Zwan was Chief Executive Officer of Digital Photonics, Inc. ("DPI"), a SONET multiplexer manufacturer which he founded in 1987. DPI was purchased in December 1990 by Digital Transmission Systems, Inc., a manufacturer of digital cross-connect equipment and DS1 modems. From 1985 to 1987, Dr. Zwan was Vice President, Optical Products at DSC Communications Corporation, a global provider of telecommunication transmission, cross-connect and network access equipment. Dr. Zwan was a member of the Research Facility Staff at the Massachusetts Institute of Technology for two years, and holds a Ph.D. in Space Physics from Rice University and B.S. degrees in Physics and Chemistry from the University of Houston.

     Mr. Chastelet currently serves as President and Chief Executive Officer and a Director and joined Digital Lightwave on December 31, 1998. Prior to joining us, Mr. Chastelet served as President and Chief Executive Officer of Wandel & Goltermann Technologies, Inc., a global supplier of communications test and measurement equipment, from December 1995 to October 1998. From June 1993 to November 1995, he served as Vice President Sales, Marketing and Service-Americas and Asia Pacific for Network Systems Corporation, a supplier of channel-attached communications solutions for large mainframe computers. From 1989 to 1993, he was Vice President Sales, Marketing and Service for Infotron/Gandalf Systems Corporation. Mr. Chastelet holds a degree in

Electronics Engineering from Devry Institute of Technology and is a graduate of the University of Toronto Executive MBA Program.

     Mr. Grant currently serves as Executive Vice President, Finance, Chief Financial Officer and Secretary and joined Digital Lightwave in September 1997. Prior to joining us, Mr. Grant served as Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary at Precision Systems Inc. from July 1996 through September 1997. Mr. Grant also served as Executive Vice President, Chief Financial/Administrative Officer and Treasurer for Silver King Communications Inc. from December 1992 through July 1996, and as Director of Corporate Finance, Investor Relations and Assistant Treasurer at Home Shopping Network from February 1989 through December 1992. Mr. Grant holds a Bachelor's Degree in Accounting from the University of Alabama and holds an MBA in Finance from the University of South Florida.

     Mr. Matz currently serves as Executive Vice President and General Manager, Network Products and joined Digital Lightwave in May 1998. Mr. Matz joined us as the Executive Vice President of Global Marketing and Sales and switched to his current position in February, 1999. Prior to joining us, Mr. Matz served as Vice President of Global Sales at Boston Technology, Inc., a supplier of systems, software and services to telecommunications companies, from December 1995 to May 1998. From August 1994 to December 1995, Mr. Matz served as Executive Director of Global Sales at Dale, Gesek, McWilliams and Sheridan, Inc., an international supplier of telecommunications products and services. From March 1990 to August 1994, Mr. Matz served as Director of North American Sales at Summa Four, Inc. Mr. Matz holds a B.S. degree from Wilkes University.

     Mr. Haider currently serves as Senior Vice President, Engineering and joined Digital Lightwave in September 1997. Prior to joining us, Mr. Haider was a Director, Technical Support Center at AT&T/Paradyne Corporation from May 1996 to September 1997, Director, Engineering from May 1991 to May 1996, and Engineering Manager from July 1984 through May 1991. Mr. Haider holds a Masters Degree in Electrical Engineering from the University of Houston, a B.S. in Electrical Engineering from the University of Engineering and Technology, Lahore, Pakistan, and a B.S. in Physics and Math from Gordon College, University of Punjab.

     Mr. Fuchs currently serves as Vice President, Quality Management and joined Digital Lightwave in January 1997. Prior to joining us, Mr. Fuchs was a System Test Lead and Project Manager at AT&T/Paradyne from May 1992 through December 1996. Mr. Fuchs also worked at AT&T Bell Laboratories as a member of technical staff in the Transmission Center and the Quality Assurances Center from 1981 though 1992. Mr. Fuchs holds a B.S. in Electrical Engineering from the Pratt Institute and a M.S. in Electrical Engineering from Columbia University.

     Dr. Hamilton has served as a Director since 1997. He is the Landau Professor of Management and Technology at the Wharton School of the University of Pennsylvania and has been a professor at the University of Pennsylvania since July 1967. He is also a director of the following public companies: Centocor, Inc., Hunt Manufacturing Co., Marlton Technologies, Inc. and Neose Technologies, Inc.

     Mr. Seifert has served as a Director since 1997. He is currently a General Partner at Prism Venture Partners of Westwood, Massachusetts. Prior to this he served as Chief Executive Officer of Agile Networks, Inc., a wholly-owned subsidiary of Lucent

Technologies, Inc. from 1991 to 1997. Prior to founding Agile Networks, in 1991, Mr. Seifert was also a founder of Wellfleet Communications, now Bay Networks.

BOARD OF DIRECTORS

     Our Bylaws provide that the board can fix the authorized number of directors from time to time between one and nine. The board currently is fixed at and consists of four (4) members, Messrs. Zwan, Chastelet, Hamilton and Seifert. There are no family relationships among any of our directors or executive officers.

EXECUTIVE OFFICERS

     Digital Lightwave's executive officers are elected by the board of directors on an annual basis and serve until the next annual meeting of the board of directors or until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

BOARD COMMITTEES

     The board of directors of Digital Lightwave has established an audit committee, a compensation committee and a nominating committee. The audit committee, composed of Messrs. Hamilton and Seifert, is responsible for reviewing financial statements, accounting and financial policies and internal controls and reviewing the scope of the independent auditor's activities and fees. The compensation committee, composed of Messrs. Hamilton and Seifert, is responsible for reviewing and approving, within its authority, compensation, benefits, training and other human resource policies. In 1999, the Board formed a nominating committee to select nominees to the board of directors. The nominating committee consists of Messrs. Hamilton and Seifert.

COMPENSATION OF DIRECTORS

     Our directors who are not our officers or employees receive an annual fee of $10,000. Directors are also reimbursed for travel and other expenses relating to attendance at meetings of the board or committees. In addition, in connection with their services on a special investigative committee formed by the board to investigate the class action litigation and the related underlying restatement issues, Messrs. Hamilton and Seifert received $4,750 and $6,250 respectively. Effective December 8, 1997, Mr. Seifert began serving as our consultant. In 1998, Mr. Seifert received $12,750 for services performed as our consultant. Under the Option Plan, non-employee directors are also eligible to receive stock options in consideration for their services. In fiscal 1998, none of the non-employee directors were granted options.

EXECUTIVE COMPENSATION

     The following table shows, for the year ended December 31, 1998, the cash and other compensation awarded to those individuals who served as chief executive officer during 1998 and each other executive officer who earned in excess of $100,000 for all services in all capacities (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG TERM
                                                  ANNUAL COMPENSATION            COMPENSATION
                                             -----------------------------   ---------------------
                                                                                    AWARDS
                                                                   OTHER     ---------------------     ALL
                                                                   ANNUAL    RESTRICTED               OTHER
                                                                  COMPEN-      STOCK      OPTIONS/   COMPEN-
                                              SALARY     BONUS     SATION      AWARDS       SARS      SATION
NAME AND PRINCIPAL POSITION           YEAR     ($)        ($)       ($)         ($)         (#)        ($)
---------------------------           ----   --------   -------   --------   ----------   --------   --------
Bryan J. Zwan(1)(2).................  1998   $309,587        --     --          --             --          --
  Chairman of the Board               1997   $305,779        --     --          --             --          --
                                      1996   $300,000        --     --          --             --    $215,340

Gerry Chastelet(3)..................  1998   $  1,060        --     --          --        600,000          --
  President and Chief                 1997         --        --     --          --             --          --
  Executive Officer                   1996         --        --     --          --             --          --

Steven H. Grant.....................  1998   $193,333   $40,000     --          --        200,000    $  1,800(4)
  Executive Vice President,           1997   $ 40,615        --     --          --         75,000(6) $    500(4)
  Finance, Chief Financial            1996         --        --     --          --             --          --
  Officer and Secretary

George Matz.........................  1998   $148,415   $50,000     --          --        300,000    $  8,000(5)
  Executive Vice President            1997         --        --     --          --             --    $     --
  and General Manager,                1996         --        --     --          --             --    $     --
  Networks Products

Ali Haider..........................  1998   $149,443   $22,275     --          --         48,000    $  1,963(4)
  Senior Vice President,              1997   $ 34,788   $25,000     --          --         33,000(6)       --
  Engineering                         1998         --        --     --          --             --    $     --

Joe Fuchs...........................  1998   $117,878        --     --          --         30,000          --
  Vice President, Quality             1997   $ 86,018   $ 1,000     --          --         10,000(6)       --
  Management                          1996         --        --     --          --             --          --

-------------------------

(1) Dr. Zwan served as Chief Executive Officer until his resignation from that position on December 31, 1998.

(2) Amounts include the payment of $9,587 and $5,779 of earned and unused vacation from 1997 and 1996, which were paid in 1998 and 1997, respectively, and 1995 deferred compensation of $215,340 which was paid in 1996.

(3) Mr. Chastelet commenced employment on December 31, 1998.

(4) Reflects 401(k) matching contributions.

(5) Reflects Automobile Allowance.

(6) Represents options which were cancelled and reissued in 1998 and which are included in the 1998 grants listed in this table.

1996 STOCK OPTION PLAN

     Our 1996 Stock Option Plan (the "Option Plan") became effective on March 5, 1996. The purpose of the Option Plan is to attract and retain qualified personnel, to provide additional incentives to our employees, officers, directors and consultants and to promote the success of our business. A reserve of 5,000,000 shares of common stock has been established for issuance under the Option Plan. The Option Plan is administered by the board who may delegate the administration of the plan to a committee of the board. The board now has, and such committee would have, complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a non-statutory option, the vesting schedule to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding.

     Each option granted under the Option Plan has a maximum term of ten years, subject to earlier termination following the optionee's cessation of service with us. Options granted under the Option Plan may be exercised only for fully vested shares. The exercise price of incentive stock options and non-statutory stock options granted under the Option Plan must be at least 100% and 85%, respectively, of the fair market value of the stock subject to the option on the date of grant (or 110% with respect to holders of more than 10% of the voting power of our outstanding stock). The board or, when appointed, such committee, has the authority to determine the fair market value of the stock. The purchase price is payable immediately upon the exercise of the option. Such payment may be made in cash, in outstanding shares of common stock held by the participant, through a promissory note payable in installments over a period of years or any combination of the foregoing.

     The board may amend or modify the Option Plan at any time, provided that no such amendment or modification may adversely affect the rights and obligations of the participants with respect to their outstanding options or vested shares without their consent. In addition, no amendment of the Option Plan may, without the approval of our stockholders (i) modify the class of individuals eligible for participation, (ii) increase the number of shares available for issuance, except in the event of certain changes to our capital structure, or (iii) extend the term of the Option Plan. The Option Plan will terminate on March 4, 2006, unless sooner terminated by the board.

     Section 162(m) of the Internal Revenue Code limits our deduction in any one fiscal year for federal income tax purposes to $1 million per person with respect to our Chief Executive Officer and our four (4) other highest paid executive officers who are employed on the last day of the fiscal year unless the compensation was not otherwise subject to the deduction limit. Certain performance-based compensation is not included in this $1 million limitation. Stock options may qualify for exclusion from this limitation if the plan under which they are granted meets certain conditions. At present, the Option Plan does not satisfy these conditions. Accordingly, we will not be able to claim a tax deduction for certain exercises of non-statutory stock options or disqualifying dispositions of incentive stock options by the chief executive officer (should it grant any in the future) and our four (4) other highest paid executive officers to the extent that the income from such exercises or dispositions, combined with such executive's other taxable compensation for the year, exceeds $1 million.

     As of December 31, 1998, we had outstanding options under the Option Plan exercisable into an aggregate of 2,690,146 shares of common stock.

     The following table sets forth information concerning stock options awarded to each of the Named Executive Officers during Fiscal 98. All such options were awarded under the Option Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                             POTENTIAL REALIZABLE
                                     % OF TOTAL                                VALUE AT ASSUMED
                                      OPTIONS                                   ANNUAL RATES OF
                         SHARES      GRANTED TO                            STOCK PRICE APPRECIATION
                       UNDERLYING   EMPLOYEES IN   EXERCISE                   FOR OPTION TERM(1)
                        OPTIONS        FISCAL       PRICE     EXPIRATION   -------------------------
                        GRANTED         YEAR        ($/SH)       DATE          5%           10%
                       ----------   ------------   --------   ----------   ----------   ------------
Bryan J. Zwan........        --           --             --          --           --             --
Gerry Chastelet......   600,000        25.40%      $ 2.3130    12/31/04     $471,583     $1,070,241
Steven H. Grant......   200,000         8.47         4.6875    03/26/04      704,117      1,232,662
George Matz..........   300,000        12.70         4.4375    05/19/04      477,879      1,060,357
Ali Haider...........    33,000         1.40         4.6875    03/26/04      116,179        203,389
                         15,000          .64         2.5630    08/04/04       14,659         33,827
Joe Fuchs............    10,000          .42         4.6875    03/26/04       35,206         61,633
                         10,000          .42         4.6875    03/26/04       35,206         61,633
                         10,000          .42         2.5630    12/19/04        8,710         19,766

-------------------------

(1) Potential realizable value is based on the assumption that the common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the option term. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect our estimate of future price growth.

     The following table sets forth certain information regarding options to purchase shares of common stock held as of December 31, 1998 by each of the Named Executive Officers.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

                                                     NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                                                          OPTIONS AT              IN-THE-MONEY OPTIONS AT
                        SHARES                             FY-END(#)                   FY-END($)(1)
                      ACQUIRED ON      VALUE      ---------------------------   ---------------------------
                      EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                      -----------   -----------   -----------   -------------   -----------   -------------
Bryan J. Zwan........     --            --              --              --          --             --
Gerry Chastelet......     --            --              --         600,000          --             --
Steven H. Grant......     --            --          50,000         150,000          --             --
George Matz..........     --            --          75,000         225,000          --             --
Ali Haider...........     --            --              --          48,000          --             --
Joe Fuchs............     --            --           4,999          25,001          --             --

-------------------------

(1) Values shown in these columns reflect the difference between the closing price of $2.313 on December 31, 1998 and the exercise price of the options and does not include the federal and state taxes due upon exercise.

STOCK PURCHASE PLAN

     On August 25, 1997, the board approved the Stock Purchase Plan whereby 300,000 shares of common stock were reserved for issuance and purchase by our employees to assist them in acquiring a stock ownership interest in Digital Lightwave and to encourage them to remain our employees. The Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and permits eligible employees to purchase shares of common stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year or 1,500 shares of common stock in any one offering period. The Stock Purchase Plan is administered by an administrative committee appointed by the board and provides generally that the purchase price must not be less than 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. As of March 31, 1998, 123,153 shares have been purchased under the Stock Purchase Plan.

EMPLOYMENT AGREEMENTS AND SEVERANCE ARRANGEMENTS

     We entered into a letter agreement dated as of December 31, 1998 (the "Chastelet Agreement"), with Gerry Chastelet, our Chief Executive Officer and President. The Chastelet Agreement provides for: (1) employment at will; (2) an annual salary of $275,000; (3) a $150,000 signing bonus payable over two years; and (4) a performance bonus of up to 50% of his base salary to be paid based on 80% quantitative and 20% qualitative criteria to be established by our board of directors. In addition, we granted to Mr. Chastelet stock options to purchase 600,000 shares of common stock at an exercise price of $2.313 per share, of which 100,000 stock options vest after each six months of employment. In the event of a "change in control" Mr. Chastelet's unvested options will accelerate.

     We entered into a letter agreement dated as of April 13, 1998 and an addendum to the letter agreement dated February 9, 1999 (the "Matz Agreements"), with George J. Matz, our Executive Vice President, Global Marketing and Sales. The Matz Agreements provide for: (1) employment at will; (2) an annual salary of $225,000; (3) a $150,000 sign-on bonus payable over three years; and (4) a performance bonus of 20% for the first year. In addition, we granted to Mr. Matz stock options to purchase 300,000 shares of common stock at an exercise price of $4.4375 per share, of which 75,000 stock options vest on December 31, 1999, and 75,000 vest on each of the second and third of his employment anniversary dates. In the event of a "change in control" Mr. Matz's unvested options will accelerate.

     We entered into an employment agreement effective as of February 27, 1998 (the "Grant Agreement"), with Steven H. Grant, our Executive Vice President, Finance, Chief Financial Officer and Secretary. The Grant Agreement provides for: (1) an employment term of three years which automatically renews for an additional two years unless either Mr. Grant or Digital Lightwave provides reasonable notice of non-renewal prior to expiration; (2) an annual salary of $200,000; and (3) a $40,000 bonus (which is primarily an acceleration of a deferred sign-on bonus) to be paid upon completion of our filings with the Securities and Exchange Commission for the year ended December 31, 1997. The Grant Agreement also provides that we will provide to Mr. Grant on an annual basis sufficient funds to purchase a term life insurance policy payable to his heirs and a disability insurance policy to provide comparable compensation, including benefits over the life of the agreement. In addition, we granted to Mr. Grant stock options to purchase 200,000 shares of common stock at an exercise price of $4.6875 per share, of which 50,000 stock options vest on the date of grant and 50,000 stock options vest on each of the three anniversaries following the date of grant. As a result of this new option grant, the previously issued grant for 75,000 shares was canceled. In the event that Mr. Grant's employment with us terminates, all stock options that have not yet vested will continue to vest except in the event of a "change in control" whereby the unvested options will accelerate. In the event of his termination without "cause," including due to a "change in control" or a "change in duties" (as such terms are defined in the Grant Agreement), Mr. Grant will be entitled to severance compensation, including all benefits, for a period of 18 to 24 months. We are not obligated to pay compensation and benefits under the Grant Agreement if Mr. Grant's employment is terminated for "cause."

     We entered into a letter agreement dated as of September 8, 1997 as modified by letters dated July 27, 1998 and August 4, 1998 with Ali Haider (the "Haider Agreements"), our Senior Vice President, Engineering. The Haider Agreements provide for: (1) an annual salary of $170,000; and (2) a performance bonus of $22,275 for positive first and second quarter 1998 performance. In addition, we agreed to grant to Mr. Haider certain stock options. In the event of the termination of Mr. Haider's employment for any reason (other than a criminal act), Mr. Haider is entitled to severance pay in the amount of six months base salary at the greater of Mr. Haider's base salary as of the date of any termination of employment or as of July 27, 1998.

SECTION 401(K) PLAN

     In 1997, we adopted a 401(k) Salary Savings Plan (the "401(k) Plan") covering our full-time employees located in the United States. The 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) Plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($10,000 in 1998) and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by us on behalf of all participants in the 401(k) Plan. Currently, we match the first 6% of such voluntary contributions at 50% of the amount contributed by the employee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     In 1998, the compensation committee of the board consisted of Messrs. Marshall and Seifert. None of our executive officers served on the compensation committee of another entity or on any other committee of the board of directors of another entity performing similar functions during Fiscal 98. Additionally, no member of the compensation committee is currently or was formally an officer or employee of Digital Lightwave. Effective December 8, 1997, Mr. Seifert began serving as a consultant to Digital Lightwave. In 1998, Mr. Seifert received $12,750 for services performed as our consultant.

                              CERTAIN TRANSACTIONS

     On December 15, 1998, we loaned $100,000 to Dr. Zwan, our Chairman of the Board. The loan has a simple interest rate of 9% per annum, is evidenced by an unsecured promissory note and is due December 14, 1999. As of March 15, 1999, $100,000 was the balance outstanding on such loan plus accrued and unpaid interest thereon. In accordance with our policy on related party transactions, the loan was approved by the independent members of the audit committee of the board of directors.

                        BENEFICIAL OWNERS OF SECURITIES

     The following table sets forth certain information regarding beneficial ownership of common stock as of April 1, 1999 by (i) each person who we know to own beneficially more than five percent (5%) of the outstanding shares of common stock, (ii) each of our directors (iii) all of the executive officers including executive officers named in the Summary Compensation Table (the "Named Executive Officers"), and (iv) all of our directors and executive officers as a group. To our knowledge all persons listed below have sole voting and investing power with respect to their shares of common stock, except to the extent set forth in the footnotes below and except to the extent authority is shared by spouses under applicable law.

                                                              SHARES BENEFICIALLY
                                                                    OWNED(1)
                                                              --------------------
NAME                                                            NUMBER     PERCENT
----                                                          ----------   -------
Bryan J. Zwan(2)............................................  20,000,000     74.6%
Hugh Brian Haney(3).........................................   2,000,000      7.4
Gerry Chastelet.............................................          --        *
Steven H. Grant(4)..........................................     107,430        *
George Matz(5)..............................................      75,000        *
Ali Haider(6)...............................................      14,304        *
Joe Fuchs(7)................................................      21,165        *
William F. Hamilton(8)......................................      33,332        *
William M. Seifert(8).......................................      33,332        *
All executive officers and directors as a group (9
  persons)(9)...............................................  20,284,563     75.6

-------------------------

 *  Less than one percent

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of April 1, 1999 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes 2,000,000 shares for which an option has been granted to Hugh Brian Haney pursuant to a litigation settlement and 15,000,000 shares held by Dr. Bryan J. Zwan through his wholly owned Nevada corporation, ZG Nevada, Inc. Dr. Zwan's address is 15550 Lightwave Drive, Clearwater, Florida 33760.

(3) Represents 2,000,000 shares for which an option has been granted by Bryan J. Zwan, pursuant to a litigation settlement. Mr. Haney's address is c/o Law Office of Eric L. Brown Co., L.P.A., Suite 550, 172 East State Street, Clearwater, Florida 33755.

(4) Consists of 7,430 shares of common stock and 100,000 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 1, 1999.

(5) Consists of 75,000 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 1, 1999.

(6) Consists of 3,304 shares of common stock and 11,000 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 1, 1999.

(7) Consists of 9,500 shares of common stock and 11,665 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 1, 1999.

(8) Consists of 33,332 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 1, 1999.

(9) Consists of 20,020,234 shares of common stock and 264,329 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 1, 1999.

                            DESCRIPTION OF THE NOTES

     The Notes will be issued under an indenture to be dated as of           ,
1999 (the "Indenture"), between us and                , as trustee. Many of the
terms and conditions applicable to the Notes will be contained in the Indenture. The following summarizes some, but not all, of the provisions of the Notes and the Indenture. Prospective buyers of Notes should refer to the actual terms of the Notes and the Indenture for the definitive terms and conditions. Copies of the proposed forms of Indenture and Notes are available from us upon request. As used in this Description of Notes, the words "we," "us," or "our" do not include any of our subsidiaries. Capitalized terms used, but not defined, in this Description of Notes have the meanings given in the Indenture.

GENERAL

     The Notes represent our general unsecured obligations and are subordinate in right of payment to certain of our other obligations as described under
"-- Subordination." The Notes are convertible into common stock as described under "-- Conversion." The aggregate principal amount of the Notes will be
limited to $25,000,000 ($          if the underwriters' over-allotment option is
fully exercised). The Notes will be issued in fully registered form and denominated in integral multiples of $1,000.00. The Notes will mature on
          , 2004 unless earlier converted, redeemed or repurchased.

     The Notes will bear interest at an annual rate of   %. Interest will be
paid              and              of each year commencing              1999,
and upon maturity, redemption and repurchase. The record dates for the Notes will be

(for interest paid on any              ) and              (for interest paid on
any              ). If any payment date falls on a day that is not a business day, payment will be made on the next business day and no additional interest will be paid. Interest will be computed on a "bond-equivalent basis" which assumes that each year consists of 360 days comprised of twelve 30-day months.

     We will maintain an office in the Borough of Manhattan, State of New York where Notes may be presented for registration, transfer, exchange or conversion.
Initially this office will be located at                . Any principal or
premium payable on any Note is to be paid at our New York office. Interest payable on the Notes will generally be paid by check and mailed to the holders of record as of the close of business on the last Business Day before the related record date. Holders of more than $2,000,000 of Notes may request that their interest be paid by wire transfer. Subject to certain exceptions, interest payable at maturity, redemption or repurchase will be payable to the person to whom principal is payable. Whenever interest is paid, the payment will include interest accrued to, but excluding, the interest payment date or the date of redemption, repurchase or maturity.

     The Indenture does not restrict our ability to enter into any transaction or alter the nature of our business, even if the transaction or alteration would be detrimental to the holders of the Notes. For example, we may incur substantial amounts of debt, pay large dividends to our shareholders or sell our assets to an acquiror without violating the terms of the Indenture. If the transaction involves a "Change of Control," a holder will have the right to require us to repurchase its Notes, in the manner described in "-- Repurchase at Option of Holders Upon a Repurchase Event." Dividends, stock splits and other distributions may result in an adjustment to the conversion price of the Notes.

     The Notes will have no sinking fund. A sinking fund is a custodial or similar account into which regularly scheduled deposits are made for purposes of redeeming or repurchasing of securities.

FORM, DENOMINATION AND REGISTRATION

     The Notes will be issued in definitive, registered form and without coupons. The Notes will be denominated in integral multiples of $1,000.

     Notes may be presented for registration, transfer or exchange at our New York office. We, or our agent, will maintain a registry for the Notes. We will not charge any fee for registration, transfer or exchange of any Notes. We may request reimbursement for taxes incurred by us in connection with any registration, transfer or exchange of Notes. We are not required to register the transfer or exchange of any Note that has been previously surrendered for conversion or redemption. Any Note that has been presented for repurchase following a Repurchase Event may only be registered, transferred or exchanged if the holder delivers a notice of withdrawal to us at our New York office before the close of business on the last business day before the repurchase date.

CONVERSION

     Each holder may convert its Notes, in whole or in part, into our common
stock at a conversion price of $          per share. A Note may be converted at
any time prior to the close of business of the last Business Day before the maturity date. If the Notes are called for redemption, the holder's conversion rights on the called Notes will expire at the close of business of the last business day before the redemption date. Any Note that has been presented for repurchase following a Repurchase Event may only be converted if the holder delivers a notice of withdrawal to our New York registration office prior to the close of business on the last business day before the repurchase date.

     A holder may exercise the right to convert its Notes in denominations of integral multiples of $1,000 by delivering its Notes to our New York office accompanied by a conversion notice in the form required by the Indenture. If the date of conversion occurs on or after a record date, but before the next interest payment date, and we have not called the Notes for redemption, the Notes to be converted and conversion notice must be accompanied by a payment equal to the amount of the interest payable on the next interest payment date. If the principal amount to be converted is not evenly divisible by the conversion price, instead of issuing a fractional share, we will pay a cash adjustment based on the closing market price of the common stock on the last business day before the date of conversion.

     A holder that presents a Note for conversion will not be required to pay any taxes or duties resulting from the issuance of our common stock, but a holder will be required to pay any tax or duty resulting from the issuance of common stock in the name of any person other than the holder.

     The conversion price may be adjusted upon certain events including:

          our issuing common stock or other capital stock as a dividend or distribution to the holders of our common stock;

          our dividing or combining our outstanding shares of common stock into a different number of shares;

          subject to certain exceptions, our issuing to the holders of our common stock options, warrants or other rights to purchase common stock at less than the current market price of the common stock unless the holder of the Notes is entitled to receive the same upon conversion;

          our making a non-cash dividend or distribution to the holders of our common stock unless the holder of the Notes is entitled to receive the same upon conversion;

          our paying a cash dividend or distribution to all holders of our common stock or our repurchasing any shares of our common stock (whether by tender offer or otherwise) in a transaction in which all holders of our common stock are invited to participate if, when aggregated with all other dividends, distributions or repurchases during the prior 12 calendar months for which an adjustment to the conversion price has not been made, the dividend, distribution or repurchase exceeds 7 1/2% of the Company's market capitalization (calculated by multiplying the current market price of its common stock by the number of outstanding shares of common stock, on a fully diluted basis);

     If we implement a stockholders' rights plan that grants rights to the holders of our common stock, the Indenture will require that the plan also allow the holders of Notes to receive the same rights upon conversion of the Notes into common stock, on a share-for-share basis.

     In the event of any reclassification or other change in our common stock, or our consolidation, merger, or combination with or into another entity or a sale or conveyance to another Person of our property and assets as an entirety or substantially as an entirety, that results in the holders of our common stock becoming entitled to receive stock, other securities, cash or other property or assets on or in exchange for their shares of common stock, the holders will generally be entitled to convert their Notes into the type of property or assets that they would have received had the Notes been converted immediately before such event. If the holders of common stock have the right to chose between or among alternative types of property, the holders of Notes will receive the kind and amount of property received per share by a plurality of non-electing shares. All references in this Description of Notes to "common stock" in the context of any holder's right to convert, should be construed to mean either our common stock or the other property into which the Note is convertible.

     The holders of Notes may, in certain circumstances, be deemed to have received a distribution or dividend subject to United States income tax as a result of an adjustment (or the nonoccurrence of an adjustment) to the conversion price. See "Certain Federal Income Tax Considerations."

     We will be permitted to reduce the conversion price of the Notes for certain periods of time, if our Board of Directors deems it advisable. Any such reduction shall be effective for not less than 20 days. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event. We will be required to give at least 15 days prior notice of any such reduction.

     No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least 1%. Any adjustment not made will be taken into account in subsequent adjustments.

OPTIONAL REDEMPTION BY US

     On or after           , 2002, we may elect to redeem all or part of the
Notes. We will not be allowed to redeem the Notes prior to           , 2002.
Partial redemptions must be in integral multiples of $1000. We will provide the holders at least 30 but not more than 60 days notice of our intent to redeem.

     If we elect to redeem the Notes the redemption price will be as follows, expressed as a percentage of the principal amount of the Notes to be redeemed:

                    REDEMPTION DATE                      REDEMPTION PRICE
                    ---------------                      ----------------
From           , 2002 through
            , 2003.....................................                 %
From           , 2003 through
            , 2004.....................................                 %

     We will also pay accrued interest through the date of redemption. If a redemption date occurs on an interest payment date, the interest will be payable to the holder of record as of the record date, otherwise interest will be paid to the party to whom the principal is being paid.

     In the event of a partial redemption, the trustee will select the Notes to be redeemed on a pro rata basis or by any other method that the trustee considers fair and appropriate. Partial redemptions of any Note must be in integral multiples of $1,000. A new Note will be issued having a principal amount equal to the unredeemed principal portion of the old

Note. In the event that a holder partially converts a Note that has been called for a partial redemption, the conversion shall first reduce the portion of the Note called for redemption.

     In addition, the Company may at any time or from time to time repurchase the Notes in the open market or in a private transaction. Notes repurchased by the Company will be canceled.

REPURCHASE AT OPTION OF HOLDERS UPON A REPURCHASE EVENT

     If a Repurchase Event occurs, each holder shall have the right to require us to repurchase all or part of its Notes on the 40th calendar day after the date that we mail a notice of repurchase to the holders. The purchase price will be 100% of the principal amount of the Notes. We will also pay accrued interest to, but excluding, the repurchase date. If a repurchase date occurs on an interest payment date, the interest becoming due on the interest payment date will be payable to the holder of record on the Record Date, which will satisfy our obligation to otherwise pay interest in connection with the repurchase.

     We are required to mail a notice to each holder of record within 15 calendar days after the occurrence of a Repurchase Event. The notice must describe the Repurchase Event, the holder's right to elect repurchase of the Notes and the repurchase date. We must deliver a copy of the notice to the Trustee and cause a copy, or a summary of the notice, to be published in a newspaper of general circulation in the City of New York. A holder may exercise its repurchase rights by delivering written notice to us and the Trustee indicating that the holder has elected to exercise its repurchase rights. The notice is to be accompanied by the Notes endorsed for transfer to us. The exercise notice is to be delivered to us on or before the close of business on the 39th calendar day after the date the repurchase notice is mailed.

     The Indenture includes the following defined terms relating to the repurchase of Notes:

          "Change in Control" will be deemed to have occurred when (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 45% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock") other than any such holding by the Company, any subsidiary of the Company or any employee benefit plan of the Company or directly or indirectly by Dr. Bryan Zwan or any person or entity controlled by Dr. Bryan Zwan; (ii) approval by stockholders of the Company of any plan or proposal for the liquidation, dissolution or winding up of the Company; (iii) the Company
     (A) consolidates with or merges into any other corporation or any other corporation merges into the Company, and in the case of any such transaction, the outstanding common stock of the Company is changed or exchanged into or for other assets or securities as a result, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, more than 45% of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction or (B) conveys, transfers or leases all or substantially all of its assets to any person; (iv) any time Continuing Directors (as defined) do not constitute a majority of the

     Board of Directors of the Company (or, if applicable, a successor corporation to the Company); or (v) Dr. Bryan Zwan (together with any person or entity controlled by Dr. Bryan Zwan) ceases to own at least 40% of the combined voting power of the outstanding voting securities of the corporation; provided that a Change in Control shall not be deemed to have occurred if either (x) the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to 105% of the conversion price in effect on such day or (y) in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares) in such merger or consolidation constituting the Change in Control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change in Control) and as a result of such transaction or transactions the Notes become convertible solely into such common stock.

          "Continuing Director" means at any date a member of the Company's Board of Directors (i) who was a member of such board on the date of this prospectus or (ii) who was nominated or elected by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or by the nominating committee comprised of independent directors of the Company.

          "Repurchase Event" means a Change in Control or a Termination of Trading.

          A "Termination of Trading" shall have occurred if our Common Stock (as defined in the Indenture or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

     If the phrase "all or substantially all" used in the definition of Change in Control were to be interpreted, the interpretation would likely depend on the facts and circumstances existing at such time. As a result, there may be uncertainty as to whether or not a sale or transfer of "all or substantially all" of our assets has occurred.

     In the event that we are required to repurchase the Notes, there can be no assurances that we will have sufficient funds to pay the repurchase price. A Repurchase Event may result in a default (directly or by way of a cross-default provision) under one or more agreements governing our Senior Indebtedness. In such a circumstance, the subordination provisions contained in the Indenture may prevent us from making any payment on the Notes, including a payment of the repurchase price, unless we first obtained the consent of the holders of defaulted Senior Indebtedness or repaid the Senior Indebtedness in full.

     The holders' right to require us to repurchase Notes as a result of a Repurchase Event may have the effect of delaying, deferring or preventing a Change of Control or other attempt to acquire control of us. Consequently, the right may render more difficult a merger, consolidation or tender offer, or an assumption of control by a holder of a large block of our shares and the removal of incumbent management. The Change of Control repurchase feature is a result of negotiations between us and the Underwriters and is not the result of our knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by us to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future.

     Rule 13e-4 under the Exchange Act requires the distribution of certain information to security holders in the event of certain issuer tender offers and may apply in the event of a repurchase. We will comply with this rule to the extent applicable.

SUBORDINATION

     All payments under the Notes are, to the extent provided in the Indenture, subordinate to the prior payment in full of Senior Indebtedness. The subordination provisions apply to existing Senior Indebtedness as well as Senior Indebtedness incurred after the date of this prospectus. Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization of us, the payments on the Notes will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Moreover, if the Notes are accelerated following an Event of Default (as defined), the holders of any Senior Indebtedness then outstanding will be entitled to payment in full before the holders of the Notes are entitled to receive any payment on the Notes. However, the obligations of the Company to make payments with respect to the Notes will not otherwise be affected.

     In addition, the subordination provisions will prevent us from making any payments on the Notes if:

          we fail to pay any payment of principal, interest, premium, or other obligation, if any, due on any Senior Indebtedness beyond the applicable grace period; or

          any other default occurs and is continuing under any Senior Indebtedness that permits holders of the Senior Indebtedness to accelerate the maturity of any Senior Indebtedness and any holders of more than $1,000,000 aggregate principal amount of Senior Indebtedness (or their representative) send the Trustee and us a notice of such default (a "Payment Blockage Notice").

     We may resume making payments on the Notes once the default on the Senior Indebtedness is cured or waived or otherwise ceases to exist. We may also resume making payment (including all payments which were scheduled to be due during such period of payment blockage) on the Notes following a non-payment default regardless of whether it has been waived or cured, 179 days after the date on which the applicable Payment Blockage Notice is received. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless:

          365 days have elapsed since our receipt of the prior Payment Blockage Notice, and all scheduled payments of principal and interest due and owing on the Notes have been paid in full, or, if not paid in full, neither the Trustee nor any of the holders of Notes has begun proceedings to enforce the right of the holders to receive such payments.

     No default that existed on any Senior Indebtedness on the date of delivery of any Payment Blockage Notice may be the basis for a subsequent Payment Blockage Notice.

     The issuance of junior securities upon conversion of the Notes, or otherwise in satisfaction of any obligations of the Company on the Notes or in exchange therefor, shall not constitute a payment on the Notes for purposes of the subordination provisions. The term "junior securities" shall mean any securities that are subordinated to Senor Indebtedness at least to the same extent as the Notes are so subordinated and that are not secured by any collateral.

     The Indenture defines "Senior Indebtedness" as follows:

          The term "Senior Indebtedness" means the principal of, premium, if any, interest on (including any interest accruing after the filing of a petition by or against the Company under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), and any other fee, cost, expense or payment due pursuant to, any of the following, whether outstanding on the date of the Indenture or thereafter incurred, created: (a) all indebtedness of the Company for money borrowed that is evidenced by notes, debentures, bonds or other securities (including, but not limited to, those which are convertible or exchangeable for securities of the Company); (b) all indebtedness of the Company due and owing with respect to letters of credit (including, but not limited to, reimbursement obligations with respect thereto); (c) all indebtedness or other obligations of the Company due and owing with respect to interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts and other similar agreements and arrangements; (d) all indebtedness consisting of commitment or standby fees due and payable to lending institutions with respect to credit facilities or letters of credit available to the Company; (e) all obligations of the Company under leases required or permitted to be capitalized under generally accepted accounting principles; (f) all obligations of the Company evidenced by a note or similar instrument or written agreement given in connection with the acquisition of any business, properties or assets, including securities; (g) all indebtedness or obligations of others of the kinds described in any of the preceding clauses (a), (b), (c), (d), (e) or (f) assumed by or guaranteed in any manner by the Company or in effect guaranteed (directly or indirectly) by the Company through an agreement to purchase, contingent or otherwise, and all obligations of the Company under any such guarantee or other arrangements; (g) all renewals, extensions, refundings, deferrals, amendments or modifications of indebtedness or obligations of the kinds described in any of the preceding clauses (a), (b), (c), (d), (e), (f) or
     (g) unless in the case of any particular indebtedness, obligation, renewal, extension, refunding, amendment, modification or supplement, the instrument or other document creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, renewal, extension, refunding, amendment, modification or supplement is subordinate to, or is not senior to, or is pari passu with, the Notes; provided that Senior Indebtedness shall not include (i) any indebtedness of any kind of the Company to any subsidiary of the Company, a majority of the voting stock of which is owned, directly or indirectly, by the Company, (ii) indebtedness for trade payables or constituting the deferred purchase price of assets or services incurred in the ordinary course of business, (iii) the Notes, or (iv) any Indebtedness incurred after the date of the Indenture for which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) does not expressly provide that such Senior Indebtedness shall be "Senior Indebtedness" for purposes of the Indenture.

     If the Trustee or any holder of Notes receives any payment or distribution of our assets of any kind on the Notes in contravention of any of the terms of the Indenture, then such payment or distribution will be held by the recipient in trust for the benefit of the holders of Senior Indebtedness, and will be immediately paid or delivered to the holders of Senior Indebtedness or their representative or representatives.

     We are the sole obligor on the Notes. If, in the future, a significant portion of our consolidated operations is conducted through subsidiaries, the cash flow and our ability to service our debt may be dependent upon the earnings of such subsidiaries and the distribution of those earnings to us. Each subsidiary will be a separate legal entity, will not be required to guaranty our obligations with respect to the Notes and will have no obligation to pay any amounts due on the Notes or to make any funds available for payment on the Notes. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions. Our right to receive assets of any of our subsidiaries upon its liquidation or reorganization will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors and even if those claims do not include "senior indebtedness" of that subsidiary) and that subsidiary's preferred stockholders.

     The Indenture will not prevent us from incurring additional indebtedness, including Senior Indebtedness. As of December 31, 1998, we had approximately $0.4 million of outstanding Indebtedness which is expected to be Senior Indebtedness.

     The subordination provisions of the Indenture and the Notes will not prevent the occurrence of any default or Event of Default or limit the rights of any holder of Notes to pursue any other rights or remedies with respect to the Notes.

     As a result of the subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceedings, holders of the Notes may receive less than other creditors (on a ratable basis).

EVENTS OF DEFAULT AND REMEDIES

     The following events will be included as "Events of Default" in the
Indenture:

          our failure to pay the principal of, or premium, if any, on any of the Notes when due;

          our failure to pay interest on the Notes when due if such failure continues for 30 days;

          our failure to perform any covenant in the Indenture if such failure continues for 60 days after notice is given by the Trustee or by the holders of not less than 25% of the aggregate principal amount of the Notes;

          our failure following a Repurchase Event to repurchase any Notes that have been presented for repurchase in accordance with the Indenture;

          our failure to provide timely notice of a Repurchase Event;

          our failure to convert any Notes into common stock when required;

          our failure or the failure of any of our Significant Subsidiaries to make any payments on any Indebtedness (other than the Notes) following the passing of any applicable grace periods, in an amount in excess of $1,000,000 and such amount has not been paid or discharged within 30 days after notice is given in accordance with the Indenture;

          a default by us or any of our Significant Subsidiaries on any Indebtedness (other than the Notes) that results in the acceleration of Indebtedness in an amount in excess of $1,000,000 and such Indebtedness or such acceleration has not been discharged for 30 days after notice is given in accordance with the Indenture; or

          certain events involving bankruptcy, insolvency or reorganization of us or any of our Significant Subsidiaries.

     The Trustee will be generally required, within 90 days after its becoming aware of a default, to provide the registered holders of the Notes written notice of such default. Except in the case of a payment default, the Trustee will not be required to deliver a notice of default if it determines in good faith that withholding such notice is in the best interest of the holders of the Notes.

     If an Event of Default has occurred and is continuing, the Trustee, or the holders of not less than 25% of the aggregate principal amount of the Notes, may declare all amounts outstanding on the Notes to be immediately due and payable. Defaults may be waived by the holders of a majority of the aggregate principal amount of the Notes. If an Event of Default occurs resulting from the bankruptcy, insolvency or reorganization of us or any of our Significant Subsidiaries, all unpaid principal of and accrued interest on the outstanding Notes would become due and payable immediately without any declaration or other act on the part of the Trustee or holders of Notes.

     The Indenture will generally provide that the holders of a majority of the aggregate principal amount of the Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain limitations. Before proceeding to exercise any right or power under the Indenture at the direction of the holders, the Trustee will be entitled to receive from such holders reasonable security or indemnity against any costs, expenses and liabilities that it might incur as a result. Following an Event of Default for nonpayment, each holder to which such default pertains will have the absolute right to institute suit to enforce payment of any Notes held by it.

     Generally, the holders of not less than a majority principal amount of the Notes may on behalf of the holders of all Notes waive any default or Event of Default. The consent of all affiliated holders will be required to waive any default and Events of Default relating to a failure to make payment on any Note, convert any Note into common stock or to comply with any of the provisions of the Indenture that would require the consent of affected holders to modify.

     Within 120 days of the end of each fiscal year, we will be required to send the Trustee a statement of certain of our officers:

          stating whether or not to the best of their knowledge we are out of compliance with any terms of the Indenture or the Notes; and

          specifying, if any of them has any such knowledge that we are out of compliance, the nature of the default.

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

     We are also required, if certain of our officers obtain knowledge that we are out of compliance with the terms of the Indenture or the Notes, to deliver to the Trustee a statement specifying the nature of the default and the action we have taken, are taking or proposes to take to cure the default.

CONSOLIDATION, MERGER OR SALE OF ASSETS

     The Indenture provides that we may not, directly or indirectly, consolidate or merge with or into another Person or sell, lease, convey or transfer all or substantially all of our assets, whether in a single transaction or a series of related transactions, to another Person or group of affiliated persons, unless, if we are not the resulting, surviving or transferee entity, such entity:

             is a corporation or other business entity organized under the laws of the United States, any state thereof or the District of Columbia; and

             expressly assumes all of our obligations under the Notes and the Indenture;

          no default or Event of Default shall exist or shall occur immediately after giving effect to such transaction; and

          certain other conditions are satisfied.

MODIFICATIONS OF THE INDENTURE

     The Indenture generally allows the Trustee and us, with the consent of the holders of not less than a majority of the aggregate principal amount of the Notes, to modify the Indenture, any supplemental indenture or the Notes. The following modifications require the consent of each affected holder:

          an extension of the maturity of any Note;

          a reduction in the rate or an extension of the time or payment of interest on any Note;

          a reduction in the principal amount of any Note;

          a reduction in any amount payable upon redemption or repurchase of any Note;

          any modification, to our obligation to repurchase any Note upon the happening of a Repurchase Event if adverse to any holder of Notes;

          any modification that impairs or adversely affects the right of any holder to institute suit for the payment of any Note;

          any change in currency in which any Note is payable;

          any modification, to the right of the holders to convert the Notes into common stock if adverse to any holder of Notes; or

          any modification of the subordination provisions that adversely affects the holders of the Notes.

Any change to the provisions of the Indenture relating to modifications and amendments will require the consent of the holders of all Notes.

SATISFACTION AND DISCHARGE

     We may discharge our obligations under the Indenture while Notes remain outstanding if:

          all Notes are within one year of their scheduled maturity or the date on which they are scheduled for redemption; and

          we have deposited with the Trustee an amount sufficient to pay all outstanding Notes on their scheduled maturity or the date scheduled for redemption.

GOVERNING LAW

     The Indenture and the Notes will be governed by the laws of the State of New York.

CONCERNING THE TRUSTEE

                    , the trustee under the Indenture, has been appointed by us as the initial paying agent, conversion agent, registrar and custodian with regard to the Notes. We may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business.

     If the trustee becomes a creditor of us, the Indenture and the Trust Indenture Act of 1939, as amended (the "TIA"), may limit the right of the Trustee to obtain payment on, or to realize on any provided as security for, its claims. If the Trustee develops any conflicting interest (as described in the TIA) with the holders of Notes or us, it must eliminate the conflict or resign.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 20,000,000 shares of preferred stock, $.0001 par value, issuable in series and 200,000,000 shares of common stock, $.0001 par value. The following statements are brief summaries of certain provisions relating to our capital stock contained in our Certificate of Incorporation and Bylaws and in the laws of Delaware.

COMMON STOCK

     Our authorized common stock consists of 200,000,000 shares, $.0001 par value, of which 26,558,766 shares are issued and outstanding as of the date of this prospectus. The issued and outstanding shares of common stock are fully paid and non-assessable. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. As of the date of this prospectus, there are 200 holders of record of our common stock. Each share of our common stock is entitled to equal dividend rights and to equal rights in our assets available for distribution to holders of common stock upon liquidation, subject to the rights of outstanding series of preferred stock. Our Certificate of Incorporation and Bylaws do not provide for preemptive rights of the holders of our common stock. The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company. Its telephone number is 212-936-5100.

PREFERRED STOCK

     Our board of directors may, without further action by our stockholders, from time to time direct the issuance of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. See "Dividend Policy." Also, holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Digital Lightwave before any payment is made to the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by our stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting powers of the holders of common stock, including the loss of voting control to others. No shares of preferred stock have been issued.

CERTAIN VOTING PROVISIONS

     Stockholders' rights and related matters are governed by Delaware corporate law, our Certificate of Incorporation and our Bylaws. Certain provisions of our Certificate of Incorporation and Bylaws which are summarized below may affect potential changes in control, may make it more difficult to acquire and exercise control and may make changes in management more difficult to accomplish.

     Article Eight of our Certificate of Incorporation contains provisions (the "Fair Price Provisions") which require the approval (an "Unaffiliated 70% Vote") of the holders of 70% of those shares that are not beneficially owned or controlled by a stockholder who owns directly or indirectly 10% or more of our outstanding voting shares (a "Related Person"), defined to exclude our sole incorporator Bryan J. Zwan, or his affiliates, as a condition to specified business combinations (the "Business Combinations") with or proposed by any Related Person, except where the transaction (1) has been approved by two-thirds of the directors who are not affiliated with the Related Person (the "Continuing Directors") or (2) meets certain minimum price criteria and procedural conditions. If the Business Combination satisfies either of these criteria, the usual requirements of applicable law, regulations and other provisions of the Certificate of Incorporation would apply.

     A Business Combination includes, among others, the following: (1) a merger or consolidation of us or any of our subsidiaries with a Related Person; (2) the sale, lease, mortgage or other disposition by us or any of our subsidiaries of assets worth more than a specified amount to a Related Person; (3) the sale, lease or mortgage to us or any of our subsidiaries of all or more than a specified amount of the assets of a Related Person or its affiliates; (4) the issuance, pledge or transfer of stock or other of our securities or the securities of any of our subsidiaries to a Related Person in exchange for cash or property worth more than a specified amount, unless such person is acting as an underwriter with respect to such securities; (5) the adoption of any plan or proposal to liquidate or dissolve us that is proposed by a Related Person; (6) any reclassification of securities, recapitalization or other transaction which has the direct or indirect effect of increasing the voting power or proportionate share of our or any of our subsidiaries' outstanding stock (or of any class or series of stock) owned by a Related Person; (7) any agreement, contract or other arrangement providing directly or indirectly for any of the foregoing; or (8) any series of transactions that not less than two-thirds of the Continuing Directors determine are related and, if taken together, would constitute a Business Combination.

     The Fair Price Provisions require the consideration to be paid to our stockholders in a Business Combination not approved by either two-thirds of the Continuing Directors or an Unaffiliated 70% Vote to be either cash or the same type of consideration paid by the Related Person in acquiring our voting stock that we previously acquired. The fair market value of any consideration other than cash or publicly traded securities would be determined by a majority of the Continuing Directors. The Fair Price Provisions require the Related Person to meet the minimum price criteria with respect to each class or series of common or preferred stock, whether or not the Related Person owned shares of that class or series prior to proposing the Business Combination.

     Candidates for directors shall be nominated only by the board of directors or by a stockholder who gives us written notice at least 120 days but not more than 180 days before the annual meeting. We may have one to nine directors as determined from time to time by the board of directors. The board of directors currently consists of four members. Messrs. Hamilton and Seifert have agreed to serve as our directors following the offering. Between stockholders' meetings, the board of directors may appoint new directors to fill vacancies or newly created directorships. A director may be removed from office only for cause and only by the affirmative vote of at least 70% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors.

     The Certificate of Incorporation further provides that stockholder action must be taken at a meeting of stockholders and may not be effected by any consent in writing unless approved by a vote of two-thirds of the Continuing Directors. Special meetings of stockholders may be called only by the President or by a majority of the board of directors. If a stockholder wishes to propose an agenda item for consideration, he must give a brief description of each item and notice to us not less than 120 nor more than 180 days prior to the meeting. Stockholders will need to present their proposals or director nominations in advance of the time they receive notice of the meeting since our Bylaws provide that notice of a stockholders' meeting must be given not less than ten or more than 60 days prior to the meeting date.

     The Certificate of Incorporation generally provides further that the foregoing provisions of the Certificate of Incorporation and Bylaws may be amended or repealed by the stockholders only with the affirmative vote of at least 70% of the shares entitled to vote generally in the election of directors voting together as a single class unless two-thirds of the Continuing Directors approve the changes in which event a majority vote would be sufficient. These provisions exceed the usual majority vote requirement of Delaware law and are intended to prevent the holders of less than 70% of the voting power from circumventing the foregoing terms by amending the Certificate of Incorporation or Bylaws. These provisions, however, enable the holders of more than 30% of the voting power to prevent amendments to the Certificate of Incorporation or Bylaws even if they are approved by the holders of a majority of the voting power.

     The effect of such provisions of our Certificate of incorporation and Bylaws may be to make more difficult the accomplishment of a merger or other takeover or change in control. To the extent that these provisions have this effect, removal of our incumbent Board of Directors and management may be rendered more difficult. Furthermore, these provisions may make it more difficult for stockholders to participate in a tender or exchange offer for common stock and in so doing may diminish the market value of common stock. We are not aware of any proposed takeover attempt or any proposed attempt to acquire a large block of common stock.

CHANGE OF CONTROL PROVISIONS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more the corporation's outstanding voting stock without the prior approval of the corporation's board of directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of Section 203.

WARRANTS

     There are currently warrants outstanding to purchase up to 550,000 shares of common stock. These warrants were issued in connection with the sale by Digital Lightwave of $3 million of its 9% Secured Bridge Notes due January 17, 2000. The warrants were exercisable immediately, have an exercise price of $2.75 per share of common stock and have a term of five years. We have agreed to register the warrants and the shares of common stock issuable upon exercise thereof.

REGISTRATION RIGHTS

     We have agreed to register the warrants and the 550,000 shares of common stock issuable upon exercise thereof promptly following the issuance thereof but in any event within 180 days thereafter. Simultaneously with the filing of the registration statement of which this prospectus is a part, we filed a registration statement with the Securities and Exchange Commission to register the warrants and the warrant shares.

PERSONAL LIABILITY OF DIRECTORS

     Delaware law authorizes a Delaware corporation to eliminate or limit the personal liability of a director to the corporation and its stockholders for monetary damages for breach of certain fiduciary duties as a director. We believe that such a provision is beneficial in attracting and retaining qualified directors, and accordingly the Certificate of Incorporation includes a provision eliminating liability for monetary damages for any breach of fiduciary duty as a director, except as provided under Delaware law. Pursuant to Delaware law, our directors are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action was taken in the best interest of the corporation), or for certain other claims. The foregoing provisions of the Certificate of Incorporation may reduce the likelihood of success of derivative litigation against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. Furthermore, we intend to enter into indemnity agreements with present and future officers and directors for the indemnification of and the advancing of expenses to such persons to the full extent permitted by law.

                        SHARES ELIGIBLE FOR FUTURE SALE

     As of March 31, 1999, we had outstanding 26,558,766 shares of common stock. Of these shares, 6,558,766 are eligible for sale in the public market without restriction. The remaining 20,000,000 shares of common stock are held by Dr. Zwan, our chairman. As our "affiliate" (as defined under Rule 144 under the Securities Act of 1933), Dr. Zwan may only sell his shares of common stock in the public market in compliance with the volume limitations of Rule 144. In addition, we expect to issue up to 1,800,000 shares of common stock in connection with the settlement of certain litigation against us all of which will be freely transferable upon issuance. Further, there are currently warrants outstanding to purchase up to 550,000 shares of common stock. These warrants were issued in connection with the sale by Digital Lightwave of its 9% Secured Bridge Notes Due January 17, 2000. The warrants were exercisable immediately, have an exercise price of $2.75 per share of common stock and have a term of five years. Digital Lightwave has agreed to register the warrants and shares of common stock issuable upon exercise thereof.

     We and all our directors and executive officers have agreed with the Underwriter not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the effective date of the registration statement covering the Notes without the prior written consent of the Underwriter. See "Underwriting."

     In general, under Rule 144, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least one year (including the holding period of certain prior owners), will be entitled to sell in "brokers' transactions" or to market makers, a number of Restricted Shares that does not exceed the greater of (1) 1% of the then outstanding shares of common stock or (2) the average weekly trading volume in the common stock during the four calendar weeks immediately preceding such sale, subject, generally, to the filing of a Form 144 with respect to such sales and certain other limitations and restrictions. In addition, a person (or person whose shares are aggregated), who is not deemed to have been an Affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned the Restricted Shares proposed to be sold for at least two years (including the holding period of any prior owner other than an Affiliate), is entitled to sell such shares under Rule 144(k) without regard to the limitations described above. Further, Rule 144A under the Securities Act permits the immediate sale of restricted shares to certain qualified institutional buyers without regard to the volume restrictions described above.

     We have filed a registration statement on Form S-8 covering the shares that have been reserved for issuance under the 1996 Stock Option Plan and the 1997 Stock Purchase Plan, thus permitting the resale of such shares in the public market.

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

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the Notes and of common stock into which Notes may be converted, but is not a complete analysis of all potential tax considerations. This summary is based on laws, regulations, rulings and decisions now in effect, which may change in the future. It relates only to those of you who will hold Notes and common stock into which Notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code) and does not address particular tax considerations or circumstances. You may be subject to special tax rules if you are:

     - subject to the alternative minimum tax;

     - a bank;

     - a tax-exempt organization;

     - an insurance company;

     - a foreign person or entity (except to the extent specifically set forth below);

     - a dealer in securities or currencies;

     - holding Notes as a position in a hedging transaction, "straddle" or "conversion transaction;" or

     - deemed to sell Notes or common stock under the constructive sale provision of the Internal Revenue Code.

     This summary discusses the tax considerations applicable to those of you who are the initial purchasers of the Notes and who purchase the Notes at their "issue price" as defined in Section 1273 of the Internal Revenue Code. It does not discuss the tax considerations applicable to subsequent purchasers of the Notes. We have not sought any ruling from the IRS or an opinion of counsel with respect to the statements we make and the conclusions we reach in the following summary, and we are not sure that the IRS will agree with our statements and conclusions. The IRS may successfully adopt a contrary position. Our summary does not consider the effect of the federal estate or gift tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction.

     Those of you considering the purchase of Notes should consult your own tax advisors with respect to the application of the United States Federal Income Tax Laws to your particular situation as well as any tax consequences arising under the Federal estate or gift tax rules, under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

TAXATION OF INTEREST

     Interest paid on the Notes will be included in your income as ordinary income at the time it is treated as received or accrued, in accordance with your regular method of tax accounting. If there is a Repurchase Event, as defined in "Description of Notes -- Repurchase at Option of Holders Upon a Repurchase Event," we may be required to pay additional interest on the Notes. Those payments will result in the recognition of additional interest or original issue discount income with respect to the Notes. According to Treasury Regulations, the possibility of an additional payment on a Note will not affect the amount of interest or original issue discount income you recognize (or the timing of your recognition) if the likelihood of the additional payment, as of the date the Notes are issued, is remote. We believe that the likelihood of a Repurchase Event occurring is remote and do not intend to treat the possibility of one occurring as affecting the yield to maturity of any Note. The IRS may not agree with us.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

     When you sell or exchange the Note or the Note is redeemed, you will generally recognize capital gain or loss equal to the difference between:

     - the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in your taxable income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further taxable income); and

     - your adjusted tax basis in the Note.

     Your adjusted tax basis in a Note generally will equal the amount you paid for the Note. Capital gain or loss will be long-term capital gain or loss if your holding period for the Note is more than one year at the time of sale, exchange or redemption.

CONVERSION OF THE NOTES

     You will generally not recognize any income, gain or loss upon conversion of a Note into common stock except to the extent the common stock is considered attributable to accrued interest not previously included in your taxable income (which is taxable as ordinary income) or with respect to cash received in lieu of a fractional share of common stock. Your tax basis in the common stock received on conversion of a Note will be the same as your adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period of the common stock received on conversion will generally include the holding period of the converted Note. However, your tax basis in shares of common stock considered attributable to any accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the date of conversion.

     Cash you receive in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, cash you receive in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share).

DIVIDENDS

     Any dividends you are paid on the common stock after a conversion generally will be included in your taxable income as ordinary income to the extent of our current or accumulated earnings and profits. You may, in certain circumstances, be deemed to have received constructive distributions if the conversion ratio of the Notes is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of your interest as a holder of the debt instrument will generally not be considered to result in a constructive distribution. Certain of the possible adjustments provided in the Notes (including, without limitation, adjustments in respect to taxable dividends to our stockholders) will not qualify as being pursuant to bona fide reasonable adjustment formula. If such adjustments are made, you, as a Note holder, might be deemed to have received constructive distributions taxable as dividends even though you have not received any cash or property as a result of the adjustments. In certain circumstances, the failure of the Notes to provide for such an adjustment may result in taxable dividend income to the holders of common stock.

SALE OF COMMON STOCK

     Upon the sale or exchange of common stock, you will generally recognize capital gain or loss equal to the difference between:

     - the amount of cash and the fair market value of any property you receive upon the sale or exchange; and

     - your adjusted tax basis in the common stock.

     Capital gain or loss will be long-term capital gain or loss if your holding period in common stock is more than one year at the time of the sale or exchange. Your basis and holding period in common stock received upon conversion of a Note are determined as discussed above under "Conversion of the Notes."

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Note, payments of dividends on common stock, payments of the proceeds of the sale of a Note and payments of the proceeds of the sale of common stock. A 31% backup withholding tax may apply to some or all of such payments unless you:

     - certify that you are a corporation, a "United States Alien Holder" (as defined below) that is not engaged in a United States trade or business, or come within certain other exempt categories and when required demonstrate this fact; or

     - provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from your payment will be allowed as a credit against your United States federal income tax and may entitle you to a refund, provided that you furnish required information to the IRS.

SPECIAL TAX RULES APPLICABLE TO FOREIGN HOLDERS

     For purposes of the following discussion, a "United States Alien Holder" is any holder who, for United States federal income tax purposes, is:

     - a foreign corporation,

     - a foreign partnership,

     - a nonresident alien individual,

     - an estate, other than an estate the income of which is includible in income for United States federal income tax purposes regardless of its source; or

     - a trust other than a trust with respect to which a court within the United States is able to exercise primary supervision over the administration of the trust, and with respect to which one or more United States persons have the authority to control all substantial decisions of the trust.

     If you are a United States Alien Holder, payments of interest on the Notes will not be subject to United States federal withholding tax provided that:

     - you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

     - you are not a "controlled foreign corporation" (within the meaning of the Internal Revenue Code) that is related to us through stock ownership;

     - either (1) you, under penalty of perjury, provide us or our agent with your name and address and certify that you are not a United States person or (2) a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") certifies to us or our agent, under penalties of perjury, that such a statement has been received from you by it or another financial institution and furnishes to us or our agent a copy thereof; and

     - the Notes are in registered form.

     If you are a United States Alien Holder, you will generally not be subject to United States federal income or withholding tax on gain realized on the sale or exchange of Notes or common stock unless:

     - subject to certain exceptions, you are an individual who was present in the United States for 183 days or more during the taxable year and to whom such gain is, under applicable tax rules, considered to be from United States sources;

     - the gain is effectively connected with the conduct of your trade or business in the United States or, in the case of certain residents of countries which have an income tax treaty in force with the United States, attributable to a "permanent establishment" (or, in the case of an individual, a "fixed base") in the United States as such terms are defined in the applicable treaty;

     - you are subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates (including certain former citizens or residents of the United States); or

     - we are or have been a "United States real property holding corporation" at any time within the shorter of the five-year period preceding the disposition or your holding period. We do not believe that we are currently a "United States real property holding corporation," or that we will become one in the future.

     If you are a United States Alien Holder, income you receive in the form of interest on Notes or dividends on common stock will be subject to a United States federal withholding tax at a 30% rate upon the actual payment of the dividends or interest, except as described above with respect to the payment of interest and except where an applicable tax treaty provides for the reduction or elimination of the withholding tax. You will generally be taxed, however, in the same manner as a United States corporation or resident with respect to such income if it is effectively connected with the conduct of a trade or business in the United States or, in the case of certain residents of countries which have an income tax treaty in force with the United States, attributable to a "permanent establishment" (or, in the case of an individual, a "fixed base") in the United States as such terms are defined in the applicable treaty. Such effectively connected income or income attributable to a permanent establishment received by a United States Alien Holder which is a corporation may in certain circumstances be subject to an additional "branch profits tax" at a 30% rate or if applicable, a lower treaty rate.

     If you are a United States Alien Holder, dividends paid to you that are subject to the withholding tax described above will generally be exempt from United States backup withholding tax but will be subject to certain information reporting. Backup withholding generally will not apply to payments of interest made to you if the certification described above under "Information Reporting and Backup Withholding Tax" is received, but will be subject to certain information reporting. Payment of the proceeds of the sale of Notes or common stock to or through a United States office of a broker will be subject to information reporting and possible backup withholding at a rate of 31% unless you certify your non-United States status under penalties of perjury or otherwise establish an exemption and the broker does not have actual knowledge that such certification is false or the exemption is otherwise not applicable. Payment of the proceeds of the sale of Notes or common stock to or through a foreign office of a broker generally will not be subject to backup withholding tax. In the case of the payment of proceeds from the disposition of Notes or common stock through a foreign office of a broker that is:

     - a United States person;

     - a "controlled foreign corporation" for United States federal income tax purposes; or

     - a foreign person 50% or more of whose gross income from all sources for a specified period is derived from activities that are effectively connected with the conduct of a United States trade or business, information reporting is required on the payment unless the broker has documentary evidence in its files that the owner is a non-United States person and the broker has no actual knowledge to the contrary or unless another exemption is established. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a United States person. Our payments of principal on the Notes may in certain circumstances be required to be reported to the IRS. Any amounts withheld under the backup withholding rules from a payment to you as a United States Alien Holder will be allowed as a refund or a credit against your United States Federal income tax, provided that you furnish the required information to the IRS.

Copies of any information reports made to the IRS may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

     Recently issued Treasury Regulations that are generally effective on and after January 1, 2000 (the "Withholding Regulations") change the rules listed above in certain respects. You should consult your tax advisor with respect to such changes and their impact on your particular situation.

     THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR UNITED STATES FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES AND COMMON STOCK. YOU SHOULD ALSO CONSULT A TAX ADVISOR AS TO THE UNITED STATES ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES AND COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                                  UNDERWRITING

     Each underwriter has agreed to purchase from us Notes in an aggregate principal amount indicated below opposite each underwriter's name. The purchase price will be the public offering price less the underwriting discount. The underwriting discount is set forth on the cover page of this prospectus. The purchase will be made on the terms and conditions contained in an Underwriting
Agreement dated as of           , 1999 between Digital Lightwave and the
underwriters. The obligation of the underwriters to purchase the Notes will be subject to the conditions precedent described in the Underwriting Agreement. The underwriters have agreed to purchase all the Notes, if any are to be purchased. If an underwriter fails to purchase its allocated share, no other underwriter will have an obligation to purchase the Notes on behalf of such underwriter.

                                                              PRINCIPAL AMOUNT OF
UNDERWRITERS                                                      DEBENTURES
------------                                                  -------------------
C.E. Unterberg, Towbin......................................      $20,000,000

                                                                  -----------
  Total.....................................................      $20,000,000
                                                                  ===========

     The underwriters may change the offering price or the sales terms following the initial offering. The Notes are offered subject to receipt and acceptance by the underwriters.

     We have granted an option to the underwriters to purchase additional Notes up to an aggregate principal amount of $3,000,000, at the initial offering price less the underwriting discount shown on the cover page of this prospectus. This option expires on the close of business on the 30th day following the date of this prospectus. The underwriters may only exercise this option to cover over-allotments in connection with the sale of the Notes. In the event that the underwriters exercise their over-allotment option, each underwriter has agreed to purchase additional Notes in approximately the same proportions as the original purchase of Notes by the underwriters under this prospectus.

     The following table summarizes the compensation to be paid by us to the underwriters.

                                                                       Total
                                                          -------------------------------
                                                             Without            With
                                             Per $1,000   Over-allotment   Over-allotment
                                             ----------   --------------   --------------
Underwriting discounts and commissions.....

                                                              Warrants(1)
                                                              -----------
Other Underwriter compensation..............................

-------------------------

(1) Includes warrants to purchase up to        shares of common stock,
    exercisable at $2.75 per share, the market price of the common stock on the date of issuance, issued on April 6, 1999 for services rendered in connection with a private financing.

     We have agreed to indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of any indemnified liability.

     We have agreed that we will not issue any shares of common stock without the prior written consent of C.E. Unterberg, Towbin until 180 days after the effective date of the registration statement covering the Notes. This restriction will not apply to the issuances by us under employee stock plans, upon exercise of options outstanding at the commencement of this offering and upon conversion of the Notes, or to private sales, transfers or issuances of common stock.

     In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes or common stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act pursuant to which the underwriters may bid for, or purchase, Notes or common stock for the purpose of stabilizing the market price. The underwriters may also create a short position by selling more Notes in connection with this offering than they are committed to purchase from us, and in such case may purchase Notes in the open market following completion of this offering to cover all or a portion of such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes or the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time. As permitted by Rule 103 under the Exchange Act, the underwriters or a market maker in the common stock may make bids for or purchases of common stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made.

                                 LEGAL MATTERS

     Certain matters relating to this offering are being passed upon for us by Brobeck, Phleger & Harrison LLP, San Francisco, California. Certain matters relating to this offering are being passed upon for the underwriters by Wilson, Sonsini, Goodrich and Rosati, Palo Alto, California.

                                    EXPERTS

     The consolidated balance sheets of Digital Lightwave, Inc. and its subsidiary as of December 31, 1997 and 1998 and the related consolidated statements of operations, of stockholders' equity (deficit), and of cash flows for each of the years in the three year period ended December 31, 1998 appearing in this prospectus and registration statement are included in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the Notes and common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, to which reference is hereby made. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. For further information with respect to us and the Notes and common stock offered hereby, reference is hereby made to the registration statement, including the exhibits and schedules thereto.

     We are subject to the periodic reporting and other informational requirements of the Exchange Act pursuant to Section 15(d) thereof and, in accordance therewith, files reports, proxy statements and other information with the Commission. For further information with respect to us, reference is hereby made to such reports and other information which, together with the registration statement, can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Additional information may also be obtained by calling 1-800-SEC-0330. Copies of such material may also be obtained from the Public Reference Branch of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of fees prescribed by the Commission or, without charge, through the Commission's URL at "http://www.sec.gov."

               INFORMATION CONCERNING FORWARD LOOKING STATEMENTS

     This prospectus contains certain statements of a forward-looking nature relating to future events or our future performance. Prospective and current investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements as well as our future prospects generally, such investors should specifically consider various factors identified in our Annual Report on Form 10-K for the period ended December 31, 1998, including the matters set forth therein under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements. Factors that may affect our results of operations include but are not limited to the limited operating history, cumulative losses, liquidity risk, future capital needs and uncertainty of additional financing, dependence on a single product, uncertain market acceptance of planned products, rapid technological change, dependence on new product introductions, competition, substantial increase in manufacturing operations, dependence on contract manufacturing and limited source suppliers, dependence on key personnel, management of growth, anticipated fluctuations in operating results, dependence on proprietary technology, customer concentration, product certifications, control by principal stockholder, factors inhibiting takeover, shares eligible for future sale, possible volatility of stock price, litigation, potential Year 2000 problems, and government regulations. We participate in a highly concentrated industry, and have limited visibility with regard to customer orders and the timing of such orders. We may also encounter difficulty obtaining sufficient supplies to staff and meet production schedules. As a result, quarter-to-quarter and year-to-year financial performance is highly dependent upon the timely receipt of orders from our customers during fiscal periods. We disclaim any obligation to update any such factors or announce publicly revisions to such statements to reflect future events or developments.

                            DIGITAL LIGHTWAVE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity (Deficit)...  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Digital Lightwave, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Digital Lightwave, Inc. (the "Company") at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period then ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                              PRICEWATERHOUSECOOPERS LLP

Tampa, Florida
January 29, 1999, except for Note 16, as to which the date is March 31, 1999

                            DIGITAL LIGHTWAVE, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      DECEMBER 31,    DECEMBER 31,
                                                          1998            1997
                                                      ------------    ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.........................    $  3,848        $ 24,031
  Accounts receivable...............................       7,152           4,780
  Inventories.......................................       5,476           8,120
  Prepaid expenses and other current assets.........         748             481
                                                        --------        --------
     Total current assets...........................      17,224          37,412
Property and equipment, net.........................       9,274           6,785
Other assets........................................       1,060             164
                                                        --------        --------
     Total assets...................................    $ 27,558        $ 44,361
                                                        ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities..........    $  6,468        $  4,917
  Accrued settlement charges........................       8,489              --
                                                        --------        --------
     Total current liabilities......................      14,957           4,917
Long-term liabilities...............................         281              25
                                                        --------        --------
     Total liabilities..............................      15,238           4,942
                                                        --------        --------
Commitments and contingencies (Notes 7, 8, 10 and
  15)
STOCKHOLDERS' EQUITY:
  Preferred stock, $.0001 par value; authorized
     20,000,000 shares; no shares issued or
     outstanding....................................          --              --
  Common stock, $.0001 par value; authorized
     200,000,000 shares; issued and outstanding
     26,535,332 and 26,440,878 shares,
     respectively...................................           3               3
  Additional paid-in capital........................      57,927          55,201
  Accumulated deficit...............................     (45,610)        (15,785)
                                                        --------        --------
     Total stockholders' equity.....................      12,320          39,419
                                                        --------        --------
     Total liabilities and stockholders' equity.....    $ 27,558        $ 44,361
                                                        ========        ========

The accompanying notes are an integral part of these consolidated financial statements.

                            DIGITAL LIGHTWAVE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER-SHARE DATA)

                                              FOR THE YEARS ENDED DECEMBER 31,
                                           --------------------------------------
                                              1998          1997          1996
                                           ----------    ----------    ----------
Sales....................................  $   24,191    $    9,081    $    6,044
Cost of goods sold.......................       9,219         3,124         2,079
                                           ----------    ----------    ----------
Gross profit.............................      14,972         5,957         3,965
                                           ----------    ----------    ----------
OPERATING EXPENSES:
Engineering and development..............      14,335         5,342         2,403
Sales and marketing......................      11,363         5,260         1,706
General and administrative...............       7,223         3,812         1,380
Reorganization charges...................       1,018            --            --
Litigation settlement....................      11,500            --            --
                                           ----------    ----------    ----------
     Total operating expenses............      45,439        14,414         5,489
                                           ----------    ----------    ----------
Operating loss...........................     (30,467)       (8,457)       (1,524)
                                           ----------    ----------    ----------
OTHER INCOME (EXPENSE):
  Interest income........................         649         1,826           211
  Interest expense.......................         (37)          (66)         (595)
  Other income (expense), net............          30             7          (200)
                                           ----------    ----------    ----------
     Total other income (expense)........         642         1,767          (584)
                                           ----------    ----------    ----------
Loss before income taxes.................     (29,825)       (6,690)       (2,108)
Provision for income taxes...............          --            --            --
                                           ----------    ----------    ----------
     Net loss............................  $  (29,825)   $   (6,690)   $   (2,108)
                                           ==========    ==========    ==========
Basic and diluted loss per share of
  common stock...........................  $    (1.13)   $    (0.25)   $    (0.10)
                                           ==========    ==========    ==========
  Weighted average common shares
     outstanding.........................  26,475,749    26,084,208    21,829,235
                                           ==========    ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

                            DIGITAL LIGHTWAVE, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                           NOTE
                          COMMON STOCK       ADDITIONAL                 RECEIVABLE
                       -------------------    PAID-IN     ACCUMULATED      FROM
                         SHARES     AMOUNT    CAPITAL       DEFICIT     STOCKHOLDER    TOTAL
                       ----------   ------   ----------   -----------   -----------   --------
Balance, January 1,
  1996...............  20,000,000     $2      $   522      $ (6,987)      $(1,700)    $ (8,163)
Issuance of common
  stock in exchange
  for debt...........   1,013,924     --        4,820            --            --        4,820
Sale of common
  stock..............     221,992     --        2,602            --            --        2,602
Issuance of common
  stock upon exercise
  of stock options...      31,334     --           39            --            --           39
Issuance of common
  stock upon exercise
  of warrants........   1,251,667     --        6,259            --            --        6,259
  Net loss...........          --     --           --        (2,108)           --       (2,108)
                       ----------     --      -------      --------       -------     --------
Balance, December 31,
  1996...............  22,518,917      2       14,242        (9,095)       (1,700)       3,449
Issuance of common
  stock from Initial
  Public Offering,
  net................   3,658,860      1       39,591            --            --       39,592
Issuance of common
  stock..............     263,101     --        1,368            --            --        1,368
Repayment of note
  receivable from
  stockholder........          --     --           --            --         1,700        1,700
  Net loss...........          --     --           --        (6,690)           --       (6,690)
                       ----------     --      -------      --------       -------     --------
Balance, December 31,
  1997...............  26,440,878      3       55,201       (15,785)           --       39,419
Issuance of common
  stock..............      94,454     --          226            --            --          226
Settlement of Haney
  Litigation.........          --     --        2,500            --            --        2,500
  Net loss...........          --     --           --       (29,825)           --      (29,825)
                       ----------     --      -------      --------       -------     --------
Balance, December 31,
  1998...............  26,535,332     $3      $57,927      $(45,610)      $    --     $ 12,320
                       ==========     ==      =======      ========       =======     ========

The accompanying notes are an integral part of these consolidated financial statements.

                            DIGITAL LIGHTWAVE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                          FOR THE YEARS ENDED
                                                              DECEMBER 31,
                                                      ----------------------------
                                                        1998      1997      1996
                                                      --------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss............................................  $(29,825)  $(6,690)  $(2,108)
Adjustments to reconcile net loss to cash used by
  operating activities:
  Interest expense converted to equity..............        --        --       205
  Depreciation and amortization.....................     2,254       778       204
  Loss on disposal of property......................        33        --         8
  Litigation settlement.............................     9,925        --        --
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Increase in accounts receivable.....................    (2,372)   (2,270)   (2,499)
Decrease (increase) in inventories..................     2,645    (7,270)     (228)
Increase in prepaid expenses and other assets.......    (1,163)      (37)     (499)
Increase in accounts payable and accrued
  liabilities.......................................     1,386     2,647       479
Decrease in other long-term liabilities.............        --        --        (5)
Increase in accrued settlement charges..............     1,064        --        --
                                                      --------   -------   -------
     Net cash used by operating activities..........   (16,053)  (12,842)   (4,443)
                                                      --------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment.................    (4,381)   (5,994)     (635)
Proceeds from sale of assets........................        68        --        --
                                                      --------   -------   -------
     Net cash used by investing activities..........    (4,313)   (5,994)     (635)
                                                      --------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of stockholder receivable.................        --     1,700        --
Proceeds from notes payable.........................        --        --     2,350
Principal payments on notes payable.................        --      (750)   (3,000)
Principal payments on notes payable, related
  party.............................................        --        --      (202)
Principal payments, capital lease obligations.......       (43)     (208)     (195)
Proceeds from sale of common stock, net of
  expense...........................................       226    40,960        --
Cash paid for common stock..........................        --        --     7,218
                                                      --------   -------   -------
     Net cash provided by financing activities......       183    41,702     6,171
                                                      --------   -------   -------
Net (decrease) increase in cash and cash
  equivalents.......................................   (20,183)   22,866     1,093
Cash and cash equivalents at beginning of period....    24,031     1,165        72
                                                      --------   -------   -------
Cash and cash equivalents at end of period..........  $  3,848   $24,031   $ 1,165
                                                      ========   =======   =======
OTHER SUPPLEMENTAL DISCLOSURES:
Cash paid for interest..............................  $     37   $    66   $   547
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital lease obligations incurred..................  $    382   $    --   $   355
Fixed asset additions included in accounts payable
  at year end.......................................        82       327        --
Disposals of property and equipment.................        --        --        18
Notes payable converted to equity...................        --        --     6,295
Accounts receivable related to capital leases.......       847        --        --

The accompanying notes are an integral part of these consolidated financial statements.

                            DIGITAL LIGHTWAVE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

     Digital Lightwave, Inc. (the "Company") was incorporated on October 12, 1990 in the state of California, and subsequently reincorporated in Delaware on March 18, 1996 through a merger into a newly formed Delaware corporation. The Company commenced business on February 15, 1991 and manufactures and sells advanced computer systems that provide information concerning the performance of fiberoptic (or "lightwave") telecommunications networks and transmission equipment. The Company's major product, the ASA 312, is a portable software-based network information computer that is lightweight, compact and easily operated through a touch sensor over a full color display. The ASA 312 enables users to understand and process information, simultaneously and without interruption, from telecommunications networks utilizing legacy T-Carrier protocol, lightwave SONET protocol and lightwave ATM protocol. The Company sells its products to InterExchange Carriers ("IXCs"), Regional Bell Operating Companies ("RBOCs"), Competitive Access Providers ("CAPs"), independent telephone companies, network equipment manufacturers, equipment leasing companies and private network operators.

     On January 6, 1998, Digital Lightwave Leasing Corporation ("DLLC") was incorporated in the State of Delaware. The Company commenced business immediately and provides financing for the purchase of the Company's product in the form of capital leases as well as equipment rental to the Company's customers. DLLC is a wholly-owned subsidiary of the Company and all significant intercompany transactions and balances are eliminated in consolidation.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT

     The Company's property and equipment, including certain assets under capital leases, are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over estimated useful lives of 5 to 7 years, or over the lesser of the term of the lease or the estimated useful life of assets under the capital lease. Maintenance and repairs are expensed as incurred while renewals and betterments are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation and amortization, and any resulting gain or loss is included in the results of operations.

ACCRUED WARRANTY

     The Company provides the customer a warranty with each product sold and accrues warranty expense based upon a percentage of sales. Actual warranty costs incurred are charged against the accrual when paid.

                            DIGITAL LIGHTWAVE, INC.

REVENUE RECOGNITION

     Revenue is recognized when a purchase order or contract has been received from the customer, and the product has been shipped to the Company's customer or, in the case of sales to a distributor, when the product is shipped to the distributor's end user because distributors generally have a right of return on any product that does not sell within time periods specified in the agreement with the distributor. Returns from individual customers are recorded as a reduction in sales during the period in which the return was made. To date, the Company has not experienced a significant amount of product returns.

     In addition, beginning January 1, 1998, revenue from the sale of the Company's product is recognized in accordance with SOP 97-2, Software Revenue Recognition. SOP 97-2 requires the total contract revenue to be allocated to the various elements of the contract based upon objective evidence of the fair values of such elements and allows for only the allocated revenue to be recognized upon completion of those elements. The effect of the adoption of SOP 97-2 was not significant to the Company's results of operations for the year ended December 31, 1998.

     Revenue representing interest income on leasing transactions is recognized over the life of the lease as the payments become due.

DEFERRED REVENUE

     Deferred revenue, which represents amounts billed to customers in advance of shipment or amounts billed to distributors prior to the distributors sale of the goods, is recorded at the date of billing. Revenue is subsequently recognized at the date of shipment or, in the case of distributor sales, at the time the distributor ships the product to the end user.

RESEARCH AND DEVELOPMENT

     Software and product development costs are included in engineering and development and are expensed as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," requires the capitalization of certain software development costs during the period following the time that technological feasibility is established until general release of the product to customers. The capitalized cost is then amortized over the estimated product life. To date, the period between achieving technological feasibility and the general release to customers has been short and, therefore, software development costs qualifying for capitalization have been insignificant.

INCOME TAXES

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                            DIGITAL LIGHTWAVE, INC.

COMPUTATION OF NET LOSS PER SHARE

     Basic loss per share is based on the weighted average number of common shares outstanding during the periods presented. For the years ended December 31, 1998 and 1997, diluted loss per share, which includes the effect of incremental shares from common stock equivalents using the treasury stock method, is not included in the calculation of net loss per share as the inclusion of such equivalents would be anti-dilutive. The table below shows the calculation of basic weighted average common shares outstanding and the incremental number of shares arising from common stock equivalents under the treasury stock method:

                                                 FOR THE YEAR ENDED DECEMBER 31,
                                               ------------------------------------
                                                  1998         1997         1996
                                               ----------   ----------   ----------
BASIC:
Weighted average common shares outstanding...  26,475,749   26,084,208   21,375,584
                                               ----------   ----------   ----------
  Total basic................................  26,475,749   26,084,208   21,375,584
DILUTED:
Incremental shares for common stock
  equivalents................................      18,690*     976,013*     453,651
                                               ----------   ----------   ----------
  Total dilutive.............................  26,494,439   27,060,221   21,829,235
                                               ==========   ==========   ==========

-------------------------

* not included in loss per share calculations due to anti-dilutive effect

     Pursuant to the requirements of the Securities and Exchange Commission, common stock, stock options and warrants issued by the Company during the twelve months immediately preceding the Initial Public Offering date have been included in the calculation of the weighted average shares outstanding for the year ended December 31, 1996 using the treasury stock method based on the Initial Public Offering price. Accordingly, weighted average common shares includes 1,375,584 of common stock equivalent shares issued during the year ended December 31, 1996 shown as outstanding. Incremental shares for common stock equivalents includes 453,651 common stock equivalent shares for options issued during the year ended December 31, 1996.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables. As of December 31, 1998, 1997 and 1996, substantially all of the Company's cash balances, including amounts representing outstanding checks, were deposited with what management believes to be high quality financial institutions. During the normal course of business, the Company extends credit to customers conducting business primarily in the telecommunications industry both within the United States and internationally.

USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets

                            DIGITAL LIGHTWAVE, INC.

and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

     STATEMENT OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO. 130, "REPORTING COMPREHENSIVE INCOME". In June 1997, the Financial Accounting Standards Board
(FASB) issued SFAS No. 130, effective for fiscal periods beginning after December 15, 1997. The new standard requires that comprehensive income, which includes net income as well as certain changes in assets and liabilities recorded in common equity, be reported in the financial statements. The Company adopted SFAS No. 130 during the year ended December 31, 1998. For the years ended December 31, 1998, 1997, and 1996, there were no components of comprehensive income other than net income.

     SFAS NO. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION". In 1998, the Company adopted SFAS No. 131, which requires a "management" approach of disclosing segment information. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. For the years ended December 31, 1998, 1997, and 1996, there was no impact on the Company's financial statements.

     SFAS NO. 132, "EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS". In February 1998, the FASB issued SFAS No. 132 which is effective for periods ending after December 15, 1998. The new standard revises employers' disclosures about pensions and other postretirement benefits. For the years ended December 31, 1998, 1997, and 1996, there was no impact on the Company's financial statements.

     SFAS NO. 133, "ACCOUNTING FOR DERIVATIVE INVESTMENTS AND HEDGING ACTIVITIES". SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. The Company does not currently maintain any derivative investments nor does it conduct any hedging activities, therefore, SFAS No. 133 is not expected to impact the Company.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the 1998 presentation.

                            DIGITAL LIGHTWAVE, INC.

2. INVENTORIES

     Inventories at December 31, 1998 and 1997 are summarized as follows:

                                                               1998     1997
                                                              ------   ------
                                                              (IN THOUSANDS)
Raw materials...............................................  $2,166   $1,266
Work-in progress............................................   1,443    1,875
Finished goods..............................................   1,867    4,979
                                                              ------   ------
                                                              $5,476   $8,120
                                                              ======   ======

3. PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1998 and 1997 are summarized as follows:

                                                               1998      1997
                                                              -------   -------
                                                               (IN THOUSANDS)
Test equipment..............................................  $ 4,418   $ 2,569
Computer equipment and software.............................    3,555     2,895
Tooling.....................................................      487       455
Tradeshow fixtures and equipment............................      242        59
Office furniture, fixtures and equipment....................    2,255     1,381
Leasehold improvements......................................    1,214       582
                                                              -------   -------
                                                               12,171     7,941
Less accumulated depreciation...............................   (2,897)   (1,156)
                                                              -------   -------
                                                              $ 9,274   $ 6,785
                                                              =======   =======

     Equipment under capital lease and related accumulated amortization, included above at December 31, 1998 and 1997 are summarized as follows:

                                                              1998     1997
                                                              -----    -----
                                                              (IN THOUSANDS)
Test equipment..............................................  $425     $ 75
Computer equipment and software.............................   117       37
                                                              ----     ----
                                                               542      112
Less accumulated amortization...............................   (96)     (39)
                                                              ----     ----
                                                              $446     $ 73
                                                              ====     ====

                            DIGITAL LIGHTWAVE, INC.

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities at December 31, 1998 and 1997 are summarized as follows:

                                                               1998     1997
                                                              ------   ------
                                                              (IN THOUSANDS)
Accounts payable............................................  $3,594   $3,541
Deferred revenue............................................     124      765
Current portion of capital lease obligations................     153       42
Accrued expenses and other..................................   2,597      569
                                                              ------   ------
                                                              $6,468   $4,917
                                                              ======   ======

5. INCOME TAXES

     The tax effected amounts of temporary differences at December 31, 1998 and 1997 are summarized as follows:

                                                                1998      1997
                                                              --------   -------
                                                                (IN THOUSANDS)
CURRENT:
Deferred tax asset:
  Deferred compensation.....................................  $     64   $    33
  Accrued liabilities.......................................     3,194        --
  Other.....................................................       774       408
  Valuation allowance.......................................    (3,869)     (418)
                                                              --------   -------
     Total current deferred tax asset.......................       163        23
                                                              --------   -------
     Net current deferred tax asset.........................  $    163   $    23
                                                              --------   -------
NON-CURRENT:
Deferred tax asset:
  Net operating loss carry forward..........................  $ 14,686   $ 5,628
  Other.....................................................        --        --
  Research and experimentation credit.......................       549       142
  Valuation allowance.......................................   (14,621)   (5,464)
                                                              --------   -------
     Total non-current deferred tax asset...................       614       306
                                                              --------   -------
DEFERRED TAX LIABILITY:
Property related............................................  $   (777)  $  (329)
                                                              --------   -------
     Total non-current deferred tax liability...............      (777)     (329)
                                                              --------   -------
     Net deferred tax asset.................................  $      0   $     0
                                                              ========   =======

     Management believes that it is more likely than not that the tax benefit associated with these deferred tax assets will not be realized and, therefore as of December 31, 1998, the Company has established a valuation allowance of approximately $18.5 million. The result is an increase in the valuation allowance from December 31, 1997 of approximately $12.6 million.

                            DIGITAL LIGHTWAVE, INC.

     As of December 31, 1998, the Company had net operating loss carry forwards of approximately $39.0 million for tax purposes. Due to certain change of ownership requirements of Section 382 of the Internal Revenue Code ("IRC"), utilization of the Company's net operating losses incurred prior to July 1, 1993 is expected to be limited to approximately $7,500 per year. This limitation in conjunction with the expiration period for these pre-July 1, 1993 net operating losses results in the Company's total net operating losses available being limited to approximately $38.2 million. Loss carry forwards will expire between the years 2008 and 2018.

     As of December 31, 1998, the Company also had general business credit carry forwards of approximately $500,000 which expire between the years 2008 and 2011. These credits are also subject to the Section 382 annual limitation. Approximately $15,000 of these credits are subject to the Section 382 annual limitation.

     Following is a reconciliation of the applicable federal income tax as computed at the federal statutory tax rate to the actual income taxes reflected in the statement of operations.

                                                           FOR THE YEAR ENDED
                                                              DECEMBER 31,
                                                       --------------------------
                                                         1998      1997     1996
                                                       --------   -------   -----
                                                             (IN THOUSANDS)
Tax benefit at U.S. Federal income tax rate..........  $(10,140)  $(2,275)  $(717)
State income tax benefit, net of Federal.............    (1,083)     (243)    (76)
Other, net...........................................      (979)     (410)      6
Valuation allowance increase.........................    12,609     2,928     787
Research and experimentation credit..................      (407)       --      --
                                                       --------   -------   -----
Provision for income taxes...........................  $      0   $     0   $   0
                                                       ========   =======   =====

6. NOTES PAYABLE

     On February 28, 1997 the Company repaid all notes payable with proceeds from the Initial Public Offering. At December 31, 1996 notes payable amounted to $750,000. This note was unsecured, subordinated to all secured debt and any future lines of credit up to $2 million, bore interest at 18% per annum with interest due and payable August 30, 1996, November 30, 1996, February 29, 1997 and May 31, 1997.

                            DIGITAL LIGHTWAVE, INC.

7. LEASES

     The Company is obligated under various non-cancelable leases for equipment and office space. Future minimum lease commitments under operating and capital leases were as follows as of December 31, 1998:

                                                              CAPITAL   OPERATING
                                                              LEASES     LEASES
                                                              -------   ---------
                                                                (IN THOUSANDS)
1999........................................................   $196      $ 1,891
2000........................................................    169        2,314
2001........................................................    110        2,291
2002........................................................     --        2,314
2003........................................................     --        2,314
Thereafter..................................................     --       13,006
                                                               ----      -------
                                                                475      $24,130
                                                                         -------
Less: Amount representing interest..........................     69
                                                               ----
Present value of minimum lease payments.....................    406
Less: Current portion.......................................    155
                                                               ----
                                                               $251
                                                               ====

     Total rental expense was approximately $1,162,900, $506,000 and $241,500 for the years ended December 31, 1998, 1997, and 1996, respectively.

8. COMMITMENTS

     At December 31, 1998, the Company had outstanding purchase order commitments to purchase certain inventory items totaling approximately $2.5 million.

     On January 13, 1998 the Company entered into a ten year lease agreement, which was amended on February 18, 1998, for a three story office building with 92,225 square feet of rentable space. The building was completed in November 1998 and the Company relocated certain of its operations to the building on November 30, 1998. The Company is currently leasing 67% of the rentable space at a cost of $13.43 per square foot per annum in base rent and $5.38 per square foot per annum in operating expenses. At the beginning of year two, the rental costs will increase to $14.175 and $6.00 for base rent and operating expenses, respectively. Thereafter, the rental costs shall increase by 2.5% per lease year.

     The Company was required to pay a tenant improvement allowance of $900,000 during 1998. The allowance is held in escrow by the landlord to secure the Company's obligations under the lease. The Company has an option to terminate the lease at the conclusion of the seventh lease year. Such option, if exercised, will invoke a termination fee of $1,941,749 plus six months of estimated operating expenses. The Company also has an option to purchase the building for approximately $14.5 million which may be exercised at any time during the initial lease term and will require a $300,000 deposit when notice to exercise is given.

     As required by the lease agreement, the Company has put in place a standby letter of credit to the benefit of the landlord in the amount of $2,300,000, which is collateralized by

                            DIGITAL LIGHTWAVE, INC.

a three month certificate of deposit with a financial institution. The lease agreement calls for a declining letter of credit over the life of the lease.

     In accordance with the terms of the lease, the Landlord also issued a letter of credit to the benefit of the Company in the amount of $1,000,000, which secured the landlord's performance obligations under the lease and was terminated upon occupancy.

     The Company entered into an accounts receivable agreement dated December 28, 1998 with EAB Leasing Corp. ("EAB") providing for the sale of the Company's accounts receivable to EAB. The aggregate maximum amount the Company can borrow at one time under this agreement is $2.9 million through June 28, 1999, with a maximum of $2.0 million available on a monthly basis. In connection with this agreement, the Company has granted EAB a security interest in its accounts, accounts receivables, contract rights, equipment, chattel paper, general intangibles, instruments, inventory and all proceeds of the foregoing. The annual interest rate equivalent charged to the Company under this agreement is the prime rate plus 1.5%. The agreement also provides that the Company pay a minimum monthly service fee in the amount of $10,000. As of December 31, 1998, no sales had been made under this agreement.

9. RELATED PARTY TRANSACTIONS

     During December 1995, a stockholder borrowed $1,700,000 from the Company. This note accrued interest at 9% with interest payments due monthly. The principal sum and accrued interest thereon was repaid by the stockholder in September 1997. The accompanying consolidated financial statements include the note as a decrease in stockholders' equity, as well as accrued interest of approximately $31,300 as of December 31, 1996.

     During December 1998, a stockholder borrowed $100,000 from the Company. This note is accruing interest at 9% with the principal sum and accrued interest thereon payable no later than December 31, 1999.

     In 1998, a director received $12,750 for services performed as a consultant to the Company.

10. COMMON STOCK, STOCK OPTIONS, AND WARRANTS

STOCK OPTIONS

     During 1995, the Company entered into option agreements with certain parties to purchase an aggregate of up to 701,000 shares of common stock at the price to the public per share, in the event of an initial public offering of common stock of the Company, at an aggregate purchase price equal to $154,500. The Company subsequently terminated several agreements which reduced the aggregate shares subject to such options to 470,000, at an aggregate price equal to $39,000. The options were exercised during July, 1996.

SUBORDINATED NOTE

     On January 2, 1996, the Company issued (i) its 16% Subordinated Promissory Note due January 2, 1999 in the original principal amount of $1 million, and
(ii) warrants to

                            DIGITAL LIGHTWAVE, INC.

purchase 200,000 shares of Common Stock at an exercise price of $5.00 per share. The warrants terminate on the earlier to occur of: (i) thirty (30) days following the filing of a registration statement for an underwritten initial public offering of the Common Stock of the Company, (ii) thirty (30) days following an announcement of a change in control of the Company; or (iii) January 2, 1999. On August 27, 1996, the noteholder surrendered the Subordinated Promissory Note in exercise of the warrants.

CORPORATE MERGER

     Pursuant to an Agreement and Plan of Merger (the Merger) dated January 9, 1996, Digital Lightwave, Inc., a California corporation merged into Digital Lightwave, Inc., a Delaware corporation effective March 18, 1996. The merger increased the number of shares of common stock authorized from 1,000,000, no par value, to 80,000,000, $.0001 par value. In connection with the merger, the Company also authorized 20,000,000 shares of $.0001 par value preferred stock. Each share of outstanding common stock of the California corporation was converted into 3,921.5686 shares of common stock of the Delaware corporation. All applicable share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect these events.

     Effective July 25, 1996, the Board of Directors authorized an increase in the number of authorized shares of common stock from 80,000,000 shares to 200,000,000 shares.

EMPLOYEE STOCK OPTION PLAN

     The Company's 1996 Stock Option Plan (the "Option Plan") became effective on March 5, 1996. A reserve of 5,000,000 shares of the Company's Common Stock has been established for issuance under the Option Plan. Transactions related to the Option Plan during 1998, 1997 and 1996 are summarized as follows:

                                                                   WEIGHTED AVERAGE
                                                        SHARES       OPTION PRICE
                                                      ----------   ----------------
Outstanding at 1/1/96...............................          --           --
  Granted...........................................   1,250,037        $5.17
  Exercised.........................................          --           --
  Forfeited.........................................     (80,540)        5.24
                                                      ----------
Outstanding at 12/31/96.............................   1,169,497         5.16
  Granted...........................................   1,221,015         8.72
  Exercised.........................................    (257,843)        5.03
  Forfeited.........................................     (81,884)        5.37
                                                      ----------
Outstanding at 12/31/97.............................   2,050,785         7.29
  Granted...........................................   2,362,643         3.62
  Exercised.........................................          --           --
  Forfeited.........................................  (1,723,282)        7.39
                                                      ----------        -----
Outstanding at 12/31/98.............................   2,690,146        $3.98
                                                      ==========        =====

                            DIGITAL LIGHTWAVE, INC.

     The following table summarizes information about stock options outstanding to employees and directors at December 31, 1998:

                                                NUMBER                         NUMBER
                                              OUTSTANDING      WEIGHTED      EXERCISABLE
                                                  AT           AVERAGE           AT
EXERCISE PRICE PER SHARE                       12/31/98     REMAINING LIFE    12/31/98
------------------------                      -----------   --------------   -----------
     $2.3130................................    600,000          6.00                0
      2.5630................................    478,616          5.97                0
      4.4375................................    320,800          5.38           75,000
      4.6875................................    666,230          5.23           50,000
       5.000................................    117,083          3.18           69,296
       5.250................................    423,487          4.73          163,666
       7.250................................     25,000          7.10            8,333
       9.000................................     50,000          7.10           16,666
      13.125................................      8,930          4.78            2,972

     All options issued vest in one-third increments over a three year period, with the exception of three option agreements which provide for various vesting schedules throughout the same three-year vesting period. Option agreements generally expire six years from date of issue if not exercised. Unvested options are generally forfeited upon termination of employment with the Company. Total shares exercisable were 385,933, 421,566 and 0 as of December 31, 1998, 1997 and 1996, respectively.

EMPLOYEE STOCK PURCHASE PLAN

     The Company's 1997 Employee Stock Purchase Plan became effective on August 25, 1997 in order to provide employees with the opportunity to purchase shares of the Company's Common Stock. An aggregate of 300,000 shares of the Company's Common Stock was reserved for issuance under the Plan. At December 31, 1998 a total of 99,712 shares had been purchased by employees participating in the plan at a weighted average price per share of $2.98.

     In 1995, the Financial Accounting Standards Board issued FAS 123, "Accounting for Stock -- Based Compensation" ("FAS 123"), effective for fiscal years beginning after December 15, 1995. The Company continues to apply the prior accounting rules under "APB No. 25, Accounting for Stock Issued to Employees," in recognizing expense for stock-based compensation, and therefore, no compensation expense has been recognized for the stock options granted under the Option Plan. Had compensation cost for the Company's stock options granted been determined based on the Black-Scholes option pricing model at the date of grant, consistent with the method of FAS 123, the Company's

                            DIGITAL LIGHTWAVE, INC.

net loss and loss per share would have been increased to the pro forma amounts shown below:

                                                        1998      1997      1996
                                                      --------   -------   -------
                                                             (IN THOUSANDS)
PRO FORMA NET LOSS:
As reported.........................................  $(29,825)  $(6,690)  $(2,108)
As adjusted (unaudited).............................   (35,502)   (8,769)   (3,417)
PRO FORMA BASIC LOSS PER SHARE:
As reported.........................................  $  (1.13)  $ (0.25)  $ (0.10)
As adjusted (unaudited).............................     (1.34)    (0.34)    (0.16)

     No options were granted prior to 1996.

     These pro forma amounts were determined using the Black-Scholes valuation model with the following key assumptions: (a) a discount rate of 4.86%, 5.84%, and 6.00% for December 31, 1998, 1997 and 1996, respectively; (b) a volatility factor based upon the week ending price for comparable public companies for periods matching the terms of the options granted; (c) an average expected option life of 4.0, 4.2 and 5.0 years for December 31, 1998, 1997 and 1996, respectively; (d) there have been no options that have expired; and (e) no payment of dividends.

SUBSCRIPTION AGREEMENTS

     During 1995, the Company entered into subscription agreements (the Agreements) with certain noteholders for the issuance of an aggregate of 782,898 shares of common stock for the surrender of the outstanding balance on the notes (excluding certain accrued interest) of an aggregate of $4,074,000. Pursuant to the Agreements, the Company issued warrants to purchase 1,050,000 and 18,747 shares of common stock at an exercise price of $5.00 and $9.00 per share, respectively. The warrants expire on the earlier of: (i) three years from their respective dates of issuance; (ii) thirty (30) days following the filing of a registration statement for an underwritten initial public offering of the common stock of the Company; or (iii) a change of control of the Company. During the year ended December 31, 1996, 1,050,000 and 1,667 shares of Common Stock were issued upon the exercise of warrants at a price of $5.00 and $9.00 per share, respectively. The remaining 17,080 warrants expired in connection with the initial public offering. See Note 13. On May 29, 1996, the Company entered into a subscription agreement with an institutional investor for the issuance of 66,667 shares of common stock at a price of $18.00 per share. In the event that on or before May 23, 1997 the Company completed an Initial Public Offering of its Common Stock, then the price of the shares would be adjusted by: (i) payment by the stockholder to the Company in the amount equal to the excess, if any, over $18.00 per share of the price to the public per share times 75% (the 75% price), or by (ii) a payment by the Company to the stockholder equal to the excess, if any, of $18.00 per share over the 75% price. The Company recorded a liability of $400,000 as of December 31, 1996, based upon management's estimate of the expected payment to the institutional investor. In February 1997 the Company completed its Initial Public Offering at a price of $12.00 per share. Accordingly, the Company has made payment to the institutional investor as required by the terms of the subscription agreement.

                            DIGITAL LIGHTWAVE, INC.

PRIVATE PLACEMENT

     During the period March 13, 1996 through April 30, 1996, the Company sold 155,326 shares of Common Stock, par value $.0001 per share, at a price of $9.00 per share.

REVERSE SPLIT

     Effective October 31, 1996, the Company effected a two-for-three reverse split of its outstanding Common Stock. All share amounts included herein have been adjusted to give historical effect to such reverse split for all periods presented.

11. DEFINED CONTRIBUTION PLAN

     During 1997, the Company implemented a defined contribution plan which qualifies under IRC section 401(k). All full-time employees are eligible to participate in the plan after three months of service with the Company. Employees may contribute up to 15% of their salary to the plan, subject to certain Internal Revenue Service limitations. The Company matches the first 6% of such voluntary contributions at 50% of the amount contributed by the employee. The Company does not make unmatched contributions. For the years ended December 31, 1998 and 1997, total Company contributions to the plan were approximately $141,000 and $27,000, respectively.

12. SIGNIFICANT CUSTOMERS

     For the year ended December 31, 1998, the Company's four largest customers accounted for approximately 57% of total revenues, with Qwest, MCI WorldCom, Tellabs, and GTE accounting for approximately 17%, 16%, 13%, and 11% of total sales, respectively. For the year ended December 31, 1997, sales to the Company's five largest customers comprised 69% of its total revenues, with WorldCom, Inc. (prior to its acquisition of MCI Communications Corporation) and its subsidiaries accounting for 42% of total sales. For the year ended December 31, 1996, the Company's five largest customers accounted for approximately 62% of total revenues, with MCI Communications Corporation (prior to its acquisition by WorldCom, Inc.), Ameritech Corporation and Pacific Telesis Group accounting for 23%, 19% and 15% of total sales, respectively. No other customers accounted for sales of 10% or more during such periods.

13. INITIAL PUBLIC OFFERING

     Effective February 5, 1997, the Company sold 3,658,860 shares of common stock, $.0001 par value, in connection with an Initial Public Offering. Gross proceeds to the Company approximated $40,800,000.

14. REORGANIZATION CHARGES

     In order to reduce costs and improve operating efficiencies, the Company began streamlining its management and operating structure in February 1998 and eliminated 20 full-time positions resulting in a one-time charge to earnings of $1.0 million in connection with this restructuring. Additionally, the Company eliminated 55 full-time positions in August 1998 which did not result in a significant charge to earnings. Notes and related

                            DIGITAL LIGHTWAVE, INC.

interest receivable from employees terminated in the restructurings totaling approximately $280,000 were forgiven and are included in the $1.0 million restructuring charge.

15. LEGAL PROCEEDINGS

     As of April 9, 1998, 23 class action complaints (which were subsequently consolidated into a single action) for violations of the Federal Securities Laws during certain periods in 1997 and 1998 had been filed in the United States District Court for the Middle District of Florida, on behalf of purchasers of our Common Stock. The complaints named as defendants the Company, Bryan J. Zwan, the Company's Chairman, Steven H. Grant, the Company's Executive Vice President, Finance, Chief Financial Officer and Secretary, and other former corporate officers. The complaints allege that the Company and certain officers during the relevant time period violated Sections 10(b) and 20(a) of the Securities Exchange Act by, among other things, issuing to the investing public false and misleading financial statements and press releases concerning the Company's revenues, income and earnings, which artificially inflated the price of our Common Stock.

     On July 23, 1998, the Company entered into a memorandum of understanding for the settlement of these class action complaints. In late October 1998, a Stipulation of Settlement was filed with the court and on December 21, 1998, the court preliminarily approved the settlement. The settlement is still subject to final approval by the court. The preliminarily approved settlement consists of $4.3 million in cash, to be paid to plaintiffs primarily by a claim on the Company's directors and officers liability insurance policy, and the issuance of up to 1.8 million shares of Common Stock. The Company recorded a one-time charge of $8.5 million during 1998 as a result of the preliminarily approved settlement.

     On November 5, 1997, Hugh Brian Haney ("Plaintiff") commenced an action in the United States District Court for the Southern District of Ohio against Bryan
J. Zwan, the Company's Chairman of the Board and then Chief Executive Officer, and the Company ("Defendants"). An amended complaint filed December 15, 1997 alleged violations of Section 10(b) of the Securities Exchange Act, violations of state corporation statutes, and various common law violations by Defendants in connection with Plaintiff's sale to the Company's predecessor in November 1995, pursuant to a previously granted option exercisable by Zwan and/or the Company's predecessor, of 4,900 shares of stock in the Company's predecessor, an amount equivalent to 19,215,686 shares of the Company's common stock. The amended complaint sought, among other things, (1) rescission of the sale of the shares transferred by Plaintiff and (2) damages of $235 million, together with interest. On October 20, 1998, the Company and Zwan entered into an agreement with Plaintiff to settle the action. The settlement agreement provides, among other things, for dismissal of the action with prejudice, for a $500,000 payment by the Company to Plaintiff for his attorneys' fees and grants Plaintiff an option, for 10 years, to purchase for $1 per share 2 million shares of Zwan's stock in the Company. Pursuant to that agreement, the action was dismissed with prejudice on November 13, 1998. The Company recorded a $3.0 million charge to earnings consisting of the cash payment and the valuation of the options upon settlement.

     The Company from time to time is involved in lawsuits arising in the ordinary course of business. With respect to these matters, management believes that it has adequate legal

                            DIGITAL LIGHTWAVE, INC.

defenses and/or provided adequate accruals for related costs. The Company is not aware of any additional lawsuits that were pending that could have a material adverse effect on the Company's business, financial condition and results of operations.

16. SUBSEQUENT EVENTS

     On March 12, 1999, the United States District Court for the Middle District of Florida indicated that it would grant final approval of the settlement of the class action complaints discussed at Note 15 -- Legal Proceedings. The settlement is subject to appeal.

     On March 31, 1999, the Company entered into a financing agreement with certain investors pursuant to which the Company issued $3.0 million of 9% Secured Bridge Notes due January 17, 2000. These notes are collateralized by all of the Company's assets and are subordinated to the accounts receivable agreement with EAB (see Note 8 -- Commitments) and the proposed line of credit agreement with Emergent Business Capital described in the following paragraph. In connection with the financing agreement, the Company issued warrants to purchase an aggregate of 550,000 shares of the Company's common stock at an exercise price of $2.75 per share, the market price of the stock on the date prior to the issuance of the warrants. The warrants have a term of five years from the date of issuance. The Company has agreed to register the warrants and the common stock issuable upon exercise thereof under the Securities Act of 1933.

     On March 31, 1999, the Company entered into a Letter of Commitment with Emergent Business Capital pursuant to which Emergent Business Capital would provide the Company with a $5.0 million line of credit (the "Emergent Line of Credit"). Under the Emergent Line of Credit, the Company would be entitled to borrow up to $5.0 million, subject to certain borrowing limitations based on amounts of the Company's accounts receivable and other assets. The Emergent Line of Credit will have a term of two years. All indebtedness outstanding under the Emergent Line of Credit Agreement will be collateralized by substantially all of the Company's assets.

17. QUARTERLY OPERATING RESULTS (UNAUDITED)

     The following table presents unaudited quarterly operating results for each of the last eight quarters. This information has been prepared by the Company on a basis consistent with the Company's consolidated financial statements and includes all adjustments, consisting only of normal recurring accruals, in accordance with generally accepted accounting principles. Such quarterly results are not necessarily indicative of future operating results.

                            DIGITAL LIGHTWAVE, INC.

     On January 22, 1998, the Company issued a press release and related Form 8-K indicating that the Company would restate its financial results for quarters ending June 30, 1997 and September 30, 1997, respectively. The table below gives effect to such restatement:

                                                     QUARTER ENDED
                                --------------------------------------------------------
                                 MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,
                                   1998          1998           1998            1998
                                -----------   -----------   -------------   ------------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales.........................  $     5,432   $     3,517    $     6,915    $     8,327
Gross Profit..................        3,329         2,183          4,295          5,165
Operating loss................       (4,839)      (14,747)        (4,617)        (6,264)
Net loss......................       (4,560)      (14,580)        (4,515)        (6,169)
Loss per share(1).............         (.17)         (.55)          (.17)          (.23)
Weighted average shares
  outstanding.................   26,441,775    26,461,151     26,484,670     26,512,397

                                                     QUARTER ENDED
                                --------------------------------------------------------
                                 MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,
                                   1997          1997           1997            1997
                                -----------   -----------   -------------   ------------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales.........................  $     1,498   $     2,601    $     1,240    $     3,742
Gross Profit..................          931         1,806            814          2,406
Operating loss................       (1,605)       (1,116)        (3,126)        (2,610)
Net loss......................       (1,312)         (577)        (2,615)        (2,186)
Loss per share(1).............         (.05)         (.02)          (.10)          (.08)
Weighted average shares
  outstanding.................   24,754,887    26,321,990     26,374,388     27,596,955

-------------------------

(1) Earnings per share were calculated for each three month and twelve month period on a stand-alone basis.

     It is anticipated that as the Company matures, the Company's sales and operating results may fluctuate from quarter-to-quarter and from year-to-year due to a combination of factors, certain of which are outside the control of the Company, including, among others (i) the timing and amount of significant orders from the Company's customers, (ii) the ability to obtain sufficient supplies of sole or limited source components for the Company's products, (iii) the ability to attain and maintain production volumes and quality levels for its products,
(iv) the mix of distribution channels and products, (v) new product introductions by the Company's competitors, (vi) the Company's success in developing, introducing and shipping product enhancements and new products,
(vii) pricing actions by the Company or its competitors, (viii) changes in material costs and (ix) general economic conditions. Any unfavorable changes in these or other factors could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not anticipate that its backlog at the beginning of each quarter will be sufficient to achieve expected revenue for that quarter. To achieve its revenue objectives, the Company expects that it will have to obtain orders during a quarter

                            DIGITAL LIGHTWAVE, INC.

for shipment in that quarter. As a result of all of the foregoing, there can be no assurance that the Company will be able to sustain profitability on a quarterly or annual basis. See "Item 1. Factors That May Affect Operating Results -- We experience fluctuations in our operating results and our sales are seasonal."

                                    GLOSSARY

Asynchronous -- Signals that are not generated from the same timing reference and are therefore not identical in frequency.

ATM (asynchronous transfer mode) -- An information transfer standard that is one of a general class of technologies that relay traffic by way of an address contained within the first five Bytes of a standard 53-Byte-long packet or cell. The ATM format can be used by many different information systems, including the public telecommunications network, WANs and LANs, to deliver traffic at varying rates, permitting the efficient delivery of enhanced data services and multimedia, which is a mix of voice, video and data.

Bandwidth -- The range of frequencies that can be transmitted through a medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information-carrying capacity of such medium.

Bit -- A contraction of the term binary digit which represents a single digit of information expressed as a 0 or 1, high or low, or yes or no.

Byte -- Abbreviation for binary term. A unit of information consisting of 8 bits. In computer processing, equivalent of a single character such as a letter of the alphabet, a numeral or punctuation mark.

CAP (Competitive Access Provider) -- A company that provides its customers with an alternative to the Regional Bell Operating Companies for local transport of private line, special access and interstate transport of telecommunications service.

Competitive Local Exchange Carriers (CLECs) -- Category of telephone service provider (carrier) that offers local exchange services, as allowed by recent changes in telecommunications law and regulation. A Competitive Local Exchange Carrier may also provide other types of service such as long distance, Internet access, and entertainment.

Cross-connect equipment -- Distribution system equipment used to terminate and administer communication circuits. In a wire cross connect, jumper wires or patch cords are used to make circuit connections. In an electronic cross connect, signals are electronically switched to make circuit connections.

Demultiplex -- The process of separating two or more signals that were previously multiplexed.

Dense Wave Division Multiplexing (DWDM) -- A technology that permits the transmission of multiple lightwave signals over a single optical fiber.

Digital -- A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies (both fiber and microwave) employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal.

DS-0, DS-1, DS-3 -- Standard telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-0 service has a bit rate of 64 Kbps and can transmit one voice conversation. DS-1 service has a bit rate of 1.544 Mbps and can transmit 24 simultaneous voice conversations. DS-3 service has a bit rate of 45 Mbps and can transmit 672 simultaneous voice conversations.

Ethernet -- A protocol commonly used on LANs.

Enhanced data services -- Products and services designed for the transport and delivery of integrated information to include voice, data and video and any combination thereof.

Fiber optics -- A transmission medium consisting of a core of glass or plastic surrounded by a protective cladding of similar material, strengthening material and an outer jacket which guides light pulses introduced into the fiber by a light source.

Firmware -- Software that is contained semi-permanently in a hardware device or memory and which can be rewritten.

Gate array -- A circuit that has a number of logical circuits arranged in an array, or regular pattern, normally customized to suit a specific application.

Gigabit per second (Gbps) -- One billion bits of information per second. The information carrying capacity (i.e., bandwidth) of a circuit may be measured in "gigabits per second."

Graphical user interface -- A type of display format that enables the user to choose commands, start programs and see lists of files and other options by pointing to pictorial representations and lists of menu items on the screen.

Integrated circuit (microprocessor) -- A series of miniaturized interconnected electronic circuits inseparably associated within a semi-conductor substrate.

Internet -- The name used to refer to the world's largest interconnected network, consisting of thousands of networks which interchange information through a common communications protocol.

ISO 9001 -- An international standard for quality management and assurance.

IXC (InterExchange Carrier) -- A company providing long distance services or service within local access and transport areas on an intrastate or interstate basis.

Kilobit per second (Kbps) -- One thousand bits of information per second. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "kilobits per second."

LAN (Local Area Network) -- A group of computers and other devices dispersed over a relatively limited area and connected by a communications link that enables any device to interact with any other on the network.

Legacy -- Older generations of transmission or other technologies which continue to be utilized in telecommunications networks.

Lightwave -- Light as a communication signal over fiber-optic cable traveling as discrete pulses, each representing one bit of digital information.

Lightwave management -- The intelligent termination, integration and switching of lightwave communications.

Megabit per second (Mbps) -- One million bits of information per second. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "megabits per second."

Multiplex -- The process of combining two or more signals for transmission over the same circuit or channel at the same time.

Network Access Agent -- A product of the Company designed to be distributed throughout a network to provide network operators with real-time information concerning the network segments where the Network Access Agent has been installed. This product can be centrally monitored and administered.

Network element -- A functional entity in a network, such as a multiplexer, a switch interface or a digital cross-connect.

Network Information Computer -- A portable product of the Company designed to allow users to access and process real time information concerning the performance of telecommunications networks and transmission equipment.

Network Protocol Processors (NPPs) -- Modular electronic assemblies containing hardware, firmware and software for the processing of information encoded in a specific protocol over a range of bandwidth.

Network Protocol Translators (NPTs) -- Modular gate arrays or field programmable gate arrays which logically process discrete network information from signals at specific bandwidths and specific protocols.

Non-blocking switch matrix -- An internal switch in a system that has the ability to switch multiple transmissions to different circuits simultaneously without causing congestion internally in the switch.

OC-1, OC-3, OC-12, OC-48, OC-192 -- Optical carrier signaling rates, measured in bits transmitted per second. The basic rate for OC-1 is 51.840 Mbps. All higher levels are direct multiples of OC-1 (e.g., OC-12 = 12 times 51.840 Mbps).

OEM (Original Equipment Manufacturer) -- The maker of equipment marketed by another vendor, usually under the name of the reseller.

Overhead -- Information carried in network transmissions, other than payload, including routing information, error-checking characters and status and operational information.

Packet -- A bundle of data organized for transmission which includes control information, the data to be transmitted, and error detection bits.

Payload -- User transmitted data, including voice, data and/or video content, which may include network management and accounting information.

PDH (Plesiochronous Digital Hierarchy) -- Two or more signals that are not generated from the same timing reference but are nominally at the same frequency to a defined degree of precision.

Protocol -- A specific set of rules, procedures or conventions relating to the format and timing of data transmission between two devices.

RAM -- Random access memory. The primary memory in a computer which can be overwritten with new information. Any bit in memory can be located in the same amount of time, hence random access.

Regional Bell Operating Companies (RBOCs) -- The seven original local telephone companies (formerly part of AT&T) established by court decree in 1982.

SDH (Synchronous Digital Hierarchy) -- An electronics and network architecture and protocol utilized on most continents other than North America for variable optical bandwidth products which enables transmission of voice, video and data (multimedia) at very high speeds.

SONET (Synchronous Optical Network Technology) -- An electronics and network architecture and protocol utilized primarily in North America for variable optical bandwidth products which enables transmission of voice, video, and data (multimedia) at very high speeds.

Switch -- A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

Switch matrix -- A series of gate arrays or switches which provide for the routing of signals from one circuit path to another.

T-Carrier or T-1 or T-3 -- Insulated copper wire cables which carry electrically transmitted digital signals. A T-1 cable carries a DS-1 signal (1.544 Mbps), and a T-3 cable carries a DS-3 signal (45 Mbps). Also, a generic name for any of several digitally multiplexed carrier systems originally designed to carry digitalized voice signals.

Test instruments -- Equipment that indicates the state or condition of a signal, such as on a fiber or metallic cable, primarily measuring level, frequencies and faults and other conformal signal information.

Web or World Wide Web or WWW -- An Internet network that links documents by providing hypertext links from server to server. It allows a user to jump from document to related document no matter where it is stored on the Internet. World Wide Web client programs, or Web browsers, allow users to "browse" the Web.

Wide Area Network (WAN) -- A network typically extending a LAN outside the building over common carrier telephone lines connecting other LANs possibly in different cities.

------------------------------------------------------
------------------------------------------------------

YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF NOTES MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE NOTES IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                                ---------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    6
Use of Proceeds.......................   18
Price Range of Common Stock and
  Dividend Policy.....................   19
Capitalization........................   20
Selected Consolidated Financial
  Data................................   21
Management's Discussion and Analysis
  of
  Financial Condition and Results of
  Operations..........................   22
Business..............................   34
Management............................   46
Certain Transactions..................   54
Beneficial Owners of Securities.......   54
Description of the Notes..............   55
Description of Capital Stock..........   66
Shares Eligible for Future Sale.......   70
Certain United States Federal Income
  Tax Considerations..................   71
Underwriting..........................   77
Legal Matters.........................   78
Experts...............................   78
Available Information.................   78
Information Concerning Forward Looking
  Statements..........................   79
Index to Consolidated Financial
  Statements..........................  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                  $20,000,000
                         (Logo Digital Lightwave, Inc.)
                   % Convertible Subordinated Notes due 2004
                              --------------------
                                   PROSPECTUS
                              --------------------
                      (C.E. UNTERBERG, TOWBIN UNDERWRITER)
                                            , 1999
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of Notes being registered. All amounts are estimates except the registration fee, the NASD fee and the Nasdaq National Market.

                                                              AMOUNT
                                                                TO
                                                              BE PAID
                                                              -------
Registration fee............................................  $6,394
NASD filing fee.............................................  $2,800
Nasdaq National Market fee..................................       *
Printing and engraving......................................       *
Legal fees and expenses.....................................       *
Accounting fees and expenses................................       *
Blue sky fees and expenses..................................       *
Trustee fees and expenses...................................       *
Transfer agent fees and expenses............................       *
Miscellaneous...............................................       *
                                                              ------
  Total.....................................................  $    *
                                                              ======

-------------------------

* To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the state of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

     The Company's Certificate of Incorporation provides that the Company shall indemnify its directors to the fullest extent permitted by law either now or hereafter. Article 5 of the Amended and Restated Bylaws of the Company provides for indemnification of the officers and directors of the Company to the fullest extent permitted by applicable law. The Company has also entered into an agreement with each of its directors and certain of its officers, a form of which is attached as Exhibit 10.03 hereto, wherein it has agreed to indemnify each of them to the fullest extent permitted by law. Reference is also made to
Section      of the Underwriting Agreement contained in Exhibit 1.01 hereto, indemnifying officers and directors of the Company against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     (1) The Registrant granted options to the persons identified below as follows:

          (a) On March 17, 1995, Digital Lightwave, Inc., a California corporation (the "Predecessor"), granted an option, solely in the event of an initial public offering (an "IPO") to purchase $150,000 worth of shares of Common Stock at a price equal to 50% of the IPO effective price per share to Michael Baum and George Murgatroyd in reliance on Sections 3(b) and 4(2) of the Securities Act;

          (b) On June 19, 1995, the Predecessor granted an option, solely in the event of an IPO of the Predecessor, to purchase $400,000 worth of shares of Common Stock at a price equal to 1% of the IPO effective price per share to Stanley P. Zurn in reliance on Sections 3(b) and 4(2) of the Securities Act;

          (c) On June 22, 1995, the Predecessor granted an option, solely in the event of an IPO of the Predecessor, to purchase $30,000 worth of shares of Common Stock at a price equal to 50% of the IPO effective price per share to Edward F. Guignon in reliance on Sections 3(b) and 4(2) of the Securities Act;

          (d) On June 23 1995, the Predecessor granted an option, solely in the event of an IPO of the Predecessor, to purchase $30,000 worth of shares of Common Stock at a price equal to 50% of the IPO effective price per share to Paul J. Hedlund in reliance on Sections 3(b) and 4(2) of the Securities Act;

          (e) On July 12 1995, the Predecessor granted an option, solely in the event of an IPO of the Predecessor, to purchase $21,000 worth of shares of Common Stock at a price equal to 50% of the IPO effective price per share to Margaret A. Guignon in reliance on Sections 3(b) and 4(2) of the Securities Act;

          (f) On August 15, 1995, the Predecessor granted an option to purchase 200,000 shares of Common Stock to Michael Baum and Paul J. Hedlund upon conversion of a promissory note evidencing a loan made by such persons to the Registrant in reliance on Sections 3(b) and 4(2) of the Securities Act; and

          (g) On September 7, 1995, the Predecessor granted an option, solely in the event of an IPO of the Predecessor, to purchase $70,000 worth of shares of Common Stock at a price equal to 50% of the IPO effective price per share to Tony Charles Lonstein in reliance on Sections 3(b) and 4(2) of the Securities Act.

     (2) On January 2, 1996, the Registrant issued a three-year subordinated promissory note in the original principal amount of $1 million and a warrant to purchase 200,000 shares of Common Stock at an exercise price of $5.00 per share to Renato Kasinsky, a citizen and resident of Brazil, in reliance on Regulation S promulgated under the Securities Act.

     (3) On March 12, 1996, the Registrant issued an aggregate of 521,030 shares of Common Stock and warrants to purchase 1,050,002 shares of Common Stock at an exercise price of $5.00 per share to several noteholders of the Company, other than those described in paragraph (1) above, in consideration of the satisfaction of indebtedness of the Registrant in an aggregate amount of $2,605,041 in reliance on Sections 3(b) and 4(2) of the Securities Act.

     (4) On March 18, 1996, the Registrant issued 20,000,000 shares of Common Stock to the sole stockholder of the Predecessor, upon the effective date of the merger between the Registrant and the Predecessor in reliance on Section 3(a)(9) of the Securities Act.

     (5) On March 28, 1996, the Registrant issued 200,000 shares of Common Stock for an aggregate purchase price of $263,192 to the persons identified in subparagraph 1(f) above pursuant to the exercise of their option to purchase shares of Common Stock described in subparagraph 1(f) in satisfaction of the indebtedness evidencing their loan to the Registrant in reliance on Sections 3(b) and 4(2) of the Securities Act.

     (6) Between March 31, 1996 and May 15, 1996, the Registrant issued an aggregate of 448,212 shares of Common Stock to 57 persons for an aggregate of $4,033,710 (consisting of cash subscriptions and the surrender of $2,449,000 of the Company's indebtedness) in reliance on Sections 3(b) and 4(2) of the Securities Act. Holders of the options described in subparagraphs 1(a), 1(c), 1(d) and 1(e) above surrendered such options in exchange for warrants exercisable for an aggregate of 18,748 shares of Common Stock at a price of $9.00 per share.

     (7) On May 27, 1996, the Registrant issued 66,667 shares of Common Stock to Bulldog Capital Partners for an aggregate purchase price of $1,200,000 in reliance on Sections 3(b) and 4(2) of the Securities Act.

     (8) On May 31, 1996, the Company issued an aggregate of $750,000 of its 18% subordinated promissory notes due May 31, 1997 to 11 persons in reliance on Sections 3(b) and 4(2) of the Securities Act.

     (9) On July 29, 1996, the Registrant issued 26,668 shares of Common Stock for an aggregate purchase price of $4,000 to the person identified in subparagraph (1)(b) above pursuant to the exercise of his option to purchase shares of Common Stock in reliance on Sections 3(b) and 4(2) of the Securities Act.

     (10) On July 29, 1996, the Registrant issued 4,667 shares of Common Stock for an aggregate purchase price of $35,000 to the person identified in subparagraph 1(g) above pursuant to the exercise of his option to purchase shares of Common Stock in reliance on Sections 3(b) and 4(2) of the Securities Act.

     (11) During August and September 1996, the Registrant issued an aggregate of 1,051,669 shares of Common Stock upon the exercise of warrants described in items (3) and (6) above in reliance on Sections 3(b) and 4(2) of the Securities Act and issued 200,000 shares of Common Stock upon the exercise of the warrants described in item (2) above in reliance on Regulation S of the Securities Act.

     (12) During the period August 1993 to December 1996, the Registrant granted incentive and non-statutory stock options to employees, officers, directors and consultants under the 1996 Stock Option Plan which were exercisable into an aggregate of 1,250,037 shares of its Common Stock, none of which have been issued upon exercise. These options are subject to vesting provisions following their respective dates of grant and were issued in reliance on Sections 3(b) and 4(2) of the Securities Act.

     (13) On March 31, 1999, the Company entered into a financing agreement with certain investors pursuant to which the Company issued $3.0 million of 9% Secured Bridge Notes due January 17, 2000. In connection with the financing agreement, the Company issued warrants to purchase an aggregate of 550,000 shares of the Company's common stock at an exercise price of $2.75 per share, the market price of the stock on the date prior to the issuance of the warrants. The warrants have a term of five years from the date of issuance. The Company has agreed to register the warrants and the common stock issuable upon exercise thereof under the Securities Act of 1933. The warrants were issued in reliance on section 3(b) and 4(2) of the Securities Act.

     No underwriting discounts or commissions were paid in connection with any of the foregoing transactions.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

  EXHIBIT
  NUMBER                             DESCRIPTION OF EXHIBITS
-----------                          -----------------------
 1.01*         --  Form of Underwriting Agreement
 3.01(1)       --  Certificate of Incorporation of the Company
 3.02(1)       --  Amendment to Certificate of Incorporation of the Company
                   dated January 8, 1997
 3.03(1)       --  Amended and Restated By-laws of the Company
 4.01(1)       --  Specimen Certificate for the Common Stock
 4.02*         --  Form of Indenture
 4.03*         --  Form of Notes
 5.01*         --  Opinion of Brobeck Phleger & Harrison LLP
10.01(1)       --  Lease Agreement dated October 7, 1994, between the Company and Atrium at Clearwater, Limited
10.02(1)       --  First Lease Agreement Amendment dated February 16, 1996, between the Company and Atrium at Clearwater, Limited
10.03(1)       --  Form of Indemnification Agreement between the Company and officers and directors of the Company
10.04(1)       --  Digital Lightwave, Inc. 1996 Stock Option Plan
10.05(3)       --  Digital Lightwave, Inc. Employee Stock Purchase Plan
10.06(2)       --  Second Lease Amendment, dated September 10, 1997, between the Company and Atrium At Clearwater, Limited
10.07(2)       --  Lease Agreement, dated June 30, 1997, between the Company and Pinellas Business Center, Inc.
10.08(2)       --  Lease Agreement, dated September 26, 1997, between the
                   Company and Monmouth/Atlantic Realty Associates
10.09(4)       --  L.P. Lease Agreement, dated January 9, 1998, between the
                   Company and Orix Hogan-Burt Pinellas Venture.
10.10(4)       --  First Lease Amendment, dated February 18, 1998, between the
                   Company and Orix Hogan-Burt Pinellas Venture.

  EXHIBIT
  NUMBER                             DESCRIPTION OF EXHIBITS
-----------                          -----------------------
10.11(4)       --  First Lease Amendment, dated September 25, 1997, between the
                   Company and Monmouth/Atlantic Realty Associates L.P.
10.12(4)       --  Second Lease Amendment, dated February 23, 1998, between the
                   Company and Monmouth/Atlantic Realty Associates L.P.
10.13(4)       --  Employment Agreement, dated February 27, 1998, between the
                   Company and Steven H. Grant.
10.14(5)       --  Accounts Receivable Agreement dated December 28, 1998
                   between the Company and Bankers Capital.
10.15(5)       --  Stock Option Agreement dated November 13, 1998 among the
                   Company, Dr. Brian J. Zwan and Hugh Brian Haney
10.16(5)       --  Mutual General Release dated November 13, 1998, by and among
                   Hugh Brian Haney, Great American Fun Corp., Great American
                   Fun (HK) Ltd., Dr. Bryan J. Zwan, the Company and Logical
                   Magic, Inc.
10.17(5)       --  Settlement Agreement dated November 13, 1998 by and among
                   Hugh Brian Haney, Dr. Bryan J. Zwan and the Company.
10.18(5)       --  Letter Agreement dated as of December 31, 1998 between the
                   Company and Gerry Chastelet.
10.19(5)       --  Letter Agreement dated April 13, 1998 and addendum thereto dated February 9, 1999 between the Company and George J.
                   Matz.
10.20(5)       --  Form of Stock Purchase Agreement, dated March 31, 1999, between the Company and certain Purchasers, with exhibits
                   thereto.
10.21(5)       --  Letter of Commitment between the Company and Emergent Asset
                   Based Lending, L.L.C. d/b/a/ Emergent Business Capital,
                   dated March 31, 1999.
10.22(5)       --  Letter Agreement dated as of September 8, 1997 between the
                   Company and Ali Haider as amended and supplemented by the
                   Letter Agreements dated July 27, 1998 and August 4, 1998.
21.01(5)       --  Subsidiaries of the Registrant
23.01          --  Consent of PricewaterhouseCoopers LLP
23.02*         --  Consent of Brobeck Phleger & Harrison LLP
24.01          --  Power of Attorney (included on the signature page of this
                   Registration Statement)
25.01*         --  Statement of Eligibility of Trustee

------------------

(1) Incorporated by reference to the similarly described exhibits filed in connection with the Registrant's Registration Statement on Form S-1, File No. 333-09457, declared effective by the Securities and Exchange Commission on February 5, 1997.
(2) Incorporated by reference to the exhibit filed in connection with the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997.
(3) Incorporated by reference to the exhibit filed in connection with the Registrant's Registration Statement on Form S-8, File No. 333-35375.
(4) Incorporated by reference to the similarly described exhibits filed in connection with the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

(5) Incorporated by reference to the similarly described exhibits filed in connection with the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
  * To be filed by Amendment.

     (b) Financial Statement Schedules

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     (1) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (3) The undersigned Registrant hereby undertakes:

          (a) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (b) That for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clearwater, Florida, on the 19th day of April, 1999.

                                          DIGITAL LIGHTWAVE, INC.

                                          By:      /s/ GERRY CHASTELET
                                             -----------------------------------
                                                       Gerry Chastelet
                                                President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     We the undersigned directors and officers of Digital Lightwave, Inc., do hereby constitute and appoint Gerry Chastelet and Steven H. Grant, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the Registration Statement, including specifically, but without limitation, power and authority to sign for us or in any of our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement, or any related Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      NAME                                  TITLE                  DATE
                      ----                                  -----                  ----

             /s/ DR. BRYAN J. ZWAN                Chairman of the Board       April 19, 1999
------------------------------------------------
               Dr. Bryan J. Zwan

              /s/ GERRY CHASTELET                 President, Chief Executive  April 19, 1999
------------------------------------------------  Officer and Director
                Gerry Chastelet

              /s/ STEVEN H. GRANT                 Executive Vice President,   April 19, 1999
------------------------------------------------  Finance, Chief Financial
                Steven H. Grant                   Officer and Secretary

          /s/ DR. WILLIAM F. HAMILTON             Director                    April 19, 1999
------------------------------------------------
            Dr. William F. Hamilton

              /s/ WILLIAM SEIFERT                 Director                    April 19, 1999
------------------------------------------------
                William Seifert